2024
Annual Meeting of Shareholders
Proxy Statement

Martin
Marietta

Hunter Stone
New Braunfels, Texas
Diamond Elite Winner 2023

Martin Marietta



April 15, 2024

Dear Shareholders:

It is my pleasure to invite you to attend Martin Marietta's 2024 Annual Meeting of Shareholders on Thursday, May 16, 2024. This document provides some of the highlights of our key actions and important decisions in 2023, as well as information about our financial and other performance. Please review this Proxy Statement and the 2023 Annual Report for more information about these topics.

Record 2023 Financial Performance

In 2023 Martin Marietta delivered another year of strong financial results marking twelve years of consecutive profit growth reflecting the continued success of our commercial and operational excellence efforts, value-over-volume strategy, active portfolio management and disciplined capital allocation. Our double-digit pricing growth in 2023 across nearly all product lines continues to yield higher margins, profits and cash flows. We grew aggregates gross profit per ton by 46% to $6.93 and achieved 41% growth of diluted earnings per share (EPS) from continuing operations to $19.32. We increased our dividend 12% in August 2023 (the Company's eighth-consecutive year of increasing the dividend) and, collectively with share repurchases, we returned $324 million to shareholders. Our cumulative Total Shareholder Return (TSR) over the past 14 years is 558%. These significant accomplishments underscore the durability of our business and our strategic plan. Martin Marietta has built a long-lasting and resilient business that is poised to continue to outperform in the near-, medium- and long-term.



Active Portfolio Management

Over recent years we have made tremendous progress on our Strategic Operating Analysis and Review (SOAR) 2025 initiatives. In line with these initiatives, we announced and/or completed over $2.47 billion of non-core asset divestitures in 2023. This includes closing the sale of our Tehachapi, California cement plant and substantially completing our planned asset sales from the 2021 Lehigh Hanson West acquisition. In February 2024, we also closed the sale of our South Texas cement and concrete businesses for $2.1 billion. These divestitures provide us additional balance sheet flexibility to pursue SOAR 2025 growth initiatives, are consistent with our aggregates-led product focus, and support our strategically positioned nationwide footprint. Following these divestitures, we recently announced the acquisition of Albert Frei & Sons, Inc. in Colorado and the acquisition of 20 active aggregates operations in Alabama, South Carolina, South Florida, Tennessee and Virginia from affiliates of Blue Water Industries (BWI Southeast). These two pure-play aggregates businesses will enhance our aggregates platform in multiple high-growth markets and are expected to contribute more than $180 million of annualized Adjusted EBITDA in 2024.

World-Class Safety Achieved

We continued our relentless focus on world-class safety performance, achieving Martin Marietta's safest year on record with a world-class lost time incident rate (LTIR) for the seventh-consecutive year (0.13 in 2023) and a world-class total injury incident rate (TIIR) for the third-consecutive year (0.78 in 2023). Moreover, our fidelity to our Guardian Angel culture meant that 99.9% of our over 9,000 employees experienced ZERO lost-time incidents and 99.1% of employees experienced zero reportable incidents. These outstanding results are evidence of our team's broad-based commitment to safety, which we validated further through a series of employee feedback activities and on-site assessments last year. Our safety culture and performance set the foundation for our long-term financial strength. As such, we established a Safety Executive Steering Committee to guide and ensure strong focus on the Company's safety efforts, by developing a refreshed roadmap for continued safety execution and improvement. Our successful long-term strategy is to build and maintain the safest, best-performing and premier aggregates-led building materials company in markets that exhibit favorable growth dynamics.



Sustainability Priorities

We believe that Martin Marietta has a proactive, responsible, and principled approach to climate change, including setting meaningful and realistic targets and keeping promises. We believe these strategies and risk-mitigation efforts are robust to address the Company's climate risks and benefit from climate-related opportunities. We continue to enhance our disclosure on these matters and our engagement with shareholders to more fully explain the Company's priorities in these important areas. In addition to our year-round dialogue with our shareholders on a variety of topics, in the fall of 2023 we undertook a Fall Engagement Program. This included contacting our top 40 shareholders to discuss feedback we received during the year on climate matters and our compensation program design.

We made substantial progress on our sustainability journey in the last year. Among other things, during 2023:

• We established our ambition to be Net Zero by 2050 across our entire value chain.

• We submitted our commitment letter to the Science Based Targets initiative (SBTi) and have started gathering Scope 3 emissions data for purposes evaluating those emissions against SBTi's target threshold in accordance with SBTi procedures.

• We submitted additional responses and information to Climate Action 100+ including our Net Zero GHG emissions ambition by 2050, a long-term GHG reduction target, and a comprehensive roadmap to decarbonization.

• We submitted responses to the CDP Climate and Water surveys scoring a C on both and setting a baseline for future improvements.

• We designed a new Political Contributions and Lobbying web page responsive to the CPA-Zicklin scorecard resulting in a 77.1 point increase in our CPA-Zicklin scores from a 10.0 in 2022 to an 87.1 in 2023, which is in the index's top quartile. In addition, the Company was recognized as one of the nine *Most Improved Companies This Year*.

• We progressed on our activities relating to several employee resource groups (ERGs), including our Women Who Build resource group, a Military & Veterans Community and a multicultural ERG called MERGE.

Governance and Board Refreshment

Martin Marietta is committed to strong corporate governance and ensuring a diverse set of skills and backgrounds on the Board of Directors. At the Company's 2024 Annual Meeting of Shareholders, Michael J. Quillen, who has served on Martin Marietta's Board of Directors since 2008, will retire. Mr. Quillen has been a superb and insightful member of our Board; we are extremely grateful for his steady guidance and thoughtful leadership throughout his Board tenure. He previously served as Lead Independent Director and, most recently, as Chair of our Finance Committee. We wish him well in retirement. Over the past nine years, we have added seven new independent directors and, this year, we are nominating Mary T. Mack, a former Senior Executive Vice President at Wells Fargo & Company with a broad mix of banking, finance and governance experience, to serve on our Board. Half of our independent Board nominees are diverse, including four women, one African American director and one Hispanic director, each of whom brings strong backgrounds and experience with publicly-traded companies and adds unique insights to our Board.

Your Vote Matters

I urge you to promptly cast your vote. You may do so by either returning the enclosed Proxy Card or by the electronic or telephone options described in our Proxy Statement. On behalf of our Board of Directors, thank you for your investment in Martin Marietta. We look forward to continuing to deliver strong and responsible performance, innovation and growth to our customers, our shareholders and our other stakeholders.

Sincerely,

C. Howard Nye
Chair of the Board, President and Chief Executive Officer





Notice of 2024 Annual Meeting of Shareholders

	Item of Business	For More Information See Page	Board Recommendation
Item 1	To elect 10 directors	25	**FOR**
Item 2	To ratify the appointment of PricewaterhouseCoopers LLP as independent auditors for 2024	39	**FOR**
Item 3	To vote on an advisory resolution to approve the compensation of our named executive officers	89	**FOR**
	Any other matters that may properly come before the meeting		

Annual Meeting of Shareholders

When:
Thursday, May 16, 2024, 8:00 a.m. ET

Place:
4123 Parklake Avenue, Raleigh, NC 27612 (our principal executive offices)

Who Can Vote:
Shareholders of record at the close of business on March 7, 2024

Date of Availability:
This Notice, Proxy Statement, the Proxy Card, and the Notice of Meeting are being sent commencing on approximately April 15, 2024 to shareholders of record at the close of business on March 7, 2024.

Your vote is important. You may vote in person at the 2024 Annual Meeting of Shareholders (Annual Meeting) or submit a proxy over the internet. If you have received a paper copy of the Proxy Card (or if you request a paper copy of the materials), you may submit a proxy by telephone or by mail.

Whether or not you expect to attend the meeting, we hope you will **date and sign the enclosed Proxy Card** and mail it promptly in the enclosed stamped envelope. Submitting your proxy now will not prevent you from voting your shares at the meeting, as your proxy is revocable at your option.

If you submit your proxy by telephone or over the internet, you do not need to return your Proxy Card by mail.

Sincerely,

Roselyn Bar

Roselyn R. Bar
Executive Vice President, General Counsel and Corporate Secretary
Martin Marietta Materials, Inc.
Raleigh, North Carolina
April 15, 2024

How to Vote:
It is important that your shares be represented and voted at the Annual Meeting. We urge you to vote by using any of these methods.



Via the internet
www.voteproxy.com



By Telephone
1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from outside the United States



By Mail
Sign, date and mail your proxy card in the envelope provided



In Person
Attend the Annual Meeting and vote by ballot

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting of Shareholders: The Proxy Statement and Annual Report on Form 10-K are available at https://ir.martinmarietta.com/reports-filings/annual-reports-and-proxies.

Table of Contents



Proxy Statement Highlights

Shareholders Benefit from Martin Marietta's Record 2023 Performance

This summary provides highlights of selected information about Martin Marietta Materials, Inc. (the Company, Martin Marietta, we or us) from this Proxy Statement. The Board of Directors is providing the Notice of 2024 Annual Meeting of Shareholders, this Proxy Statement and Proxy Card (the Proxy Materials) in connection with the Company's solicitation of proxies for the 2024 Annual Meeting (the Annual Meeting) to be held on May 16, 2024, and at any adjournment or postponement thereof.

This proxy summary highlights information contained elsewhere in our Proxy Statement. The summary does not contain all the information that you should consider, and we encourage you to read the entire Proxy Statement before voting.

2023 Safety & Financial Highlights from Continuing Operations

- Southwest and East Divisions outperformed world class with Total Injury Incident Rates (TIIRs) of 0.63 and 0.69, respectively
- Achieved word-class TIIR for the 3rd consecutive year with companywide TIIR of 0.78
- 99.9% of employees experienced zero lost-time incidents
- Net Earnings from Continuing Operations Attributable to Martin Marietta increased by more than 40%
- Adjusted EBITDA increased 33%, surpassing $2.1 billion
- Achieved 41% growth of diluted EPS from continuing operations to $19.32
- Grew aggregates gross profit per ton by 46% to $6.93
- Delivered Total Shareholder Return of 49% vs. the S&P 500 of 26%

*Adjusted EBITDA, Adjusted EBITDA margin and Net Leverage are not measures under generally accepted accounting principles in the United States (GAAP). Please see Appendix B for a reconciliation of non-GAAP measures to GAAP measures and other disclosures related to the presentation of Non-GAAP measures.

+Dollar amounts and adjusted EBITDA margin metrics represent records and are based on continuing operations only.

[1] Net Margin is defined as the ratio between Net Earnings from Continuing Operations Attributable to Martin Marietta and Total Revenues.

RECORD FINANCIAL PERFORMANCE

TOTAL REVENUES
$6.78 B
+10%

NET EARNINGS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO MARTIN MARIETTA
$1.20 B
+40%

ADJUSTED EBITDA*+
$2.13 B
+33%

NET MARGIN[1]
17.7%
+380 bps

ADJUSTED EBITDA MARGIN*+
31.4%
+540 bps

DILUTED EPS FROM CONTINUING OPERATIONS
$19.32
+41%

CASH FROM OPERATIONS
$1.53 B
+54%

NET LEVERAGE AT DEC. 31, 2023*
1.44x

PROXY HIGHLIGHTS

Proposal 1	**Election of 10 Directors** The Board recommends a vote **FOR** each of the Directors	See pages 25 for more information
Proposal 2	**Ratification of the Appointment of PricewaterhouseCoopers LLP as our Independent Auditors for 2024** The Board recommends a vote **FOR** ratification of PricewaterhouseCoopers for 2024	See pages 39 for more information
Proposal 3	**Advisory Vote to Approve the Compensation of our Named Executive Officers** The Board recommends a vote **FOR** our Say-On-Pay proposal	See page 89 for more information



Measuring our Performance



World-Class Safety

We are committed to our Guardian Angel safety culture where **Zero is Possible**, and achieved a **world-class lost-time incident rate** (LTIR) for the **seventh-consecutive year** (0.13 in 2023). With a company-wide Total Injury Incident Rate (TIIR) of 0.78, we exceeded the world-class rate of 0.90 for the **third-consecutive year**.

Seventh-Consecutive Year of World-Class Lost-Time Incident Rate (LTIR) Performance



Third-Consecutive Year of World-Class Total Injury Incident Rate (TIIR) Performance





Record Financial Performance

We achieved **record financial performance** in 2023

TOTAL REVENUES[1]	NET EARNINGS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO MARTIN MARIETTA [1]	ADJUSTED EBITDA[1]	NET MARGIN[1]
**$6.78B	+10%**	**$1.20B	+40%**	**$2.13B	+33%**	**17.7%	+380%**

ADJUSTED EBITDA MARGIN[1]	DILUTED EPS[1]	CASH FROM OPERATIONS[1]	NET LEVERAGE[2]
**$31.4%	+540 bps**	**$19.32	+41%**	**$1.53B	+54%**	**$1.44x**

1 Dollar amounts and adjusted EBITDA margin metrics represent records and are based on continuing operations only.
2 Net Leverage is as of December 31, 2023.

* Adjusted EBITDA, Adjusted EBITDA Margin and Net Leverage are non-GAAP measures. Please see Appendix B for a reconciliation of non-GAAP measures to GAAP measures.





Execution of Strategic Plan

Our strategic plan, inclusive of targeted platform and bolt-on acquisitions, has resulted in best-in-class short- and long-term shareholder returns and has given us a meaningful presence in ten of the 11 U.S. megaregions, large networks of metropolitan population centers covering thousands of square miles.



MEGAREGIONS AND BUILDING MATERIALS BUSINESS LOCATIONS

As of December 31, 2023



Cascadia
Northern California
Southern California
Front Range
Arizona Sun Corridor
Texas Triangle
Gulf Coast
Great Lakes
Northeast
Piedmont Atlantic
Florida
Martin Marietta Locations
Source: America 2050

Creation of Long-Term Value

Our accomplishments in 2023 and execution of our strategic plan have helped position the Company for continued long-term success and are a testament to our team's commitment to Martin Marietta's vision and strategic priorities

RECORD FY2023 FINANCIAL RESULTS...



$6.78B	$1.20B	$2.13B
+10%	+40%	+33%
Total Revenues	Net Earnings from Continuing Operations Attributable to Martin Marietta	Adjusted EBITDA*

12th Consecutive Year of Profit Growth

1.44x
Net Leverage
*As of 12/31/23**

...WITH MOMENTUM GOING INTO 2024



Q4 Aggregates Performance

+650 bps
Product Gross Margin Expansion

15%
ASP Growth

+40%
Gross Profit Per Shipped Ton

OTHER NOTABLE ACCOMPLISHMENTS



- **Commercial and Operational Excellence**
- **M&A Integration**
- **Portfolio Enhancing Transactions** (SOAR 2025)
- **People**
- **ESG Enhancement**













Commitment to Sustainability

Sustainability is part of our culture, including operating in an environmentally responsible manner



2050 Net Zero ambition with strong 2030 commitments

Martin Marietta has **an ambition to be Net Zero by 2050 across our entire value chain**. We have made **a commitment** to **reduce** the intensity of our **Scope 1 CO_2e** process emissions from our heritage cement operations as compared to 2010 levels by **2030**. We have made **a commitment** to **reduce** the intensity of our **Scope 1 CO_2e** process emissions from our magnesia specialties business as compared to 2010 levels by **2030**. We have made a **commitment** to **reduce or offset 30%** of our Scope 2 CO_2e emissions by **2030** with a baseline year of 2021 and a goal of **Net Zero Scope 2 emissions by 2050**.[1] In 2023, we expanded our Net Zero goals to include a **Net Zero by 2050** ambition for our **Scope 1 emissions**.



Strategy

As outlined in our Sustainability Report, Martin Marietta has a **roadmap** for achieving its sustainability goals including our ambitions and commitments. We seek ways to create **lower carbon products**. We have a growing recycled aggregates business in Texas, Minnesota and California. We are invested in our Magnesia Specialties business which produces magnesia-based products that help our customers reduce their harmful air emissions and chemical usage, as well as help purify water and neutralize nuclear waste among other applications. Our Management Development and Compensation Committee reviews **management's performance with regard to its sustainability goals** and considers those achievements in determining incentive pay.



Resilience

We review **physical and transition climate risks** and the impact on the business of various **climate scenarios and opportunities**. We disclose those risks and the materiality of those potential impacts in our Annual Report. Our risk management process and sustainability oversight structure allow the Board and management to **address and manage** climate risks in the same manner as other material risks to the Company.



Collaboration

We actively **participate** in a dialogue to reduce emissions and the related impact on climate change. We participate in **working groups** both at the Portland Cement Association (PCA) and National Ready Mixed Concrete Association to evaluate the feasibility and/or opportunity associated with PCA's 2050 "Net Zero Roadmap," along with other developments relevant to commercial-scale carbon capture and storage (CCS) technologies that we anticipate being considered by the industry in the coming years. We work with Fortera, a Silicon Valley-based materials technology company, that is permitting and constructing a pilot **carbon capture** plant and determining the feasibility of this technology at other locations.

---

[1] Facilities in most source categories subject to the United States Environmental Protection Agency's (USEPA's) Greenhouse Gas Reporting Program (codified at 40 CFR Part 98), including cement production, began reporting emissions in 2010. Thus, we believe 2010 is a year with reliable and comparable data across a wide range of facilities in the U.S. Our Scope 1 CO_2e emissions intensity associated with our cement operations in 2010 was 0.836. Notably, when we announced our 2030 emissions reduction targets in 2019, as described above, we took into account that we have been investing heavily over the past decade to reduce our cement and magnesia emissions, which is reflected in our favorable CO_2e intensity performance relative to the U.S. cement industry average. We also believe this has allowed us to achieve significant environmental benefits from reduced emissions well ahead of many other operators in the industry and will position us not only to achieve our targets but to be in a good position to evaluate additional actions in the future.



Board Oversight of Risk Management

Our Board currently has nine independent members and only one non-independent member, Mr. Nye. A number of our independent Board members are serving or have served as members of senior management of other public companies, have served as directors of other public companies, and otherwise have experience and/or educational backgrounds that we believe qualify them to effectively assess risk. Each of our Board Committees, including our Audit, Management Development and Compensation, and Nominating and Corporate Governance Committees, are comprised solely of independent Directors, each with a different independent Director serving as Chair of the Committee (other than the Executive Committee, which does not meet on a regular basis).

The Board has overall responsibility for oversight of risk management. The Board believes that an effective risk management system will accomplish the following goals:

1. Timely identify the material risks that Martin Marietta faces

2. Communicate necessary information with respect to material risks to senior executives and, as appropriate, to the Board or relevant Board Committee

3. Determine whether the risk is excessive or appropriate under the circumstances and designed to achieve a legitimate enterprise goal

4. Implement risk management responses consistent with Martin Marietta's risk profile

5. Integrate risk management into Martin Marietta's decision-making

The Board delegates certain responsibilities to the Committees to assist in fulfilling its risk oversight responsibilities. Each of the Committees reports regularly to the full Board of Directors as to actions taken and topics discussed. In addition, the Board regularly reviews with management the most significant risks facing Martin Marietta, the probabilities of those risks occurring, the steps taken to mitigate any impact of risks, and management's general risk management strategy. This risk management approach includes consideration of risks and opportunities relating to climate change, sustainability and other ESG matters. In addition, the Board encourages management to promote a corporate culture that incorporates risk management into Martin Marietta's day-to-day operations.



BOARD OF DIRECTORS
Responsible for risk oversight at the Company

Oversight of Designated Risks

BOARD COMMITTEES
Assist the Board in fulfilling its risk oversight responsibilities. Each Committee regularly reports on these matters to the full Board.

Audit Committee	Ethics, Environment, Safety and Health Committee	Management Development and Compensation Committee	Nominating and Corporate Governance Committee	Finance Committee
Leads in oversight of risks related financial reporting, financial statements, internal control environment, internal audit, independent audit, cybersecurity and accounting processes.	Monitors risks for the Company in key areas of Martin Marietta's sustainability program, including health, safety, the environment and climate change, as well as the Company's ethics program.	Oversees aspects of risk related to the annual performance evaluation of our Chief Executive Officer, succession planning and ensuring that executive compensation is appropriate to meet Martin Marietta's objectives. Provides oversight of human capital management risks.	Oversees aspects of risk related to the composition of the Board and its Committees, Board performance and best practices in corporate governance.	Evaluates risks associated with Martin Marietta's capital structure, including credit and liquidity risks

External Advisors



Reporting   Oversight and Advice

Management
While the Board oversees Martin Marietta's risk management, the executive officers are responsible for the day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our Company and is appropriate whether the positions of Chair and Chief Executive Officer are separate or held by the same individual.



Our Sustainability Governance

Our Board plays an essential role in determining strategic priorities and considers sustainability issues an integral part of its business oversight. Our *Corporate Governance Guidelines*, set forth a flexible framework within which the Board, assisted by its Committees, directs the affairs of Martin Marietta.



Board of Directors

- Provides oversight of sustainability issues for the Company.
- Receives a report from each of the Committees on its work relating to sustainability matters.
- Engages in strategic review and risk assessments which also includes management's sustainability goals, our performance relating to sustainability and our engagement with investors with regard to sustainability matters.



Ethics, Environment, Safety and Health Committee

- Established in 1994 and meets at least four times annually.
- Comprised wholly of independent directors, whose members are diverse and have relevant expertise to provide appropriate oversight in helping us achieve sustainable growth and reduce our risks.
- Reviews our Sustainability Report and our sustainability performance commitments and goals, including those relating to climate change, as well as capital investments and improved practices that reduce greenhouse gas (GHG) and other emissions.
- Reviews the input we have received from, and our engagement with, investors on climate, sustainability and other ESG matters.
- Monitors our safety performance, Ethics Office activity and compliance with environmental, health and safety laws and regulations, as well as our public reporting and disclosure with respect to climate change-related risks and opportunities and other environmental issues.
- Has the authority to investigate any matter falling within its purview.



Management Development and Compensation Committee

- Reviews matters relating to human capital management, diversity, equity and inclusion (DEI), talent acquisition and retention, and compensation matters related thereto.
- Reviews management's performance with regard to its sustainability goals and considers those achievements in determining incentive pay.



Audit Committee

- Reviews our significant environmental matters and assesses the potential risks and liabilities they may pose to our business.





Finance Committee

- Reviews large capital projects relating to sustainability and growth.
- Oversees our policies and practices relating to political contributions and political activities, including lobbying and/or trade associations of which we are a member, and expenditures.
- Reviews and approves charitable contributions and community support budgets.



Nominating and Corporate Governance Committee

- Oversees the development and implementation of a set of corporate governance principles applicable to Martin Marietta
- Oversees the review and implementation of best practices in corporate governance matters affecting the Board, its Committees and the Company.



Management

- The Chair and CEO, as well as the executive leadership team, guides and governs corporate-wide sustainability objectives and initiatives.
- Our dedicated employees help drive performance of our sustainability agenda, including:
  - Chief Ethics Officer
  - Head of Sustainability
  - Inclusion and Engagement Task Force
  - Head of Inclusion and Engagement
  - Safety teams
  - Environmental managers



Our Board Practices Promote Sustainable Long-Term Shareholder Value

Corporate Governance Highlights

Our Board is accountable to our shareholders

- Annual election of Directors
- Majority voting for uncontested Director elections
- Proxy access right for shareholders
- No poison pill
- Disclosure of governance processes implemented by the Board and its committees

Our Board is responsive to our shareholders and is proactive to understand their perspectives

- Proactive, year-round engagement with shareholders
- Engagement topics include Board refreshment, environmental, social and governance (ESG) matters, management compensation, and Board and management diversity

Our shareholders are entitled to voting rights in proportion to their economic interest

- One class of voting stock
- One share, one vote standard

Our Board adopted practices that enhance its effectiveness

- 9 of 10 Directors are independent
- 4 of our Director Nominees are women comprising 44% of our independent directors and nominees
- 2 of our Directors are ethnically diverse
- Significant Board refreshment with 8 new director nominees in the past 9 years
- Directors reflect a diverse mix of skills and experience
- Annual Board, committee and individual self-assessments
- Board access to management and employees
- Overboarding, anti-hedging and stock ownership policies

Our Board has strong, independent leadership

- Independent Lead Director
- Annual review of Board leadership structure
- Independent chairs of Board committees
- Only one Director is a Company employee

Our Board has developed a management compensation structure that is aligned with the long-term strategy of the company

- Compensation programs reviewed to include short-and long-term goals tied to the long-range plan and to attract, retain, incentivize and reward excellent performance

Board Composition and Effectiveness

We seek to include a diverse group of Directors on our Board to provide different perspectives to the Board's oversight responsibilities. Our Directors demonstrate diversity in the form of experience, geography, gender, ethnicity, age and tenure.

4   Women represent 4 of our Nominees comprising 44% of our independent director nominees

2   Racially and ethnically diverse – 1 Board members is African American and 1 Board member is Hispanic

50%   50% of our Director nominees bring diversity in gender or ethnicity

8.5 years   The average tenure of our Director Nominees is 8.5 years



PROXY ♦

Practices Contributing to Board Effectiveness

- Identification of diverse Board candidates
- Meaningful refreshment
- Rotation of Board committee assignments based on experience and expertise
- Robust onboarding
- Tenure and overboarding guidelines
- Our Board refreshment has resulted in a decrease of the Board's average tenure, with a greater mix of Directors with long-term knowledge of the Company, its strategy, opportunities and challenges, and those with new perspectives

Director Nominees

INDEPENDENCE

90%

BOARD NOMINEES ARE INDEPENDENT

GENDER

4

BOARD NOMINEES ARE WOMEN

CEO EXPERIENCE

40%

CURRENT OR FORMER PUBLIC COMPANY CEO

DIVERSITY

50%

BOARD NOMINEES ARE WOMEN OR MINORITIES

TENURE
8.5
YEARS AVERAGE
1
4
2
1
2
≤1
2-6
7-10
11-14
≥15

AGE
65
AVERAGE YEARS OF AGE
1
1
4
2
2
50-60
61-65
66-70
>70
INDEPENDENT

Board Attendance

In 2023, during their terms of service, all directors attended 100% of the Board meetings and all directors attended at least 75% of the committee meetings to which they were assigned. All directors then in office attended the May 2023 Annual Meeting.



Effective Shareholder Engagement

Avenues of engagement

 We hold in-person and/or virtual meetings with investor groups across the globe

 We conduct quarterly conference calls with analysts

 We engage with investors continually through meetings, calls, written correspondence, and emails

 We report investor feedback to the Management Development and Compensation Committee and the Board to assist in aligning pay and performance

 We implemented a formal Fall Engagement Program

Discussion highlights

› Company strategy, including acquisitions and divestitures

› Financial and operating performance

› Commercial and operational excellence goals

› Safety, environment and sustainability

› Inclusion and engagement efforts

› Board oversight, refreshment and diversity

› Executive compensation

Our Board, Management Development and Compensation Committee, Chair and Chief Executive Officer alongside our top executive management team from Legal, Finance, Human Resources and Investor Relations have a robust shareholder engagement program in place. This program is active year-round and accepts requests for engagement from shareholders and proactively reaches out to initiate dialogue with our shareholders on topics that are important to the Company.

The shareholder engagement team described above embarked on a comprehensive engagement effort in connection with our 2023 Annual Meeting of Shareholders, which included a shareholder proposal on the establishment within a year of greenhouse gas (GHG) reduction targets (GHG Proposal) and a lower than expected advisory vote on executive compensation (Say On Pay), reaching out to over 30 of our top shareholders, representing approximately 64% of outstanding shares for their feedback in regard to our executive compensation and our sustainability goals and actions. We continued those discussions throughout the year and commenced a Fall Engagement Program in October 2023 to discuss actions that the Management Development and Compensation Committee had taken in response to initial shareholder feedback and to ensure that any actionable feedback could be better incorporated into Management Development and Compensation Committee discussions and decisions for fiscal 2023 and beyond and to gauge the responsiveness of our efforts with respect to climate-related matters. As part of our Fall Engagement Program, we reached out to over 40 of our top shareholders, representing approximately 66% of our outstanding shares on the same matters and other topics.

PROXY HIGHLIGHTS



In connection with our lower than expected Say On Pay vote, the following table describes shareholder feedback ("What We Heard"), our actions ("What We Did") and the impact of the actions ("Why This is Important") in connection with shareholder feedback regarding our Say On Pay vote.

	Shareholder Feedback ("What We Heard")	Action ("What We Did")	Impact of Action ("Why This is Important")
Short Term Incentive (STI)	**No concern with overall program and link to performance**; desires a more formulaic plan and additional disclosure regarding performance metrics and applicable weightings.	**In light of shareholder feedback and our lower than usual Say On Pay approval, a formulaic program was adopted for 2023 STI** awards with the following features: • 80% is based on achievement of financial metrics (50% Adjusted Cash Gross Profit and 30% SG&A as a Percentage of Total Revenue) • 20% is based on achievement of safety and ESG metrics • An assessment of individual performance may provide for an adjustment of +/-20%	✓ Provides a strong link between pay and performance ✓ Reduces discretion ✓ Improves disclosure
Long Term Incentive – Vested Awards	Recognized that the targets and formula were disclosed; no concern with program.	In addition to disclosure of targets, the **Threshold and Maximum goals are also disclosed**.	✓ Improves disclosure ✓ Provides greater comparability
Long Term Incentive – Future Awards	Recognized that disclosure of forward-looking performance metrics is competitively sensitive and satisfied with disclosure at vesting.	Performance metrics will continue to be **disclosed following vesting of the awards**.	✓ Balances disclosure needs of shareholders with the risk of competitive harm through disclosure of forward-looking performance metrics



♦ PROXY

In addition, in connection with the GHG Proposal, which received 32% support from our shareholders, we engaged with the holders of almost 70% of our shares regarding the request even though we opposed the shareholder proposal for the reasons provided in our 2023 Proxy Statement. We took the following actions to be responsive to their feedback.



May 2023 — Climate Action 100+

- ✓ **Submitted responses and additional information**
- ✓ Net Zero GHG Emissions Ambition by 2050

July 2023 — CDP

- ✓ **Participated in CDP Climate and Water surveys**, as well as related supply chain and plastics modules

Sept 2023 — SBTi

- ✓ **Submitted commitment letter to develop and submit science-based targets within 24 months**
- ✓ Began gathering Scope 3 emissions

Nov 2023 — Sustainalytics

- ✓ **Submitted feedback and validation data to Sustainalytics**
- ✓ Received an updated Sustainalytics report

We also have a history of robust shareholder responsiveness. In prior years, we have made other meaningful changes to our compensation program based on feedback from shareholders including:

- **The elimination of the excise tax gross-up** in executive officers' Employment Protection Agreements
- **The elimination of the walk-right and value of perks** in the severance calculation in executive officers' Employment Protection Agreements
- **The decision to not include these provisions** in future Employment Protection Agreements
- **The elimination of the single-trigger vesting** for equity awards beginning in 2019



Proactively Engaging and Responding to Shareholders

Overboarding Policy

Annual Election of Directors

No Pledging or Hedging of Martin Marietta Stock

Mandatory Retirement Age for Directors

SHAREHOLDER RIGHTS AND GOVERNANCE PRACTICES

Clawback Policy

Majority Voting Standard for Shareholders

Robust Stock Ownership Guidelines for Officers and Directors

No Shareholders Rights Plan

Proxy Access

Shareholder Governance Highlights:

 **Majority voting standard** for uncontested Director elections

 **Longstanding active** shareholder engagement

 **Annual advisory vote** to ratify independent auditor

 **No shares** with enhanced voting rights

 **Annual advisory vote** to approve executive compensation

 **Annual Sustainability Report** that provides information on our environmental footprint, safety record and community engagement
- Created a new position to better focus on these important issues
- Our Board committees review the Company's goals and accomplishments with regard to sustainability

 **Updated Board Committee Charters** for ESG matters, Diversity, Engagement and Inclusion, and Political Contributions



Our Commitment to Our People and Pay-for-Performance

In 2023, we advanced our initiatives relating to employee inclusion and engagement

✓ Completed a companywide inclusion and engagement awareness communications campaign to help managers and employees understand the criticality of inclusion and engagement and how inclusion and engagement are already ingrained in Martin Marietta's culture and values. The campaign highlighted that ensuring we maintain an inclusive and engaging culture will enhance the Company's competitive advantage.

✓ Successfully launched Martin Marietta's first three Employee Resource Groups:

- Military and Veterans Community (MVC)
- Women Who Build (WWB)
- MERGE (a Multi-Cultural ERG)







Martin Marietta Military & Veterans Community

Martin Marietta Women Who Build

Martin Marietta MERGE

✓ Created and filled a new Employee Engagement Manager position to support companywide inclusion and engagement programs.

Our Compensation Approach and Highlights

A substantial portion of compensation paid to our named executive officers (NEOs) is variable and performance-based. We use the 50th percentile of our peer group as a reference point when determining target compensation, but target pay is set based on a variety of factors and actual pay realized by our NEOs is dependent on our financial, operational and other related performance. Based on our record levels of performance in 2023, variable compensation payable under both our short-term and long-term incentive plans exceeded the target amounts established for each NEO, which is consistent with our pay-for-performance philosophy. All compensation paid to our CEO and other NEOs for 2023 was performance-based other than base salary; approximately 90% of our CEO's compensation was performance-based and 79% of our other NEOs' actual compensation was performance based.*

CEO Compensation
38% BONUS
29% PSUs
10% BASE SALARY
23% RSUs
PERFORMANCE BASED

Other NEO Compensation
17% PSUs
48% BONUS
21% BASE SALARY
14% RSUs
PERFORMANCE BASED



* Based on grant date value of Performance Share Units (PSUs) and Restricted Stock Units (RSUs).



The Board of Directors

The Board of Directors currently consists of ten members, nine of whom are non-employee Directors. Under our Bylaws, nominations of persons for election to the Board may be made at an Annual Meeting of Shareholders by the Board and by any shareholder who complies with the notice procedures set forth in the Bylaws. As described in the Proxy Statement for our 2023 Annual Meeting, for a nomination to be properly made by a shareholder at the 2024 Annual Meeting, the shareholder's notice must have been sent to, and received by, our Secretary at our principal executive offices between January 14, 2024 and February 13, 2024. No such notice was received during this period.

The Bylaws of the Company provide that a Director will retire at the Annual Meeting of Shareholders following the Director's 75th birthday. One of our current Directors, Michael J. Quillen, reached this mandatory retirement age this year and is not eligible for election at the Annual Meeting for a new term. Mr. Quillen has stated that he intends to serve as a Director through the commencement of the 2024 Annual Meeting of shareholders, after which he will retire from the Board. The Board extends its sincere appreciation to Mr. Quillen for his years of service and thoughtful Board leadership. Mr. Quillen gave generously of his time and consistently provided the Board with independent insight and advice, which have been invaluable to the Board and to Martin Marietta.

The Board has nominated Mary T. Mack to stand for election by shareholders at the 2024 Annual Meeting. Ms. Mack is being nominated to fill the vacancy resulting from Mr. Quillen's retirement. Ms. Mack was initially identified by the Chair of the Board, President and CEO and was recommended as a Director nominee by the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee from time to time retains a search firm to help identify director prospects, perform candidate outreach, assist in reference checks, and provide other related services. The recruiting process typically involves either the Chair, President and CEO, the search firm or a member of the Nominating and Corporate Governance Committee contacting a prospect to gauge their interest and availability. A candidate will then meet with several members of the Nominating and Corporate Governance Committee and sometimes the Board. At the same time, the Nominating and Corporate Governance Committee and the search firm will contact references for the prospect. A background check is completed before a final recommendation is made to the Board to appoint a candidate to the Board.

The Board has nominated ten persons for election as Directors to serve a one-year term expiring in 2025. Unless otherwise directed, proxies will be voted in favor of these nominees. Each nominee has agreed to serve if elected. Each of the nominees, other than Ms. Mack, is currently serving as a Director. Should any nominee become unable to serve as a Director, the persons named in the enclosed form of proxy will, unless otherwise directed, vote for the election of such other person for such position as the present Board of Directors may recommend in place of such nominee. Proxies cannot be voted for a greater number of persons than the number of nominees named. Should any of the listed nominees be unavailable for election by reason of death or other unexpected occurrence, the proxy, to the extent permitted by applicable law, may be voted with discretionary authority in connection with the nomination by the Board and the election of any substitute nominee.

Board Effectiveness and Refreshment

Board composition is one of the most critical areas of focus for the Board of Directors. Having the right mix of people who bring diverse perspectives, business and professional experiences, and skills provides a foundation for robust dialogue, informed advice and collaboration in the boardroom. The Nominating and Corporate Governance Committee develops criteria for open Board positions, taking into account a variety of factors, which may include current Board member skills, composition, age, tenure, other diversity factors, the range of talents and experience that would best complement those already represented on the Board, the need for specialized expertise, and anticipated retirements to define gaps that may need to be filled through the Board refreshment process. The Board strives to ensure an environment that encourages diverse critical thinking and values innovative, strategic discussions to achieve a higher level of success for the Company.



The Nominating and Corporate Governance Committee screens and recommends candidates for nomination by the full Board. It uses a variety of methods to help identify potential Board candidates with the desired skills and background needed for the Company's business, including from time to time informal networks, third-party search firms and other channels. When the Committee is assisted from time to time with its recruitment efforts by an outside search firm, the firm recommends candidates that satisfy the criteria defined by the Board, and provides background research and pertinent information regarding prospective candidates.

Once the Committee has identified a prospective nominee, it makes an initial determination as to whether to conduct a full evaluation. In making this determination, the Committee takes into account various information, including information provided at the time of the candidate recommendation, the Committee's own knowledge, and information obtained through inquiries to third parties to the extent the Committee deems appropriate. The preliminary determination is based primarily on the need for additional Board members and the likelihood that the prospective nominee can satisfy the criteria that the Committee has established. If the Committee determines, in consultation with the Chair of the Board, President and CEO and other Directors as appropriate, that additional consideration is warranted, it may request management or a third-party search firm to gather additional information about the prospective nominee's background and experience and to report its findings to the Committee. The Committee then evaluates the prospective nominee against the specific criteria that it has established for the position, as well as the standards and qualifications set out in the Company's Corporate Governance Guidelines, including:

- the ability of the prospective nominee to represent the interests of the shareholders of the Company;

- the prospective nominee's standards of integrity, commitment and independence of thought and judgment;

- the prospective nominee's ability to dedicate sufficient time, energy and attention to the diligent performance of their duties, including the prospective nominee's service on other public company boards, as specifically set out in the Company's Corporate Governance Guidelines;

- the extent to which the prospective nominee contributes to the range of talent, skill and expertise appropriate for the Board; and

- the extent to which the prospective nominee helps the Board reflect the diversity of the Company's shareholders, employees, customers and the communities in which it operates.

If the Committee decides, on the basis of its preliminary review, to proceed with further consideration, members of the Committee, the Chair of the Board, President and CEO, as well as other members of the Board as appropriate, interview the nominee. After completing this evaluation and interview, the Committee makes a recommendation to the full Board, which makes the final determination whether to nominate or appoint the new Director after considering the Committee's report. A background check is completed before a final recommendation is made to the Board to appoint a candidate to the Board.

In selecting nominees for the Board, the Board seeks to achieve a mix of members who together bring experience and personal backgrounds relevant to the Company's strategic priorities and the scope and complexity of the Company's business. The Board also seeks a demonstrated ability to manage complex issues that involve a balance of risk and reward. The background information on current nominees beginning on page 25 and the skills matrix on page 18 set out how each of the current nominees contributes to the mix of experience and qualifications the Board seeks. In making its recommendations with respect to the nomination for re-election of existing Directors at the annual shareholders meeting, the Committee assesses the composition of the Board at the time and considers the extent to which the Board continues to reflect the criteria set forth above.



Board Qualifications, Gender and Diversity

The following sets forth certain information for each nominee for election regarding age, gender, diversity, tenure and skills that are important to the Board of Directors.

Demographics and Background	Ables	Cole	Foxx	Koraleski	Mack	Nye	Perez	Pike	Slager	Waisgras
Age	66	73	52	73	61	61	70	64	62	64
Gender	F	F	M	M	F	M	F	M	M	M
African American/Black			●							
Hispanic							●			
White	●	●		●	●	●		●	●	●
Tenure	5	22	3	7	N/A	14	19	4	7	3
Qualification & Experience										
Corporate Governance/Legal Ensures background and knowledge necessary to provide effective oversight and governance	●	●	●	●	●	●	●	●	●	●
Current or Former CEO of Public Company Strong leadership skills and critical experience with demands and challenges of managing a large public organization				●		●		●	●	
Financial or Accounting Enables in-depth analysis of our financial statements, capital structure, financial transactions, and financial reporting process	●	●	●	●	●	●	●	●	●	●
Government Relations/Regulatory/Sustainability Critical for understanding complex regulatory and governmental environment that impacts our business and our strategic goals relating to sustainability	●	●	●	●	●	●	●	●	●	●
Logistics/Operations Necessary in overseeing a sustainable company that relies heavily on logistics			●	●		●		●	●	●
Other Public Boards Adds perspective important to shareholders and public company governance	●	●	●	●		●	●	●	●	●
Risk Management Facilitates understanding of the risks facing the Company and appropriate process and procedures for managing them	●	●	●	●	●	●	●	●	●	●
Strategy/M&A Supports setting of long-term corporate vision, disciplined strategic development and integration to facilitate the Company's growth	●	●	●	●	●	●	●	●	●	●
Technology Facilitates business objectives and security of the Company's proprietary and confidential data	●		●	●	●			●		●

The Board has implemented a number of processes to assist it in refreshing the Board in an appropriate manner that helps create shareholder value.





Board Refreshment Elements

Review of Board Candidates	The Board seeks a diverse group of candidates who, at a minimum, possess the background, skills, expertise and time to make a significant contribution to the Board, the Company and its shareholders. The Corporate Governance Guidelines list criteria against which candidates may be assessed. In addition, the Nominating and Corporate Governance Committee considers, among other things: • input from the Board's self-assessment process to prioritize areas of expertise that were identified; • investor feedback and perceptions; • the candidates' skills and competencies to ensure they are aligned with the Company's future strategic challenges and opportunities; and • the needs of the Board in light of recent and anticipated Board vacancies. During the process of identifying and selecting director nominees, the Nominating and Corporate Governance Committee screens and recommends candidates for nomination by the full Board. The Bylaws provide that the size of the Board may range from 9 to 11 members. Director candidates also may be identified by shareholders and will be evaluated under the same criteria applied to other director nominees and considered by the Nominating and Corporate Governance Committee. Information on the process and requirements for shareholder nominees may be found in our Bylaws on the Company's website at https://ir.martinmarietta.com/corporate-governance/governance-documents-and-charters.
Board Assignments	Each February, the Nominating and Corporate Governance Committee reviews the membership, tenure, leadership and commitments of each of the Committees and considers possible changes given the qualifications and skill sets of members on the Board or a desire for committee rotation or refreshment. The Nominating and Corporate Governance Committee also takes into consideration the membership requirements and responsibilities set forth in each of the respective Committee charters and the Corporate Governance Guidelines as well as any upcoming vacancies on the Board due to our mandatory retirement age. The Nominating and Corporate Governance Committee recommends to the Board any proposed changes to Committee assignments and leadership to be made effective at the next Annual Meeting of Shareholders. The Nominating and Corporate Governance Committee also reviews the operation of the Board generally.
Refreshment	The Board has nominated eight new directors in the past nine years. At the same time, obtaining a detailed understanding of the Company's business takes time. We believe that implementing term limitations may prevent the Board from benefitting from the insight that longer tenure brings.
Annual Performance Assessment	The Board conducts a self-assessment of its performance and effectiveness as well as that of its Committees on an annual basis. The self-assessment helps the Nominating and Corporate Governance Committee track progress in certain areas targeted for improvement from year-to-year and to identify ways to enhance the Board's and its Committees' effectiveness. For 2023, each director completed a written questionnaire. The questions were open-ended to solicit candid feedback. The collective ratings and comments are compiled and summarized and then discussed by the Nominating and Corporate Governance Committee and the full Board.
Onboarding and Education	New directors are provided with an orientation about the Company, including our business operations, strategy and governance. Directors also are provided continuing education by subject matter experts and/or continuing education programs sponsored by educational and other institutions to assist them in staying abreast of developments in corporate governance and critical issues relating to the operation of public company boards. Members of our senior management regularly review with the Board the operating plan of each of our business segments and the Company as a whole. The Board also conducts periodic visits to our facilities as part of its regularly scheduled Board meetings.



Tenure Guidelines

Mandatory Retirement Age	Directors must retire at the annual meeting following their 75th birthday.
Employment Change	Directors must report to the Chair of the Board and Chair of the Nominating and Corporate Governance Committee regarding any significant change in principal employment or responsibilities to assure they can continue to commit the appropriate time to Board service.



Board, Committee and Individual Director Evaluations

As a part of our continuous improvement process intended to enhance the Board's overall effectiveness, the Board regularly evaluates its performance through self-assessments, corporate governance reviews and periodic charter reviews. Those evaluations, changes in our business strategy or operating environment, and the future needs of the Board in light of anticipated director retirements are used to identify desired backgrounds and skill sets for future Board members. The feedback solicited from Board members regarding the Board, each Committee on which they serve, and individual Board members is one of the tools used to assist the Nominating and Corporate Governance Committee in its responsibility to evaluate Board and Committee performance annually.

BOARD, COMMITTEE AND INDIVIDUAL PERFORMANCE ASSESSMENTS

Questionnaire

The Nominating and Corporate Governance Committee (Committee) reviews the director and officer questionnaire and performance assessment process to determine if they are effective and whether any changes are appropriate. Each Director annually completes a questionnaire assessing the Board, Committees on which they serve, and each Director for review by the Chair of the Committee.

One-on-One Discussions

The Chair of the Committee follows up with each Director who submits comments, suggestions or other feedback for a candid discussion.

Closed Session

The Chair of the Committee discusses the results and feedback on an unattributed basis with the Committee.

Board Summary

The results are discussed with a session of each of the independent Board members, with the Chair of the Board, and with each Committee Chair.

Feedback

Policies and practices are updated as appropriate as a result of the feedback.



Board Committees

Martin Marietta's Board of Directors has six standing Committees: the Audit Committee; the Ethics, Environment, Safety and Health Committee; the Executive Committee; the Finance Committee; the Management Development and Compensation Committee; and the Nominating and Corporate Governance Committee. Each Committee has a written charter that describes its purposes, membership, meeting structure, authority and responsibilities. These charters are reviewed by the respective Committee on an annual basis with any recommended changes adopted upon approval by our Board. The charters of our six standing Committees are posted on our website.

Below is a summary of our current Committee structure and membership information.

Director	Independent Director	Audit Committee	Ethics, Environment, Safety and Health Committee	Executive Committee	Finance Committee	Management Development and Compensation Committee	Nominating and Corporate Governance Committee
Dorothy M. Ables Financial Expert	Yes	✓	Chair				
Sue W. Cole	Yes		✓				✓
Anthony R. Foxx	Yes		✓		✓		
John J. Koraleski Lead Independent Director Financial Expert	Yes	✓		✓		Chair	
C. Howard Nye*				Chair			
Laree E. Perez Financial Expert	Yes	✓					✓
Thomas H. Pike	Yes				✓	✓	
Michael J. Quillen	Yes			✓	Chair	✓	
Donald W. Slager	Yes				✓		Chair
David C. Wajsgras Financial Expert	Yes	Chair				✓	

*Mr. Nye is the only member of management on the Board.

The **Executive Committee** held no meetings during 2023. It has the authority to act during the intervals between the meetings of the Board of Directors and may exercise the powers of the Board in the management of the business and affairs of Martin Marietta as may be authorized by the Board of Directors, except to the extent such powers are reserved to the full Board by statute, by our Articles of Incorporation, or by our Bylaws. The Executive Committee's current members are Directors Nye (Chair), Koraleski, and Quillen.



The primary responsibilities, membership and meeting information for our other standing Committees are summarized below

 # Audit Committee

Current Members:
David C. Wajsgras (Chair)
Dorothy M. Ables
John J. Koraleski
Laree E. Perez

Meetings in 2023

4

Average Attendance in 2023:

100%

Primary Responsibilities:

- Reviews our significant accounting principles, policies and practices in reporting our financial results under generally accepted accounting principles.
- Reviews our annual audited financial statements and related disclosures.
- Reviews management letters or internal control reports, and reviews our system of internal control over financial reporting.
- Appoints, retains and oversees the work of the independent auditors.
- Reviews the effectiveness of the independent audit effort.
- Pre-approves audit and permissible non-audit services provided by the independent registered public accounting firm.
- Reviews our interim financial results for each fiscal quarter.
- Reviews the qualifications and the plan and scope of work of the corporate internal audit function.
- Reviews and discusses the reports of our internal audit group.
- Reviews and discusses management's assessment of the effectiveness of Martin Marietta's system of internal control over financial reporting.
- Discusses Martin Marietta's earnings press releases, as well as financial information and earnings guidance provided to analysts, investors and rating agencies.
- Discusses matters related to risk assessment and risk management and how the process is handled by management.
- Reviews and oversees related party transactions.
- Reviews complaints regarding accounting, internal controls or auditing matters.
- Considers allegations of possible financial fraud or other financial improprieties.
- Reviews annually the adequacy of the Committee charter and recommends proposed changes to the Board.
- Prepares the annual Audit Committee Report to be included in the Proxy Statement.

Other Governance Matters:

All members of the Audit Committee, including the Chair, are audit committee financial experts under applicable U.S. Securities and Exchange Commission (SEC) regulations.

The Chair of the Audit Committee is an independent Director.

The Chair of the Audit Committee has experience serving as a Chair and member of other public company audit committees.

All members satisfy the audit committee experience and independence standards required by the New York Stock Exchange (NYSE).





Ethics, Environment, Safety and Health Committee

Current Members:

Dorothy M. Ables (Chair)
Sue W. Cole
Anthony R. Foxx

Meetings in 2023

4

Average Attendance in 2023:

100%

Primary Responsibilities:

- Monitors compliance with our *Code of Ethical Business Conduct* and reviews all matters presented to it by the Corporate Ethics Officer concerning the ethical practices of Martin Marietta and its Directors, officers, and employees, including conflicts or potential conflicts of interest between Martin Marietta and any of its Directors, officers, and employees.

- Reviews and discusses our sustainability efforts, goals and risks, and our annual Sustainability Report.

- Reviews and monitors the adequacy of our policies and procedures and organizational structure for ensuring compliance with environmental laws and regulations.

- Reviews matters relating to our health and safety programs and performance.

- Reviews annually the adequacy of the Committee charter and recommends proposed changes to the Board.

- Oversees environmental performance, initiatives and results, including annual and long-term targets and commitments.

- Reviews the Company's strategy, programs, initiatives and performance with respect to climate change and other sustainability matters.



Finance Committee

Current Members:

Michael J. Quillen (Chair)
Anthony R. Foxx
Thomas H. Pike
Donald W. Slager

Meetings in 2023

4

Average Attendance in 2023:

100%

Primary Responsibilities:

- Provides general oversight relating to the management of our financial affairs.

- Reviews and approves establishment of lines of credit or other short-term borrowing arrangements and investing excess working capital funds on a short-term basis.

- Reviews and makes recommendations to the Board concerning changes to capital structure, including the incurrence of long-term debt, issuance of equity securities, share repurchases, and the payment of dividends, as well as capital expenditures.

- Reviews annually the adequacy of the Committee charter and recommends proposed changes to the Board.

- Oversees our policies and practices on political contributions, including those contained in our *Code of Ethical Business Conduct*, and reviews our political activities, including lobbying and/or through trade associations of which we are a member, and expenditures, and ensure that any such activities are consistent with and serve to promote our business strategy and goals.

- Reviews and approves charitable contributions and community support budgets.





Management Development and Compensation Committee

Current Members:
John J. Koraleski (Chair)
Thomas H. Pike
Michael J. Quillen
David C. Wajsgras

Meetings in 2023

4

Average Attendance in 2023:

100%

Primary Responsibilities:

- Establishes an overall strategy with respect to compensation for officers and management to enable Martin Marietta to attract and retain qualified employees.
- Reviews and oversees executive succession and management development plans.
- Reviews and approves management's assessment of the performance of executive officers, and reviews and approves the salary, incentive compensation, and other compensation of such officers.
- Approves and administers our equity and other plans relating to compensation of Martin Marietta's directors and executive officers.
- Reviews and discusses the Compensation Discussion and Analysis and produces a compensation committee report as required by the SEC to be included in this Proxy Statement.
- Provides oversight of our Benefit Plan Committee, which administers Martin Marietta's defined benefit and contribution plans.
- Reviews and approves the goals and objectives for the CEO's compensation, evaluates the CEO's performance in light of those goals and objectives, and determines and approves the CEO's compensation.
- Makes recommendations to the Board on changes in the compensation of non-employee directors.
- Reviews annually the adequacy of the Committee charter and recommends proposed changes to the Board.
- Has the authority, in its sole discretion, to retain, pay, and terminate any consulting firm, if any, used to assist in evaluating director, CEO, or senior executive compensation.
- Reviews matters relating to human capital management, diversity, equity and inclusion (DEI), talent acquisition and retention, and compensation matters related thereto.

Other Governance Matters:

All members are non-employee, independent Directors as required by the rules of the NYSE, the Martin Marietta *Guidelines for Director's Independence*, applicable rules of the SEC, and the Committee's charter.



Nominating and Corporate Governance Committee

Current Members:
Donald W. Slager (Chair)
Sue W. Cole
Laree E. Perez

Meetings in 2023

3

Average Attendance in 2023:

100%

Primary Responsibilities:

- Develops criteria for nominating and appointing directors, including Board size and composition, corporate governance policies, and individual director expertise, attributes and skills.
- Recommends to the Board the individuals to be nominated as directors.
- Recommends to the Board the appointees to be selected for service on the Board Committees.
- Oversees an annual review of the performance of the Board and each Committee.
- Reviews annually the adequacy of the Committee charter and recommends proposed changes to the Board.
- Oversees the development and implementation of a set of corporate governance principles applicable to Martin Marietta.

Other Governance Matters:

All members are non-employee, independent Directors as required by the rules of the NYSE.

Upon recommendation of this Committee, the Board of Directors has adopted a set of *Corporate Governance Guidelines* for Martin Marietta. The Guidelines are posted and available for public viewing on our website at *https://ir.martinmarietta.com/corporate-governance.* A copy may also be obtained upon request from Martin Marietta's Corporate Secretary.



Proposal 1: Election of Directors

The following sets forth the age, experience, key attributes and other biographical information for each nominee for election as a director for a one-year term until the 2024 Annual Meeting of Shareholders.



DOROTHY M. ABLES

Director Since: 2018
Age: 66
Committees:



Chair

Ms. Ables joined the Martin Marietta Board in November 2018. Ms. Ables held a number of executive positions with Spectra Energy and predecessor companies, including serving from 2008 to 2017 as the Chief Administrative Officer of Spectra Energy Corp. where she was responsible for human resources, information technology, support services, community relations and audit services. Prior to that, she served as Vice President of Audit Services and Chief Ethics and Compliance Officer for Spectra Energy, Vice President and Chief Compliance Officer for Duke Energy Corporation, an American electric power holding company, and Senior Vice President and Chief Financial Officer for Duke Energy Gas Transmission. Spectra Energy was a Fortune 500 Company and one of North America's leading pipeline and midstream companies prior to its acquisition by Enbridge Inc. in 2017. (NYSE: ENB) Ms. Ables started her career in the audit department of Peat, Marwick, Mitchell & Co. Ms. Ables serves on the Board of Directors, and as Chair of the Audit Committee and a member of the Governance and Social Responsibility Committee of Coterra Energy (NYSE: CTRA), an independent oil and gas company, which is the result of the merger of Cabot Oil & Gas Corporation (NYSE: COG) and Cimerex Energy Co. in October 2021. Ms. Ables served as an Independent Director of Cabot, an independent oil and gas company, where she was chair of the Audit Committee from 2019 to 2021 and a member of the Audit and Compensation Committees from 2015 to 2021. She served as a Director of Spectra Energy Partners, an affiliate of Spectra Energy Corp., from 2013 to 2017. Ms. Ables attended the University of Texas at Austin where she earned a Bachelor of Business Administration degree in Accounting.

Key attributes, experience and skills:

- More than nine years of C-Suite experience
- Financial expertise acquired through serving as CFO of Duke Energy Gas Transmission and as Vice President of Audit Services and Chief Compliance Officer of Spectra Energy Corp. and Duke Energy Corporation
- Valuable business leadership in human resources, information technology, community relations, finance and financial statements
- Strong leadership skills and familiarity with Texas, an important state for the Company



SUE W. COLE

Director Since: 2002
Age: 73
Committees:

Ms. Cole is the managing partner of SAGE Leadership & Strategy, LLC, an advisory firm for businesses, organizations and individuals relating to strategy, governance and leadership development. Ms. Cole was previously a principal of Granville Capital Inc., a registered investment advisory firm, from 2006 to 2011, and before that she was the Regional CEO, Mid-Atlantic Region, of U.S. Trust Company, N.A., where she was responsible for the overall strategic direction, growth, and leadership of its North Carolina, Philadelphia and Washington, D.C. offices. Ms. Cole previously held various positions in the U.S. Trust Company, N.A. and its predecessors. Ms. Cole has previously served on the public-company board of UNIFI, Inc. (NYSE: UFI), a manufacturer of textured yarns. She has also been active in community and charitable organizations, including previously serving as Chairman of the North Carolina Chamber, the North Carolina Biotech Center and the Greensboro Science Center. She is currently Chair of the National Association of Corporate Directors. Ms. Cole attended the University of North Carolina at Greensboro where she earned a Bachelor of Science degree in Business Administration and a Masters in Business Administration in Finance.

Key attributes, experience and skills:

- Valuable experience in executive compensation, corporate governance, human resources, finance and financial statements, and customer service
- Chief executive officer of several financial services businesses as well as several non-profit organizations
- Strong leadership skills and familiarity with North Carolina, an important state for the Company

 **Audit Committee**
 **Ethics, Environment, Safety & Health Committee**
 **Executive Committee**
 **Finance Committee**
 **Management Development & Compensation Committee**
 **Nominating & Corporate Governance Committee**







ANTHONY R. FOXX

Director Since: 2020
Age: 52
Committees:

Mr. Foxx served from October 2018 to January 2022 as Chief Policy Officer and advisor to the President and Chief Executive Officer of Lyft, Inc. Prior to joining Lyft, he served as the seventeenth United States Secretary of Transportation from 2013 to 2017, where he led an agency with more than 55,000 employees and a $70 billion budget, whose primary goal was to ensure that America maintains the world's safest, most efficient transportation system. Previously, Mr. Foxx served as the Mayor of Charlotte, North Carolina, from 2009 to 2013. Since January 2021, Mr. Foxx also serves as an independent director and member of the Audit Committee and Nominating and Governance Committee of CDW Corporation (NASDAQ: CDW), a leading multi-brand technology solutions provider to business, government, education, and healthcare customers, and since May 2021, Mr. Foxx has served as an independent director for NXP Semiconductors (Nasdaq: NXPI), a world leader in secure connectivity solutions for embedded applications. Mr. Foxx earned his Bachelors degree at Davidson College and his Juris Doctor degree at New York University Law School.

Key attributes, experience and skills:

- Extensive experience in legal, compliance and corporate governance
- Brings valuable experience from his elected position as Mayor of Charlotte, North Carolina and as United States Secretary of Transportation relating to leadership, finance matters, corporate governance, legal, governmental and regulatory issues, safety, health and environmental matters
- Brings additional perspective to the Board on diversity and corporate citizenship



JOHN J. KORALESKI

Director Since: 2016
Age: 73

Lead Independent Director

Committees:

  

Chair

Mr. Koraleski joined the Martin Marietta Board in 2016.
Mr. Koraleski served from February 2015 through his retirement in September 2015 as executive Chairman of the Board of the Union Pacific Corporation (UP) (NYSE: UNP), which through its subsidiaries operates North America's premier railroad franchise, covering 23 states across the western two-thirds of the United States. Prior to that, he was named President and Chief Executive Officer of the UP in March 2012, elected as a Director of the UP in July 2012 and appointed Chairman of the Board in 2014. Since joining the Union Pacific (Railroad) in 1972, Mr. Koraleski held a number of executive positions in the UP and the Railroad, including, Executive Vice President – Marketing and Sales from 1999 to 2012, Executive Vice President – Finance and Information Technology, Chief Financial Officer and Controller. Mr. Koraleski served as the Chairman of The Bridges Investment Fund, Inc., a general equity fund whose primary investment objective is to seek long-term capital appreciation, from 2005 through March 2012 and is a past Chairman of the Association of American Railroads. Mr. Koraleski earned a Bachelor's and Master's degree in business administration from the University of Nebraska at Omaha.

Key attributes, experience and skills:

- Experience with the demands and challenges associated with managing a large publicly-traded organization from his experience as Chairman and CEO of Union Pacific
- Extensive knowledge of financial system management, public company accounting, disclosure requirements and financial markets
- Valuable expertise in talent management, compensation, governance and succession planning
- Understanding of complex logistic operations, safety and rail operations
- Broad strategic analysis and experience with acquisitions, integration, marketing and information technologies

 Audit Committee
 Ethics, Environment, Safety & Health Committee
 Executive Committee
 Finance Committee
 Management Development & Compensation Committee
 Nominating & Corporate Governance Committee





MARY T. MACK

Director Since: N/A
Age: 61

Ms. Mack is the retired Chief Executive Officer (CEO) of Consumer and Small Business Banking (CSBB) for Wells Fargo & Company, a leading financial services company (NYSE: WFC). In her role leading CSBB, Ms. Mack oversaw Branch Banking, Small Business Banking, Chief Administrative Office, CSBB Marketing, Consumer Data and Engagement Platforms, Strategy and Innovation, Deposit Products, Diverse Customer Segments, Physical Distribution Strategies, and the Affluent Customer Segment. She also had accountability for CSBB Operations and CSBB Control Management functions. Ms. Mack began her banking career with Wells Fargo in 1984 and during her time with the company held numerous leadership positions, including CEO and president of Wells Fargo Advisors, LLC, one of the nation's largest full-service retail brokerage organizations. Ms. Mack is a graduate of Davidson College with a bachelor's degree in International Political Economy and serves on the college's board of trustees. She is a board member of Habitat for Humanity International and a member of the Charlotte Executive Leadership Council.

Key attributes, experience and skills:

- Significant brokerage / advisory, banking, finance and corporate and investment banking experience
- Insight into the financial affairs, including corporate borrowings, capitalization, and liquidity
- Expertise with respect to financial statements, corporate finance, accounting and capital markets, mergers and acquisitions, and strategic analysis
- Deep understanding of financial management, risk management and corporate governance



C. HOWARD NYE

Director Since: 2010
Age: 61
Committees:



Chair

Mr. Nye has served as Chair of the Board of Martin Marietta since 2014, as President since 2006 and as Chief Executive Officer and a Director since 2010. Mr. Nye previously served as Chief Operating Officer from 2006 to 2009. Prior to joining Martin Marietta in 2006, Mr. Nye spent nearly 13 years in a series of increasingly responsible positions with Hanson PLC, an international building materials company. Mr. Nye received a Bachelor's degree from Duke University and a Juris Doctor degree from Wake Forest University. In addition to his educational, professional, executive and related roles, Mr. Nye is a past Chairman of the Board of each of the National Stone, Sand & Gravel Association (NSSGA), the American Road & Transportation Builders Association (ARTBA), and the North Carolina Chamber. Mr. Nye is also a member of the Board of Directors and the Executive Committee of the United States Chamber of Commerce, the world's largest business organization. Since 2018, Mr. Nye has been a member of the Board of Directors of General Dynamics Corporation (NYSE: GD), a global aerospace and defense company. From 2015 to 2018, Mr. Nye was also an independent director for Cree, Inc. (NASDAQ: CREE), an American manufacturer and marketer of lighting-class lighting products and semiconductors. Mr. Nye has been recognized by Forbes magazine as one of America's Most Innovative Leaders; he was previously recognized by both Aggregates Manager and Pit & Quarry magazines, as Aggman of the Year and a Hall of Fame inductee, respectively. Mr. Nye has also served on numerous other state, local and/or philanthropic organizations including the boards of directors of the University of North Carolina Health System and the Research Triangle Foundation, as well as the Board of Governors of the Research Triangle Institute. He also served as Co-Chair of the NC FIRST Commission (evaluating North Carolina's current and future transportation investment needs).

Key attributes, experience and skills:

- Extensive knowledge of the building materials industry
- Extensive leadership, business, operating, marketing, mergers and acquisitions, legal, customer-relations, and safety and environmental experience
- Understands the competitive nature of the business and has strong management skills, broad executive experience, and corporate governance expertise
- Broad strategic vision for the future growth of Martin Marietta

 **Audit Committee**  **Ethics, Environment, Safety & Health Committee**  **Executive Committee**  **Finance Committee**  **Management Development & Compensation Committee**  **Nominating & Corporate Governance Committee**





LAREE E. PEREZ

Director Since: 2004
Age: 70
Committees:



Ms. Perez is an investment consultant with DeRoy & Devereaux, an independent investment adviser, where she has provided client consulting services since 2015. She was previously Owner and Managing Partner of The Medallion Company, LLC, a consulting firm, from 2003 to 2015. Ms. Perez was previously a Director of GenOn Energy, Inc. (NYSE: GEN), one of the largest power producers in the United States, from 2002 to 2012, and served as the Chairman of the Audit Committee of GenOn Energy, Inc. from 2002 to 2007 and a member of its Audit and Risk and Finance Oversight Committees from 2008 to 2012. Previously, she was Vice President of Loomis, Sayles & Company, L.P. and co-founder, President and Chief Executive Officer of Medallion Investment Company, Inc. In addition to civic and charitable organizations, Ms. Perez served as Vice Chairman of the Board of Regents at Baylor University and previously served on the Board of Trustees of New Mexico State University, where she was also Chairman of the Board. Ms. Perez earned a Bachelor's degree from Baylor University in Finance and Economics.

Key attributes, experience and skills:

- Significant business, financial and private investment experience
- Significant expertise with respect to financial statements, corporate finance, accounting and capital markets, mergers and acquisitions, and strategic analysis
- Insight into auditing best practices
- Familiarity with the southwestern United States



THOMAS H. PIKE

Director Since: 2019
Age: 64
Committees:



Mr. Pike joined the Martin Marietta Board in July 2019 and is currently Chairman and Chief Executive Officer of Fortrea (Nasdaq: FTRE) having served in this role since Fortrea's launch as an independent company in July 2023. Mr. Pike joined Fortrea as President and Chief Executive Officer in January 2023 during its spinoff from its parent company Labcorp (NYSE: LH). Mr. Pike has more than 30 years of leadership experience in global services, most notably in the contract research organization (CRO) industry. Previously, Mr. Pike served as Chief Executive Officer and a member of the Board of Directors of Quintiles Transnational Holdings, Inc. (Quintiles) from April 2012 until its merger with IMS Health in December 2016 to create IQVIA (NYSE:IQV). Mr. Pike led Quintiles through a successful public offering and helped grow into a Fortune 500 company. Prior to Quintiles, Mr. Pike spent 22 years at Accenture (NYSE: ACN), a leading global professional services company, providing a broad range of services and solutions in strategy, consulting, digital, technology and operations, until December 2009. At Accenture, Mr. Pike's roles included serving as Chief Risk Officer and Managing Director of the North America Health and Products business areas. He previously served as the global Chief Operating Officer for Accenture's Resources operating group and had also served as Accenture's Chief Strategy Officer. Early in his career Mr. Pike was a consultant with McKinsey & Company. Mr. Pike earned his Bachelor's degree in accounting from the University of Delaware.

Key attributes, experience and skills:

- More than 15 years of C-Suite experience
- Broad strategic and financial experience
- Extensive experience in mergers and acquisitions, integration, and strategic development and analysis
- Significant mentorship, business and operating experience in a public company
- Valuable knowledge of financial system management, public company accounting, disclosure requirements and financial markets

 **Audit Committee**  **Ethics, Environment, Safety & Health Committee**  **Executive Committee**  **Finance Committee**  **Management Development & Compensation Committee**  **Nominating & Corporate Governance Committee**





DONALD W. SLAGER

Director Since: 2016
Age: 62
Committees:



Chair

Mr. Slager was President and Chief Executive Officer of Republic Services, Inc. (Republic) (NYSE: RSG), a service provider in the non-hazardous solid waste industry, holding this position from 2011 through his retirement in 2021. Prior to this, he served as President and Chief Operating Officer of Republic from December 2008 until his promotion to CEO. Prior to that, Mr. Slager served in the same capacity for Allied Waste Industries, Inc. (Allied Waste), from 2005 to 2008, prior to its merger with Republic. Mr. Slager was Executive Vice President and Chief Operating Officer of Allied Waste between 2003 and 2004. Prior to that, Mr. Slager held varying positions of increasing responsibility with Allied Waste. Mr. Slager also served as a Director of Republic from 2010 until 2021. Mr. Slager previously served as an Independent Director of UTi Worldwide Inc. (UTi) from 2009 to January 2016, where he served as Chairman of the Nominating and Corporate Governance Committee and as a member of both the Compensation and Risk Committees. UTi, a former NYSE listed company, was an international, non-asset-based supply chain services and solutions company providing air and ocean freight forwarding, contract logistics, customs brokerage, distribution, inbound logistics, truckload brokerage and other supply chain management services until it was acquired by DSV A/S, a third-party logistics services provider, in January 2016. Mr. Slager also serves as a director on the Board for the Phoenix Children's Hospital. Mr. Slager has completed the Northwestern University Kellogg School Advanced Executive Program and holds a certificate from the Stanford University Board Consortium Development Program.

Key attributes, experience and skills:

- More than 16 years of C-Suite experience
- More than 29 years of general management experience in a complex, capital intensive and logistics business
- Extensive experience in mergers and acquisitions, integration, and strategic development and analysis
- Valuable experience from his membership on the boards of directors of two publicly-traded companies



DAVID C. WAJSGRAS

Director Since: 2020
Age: 64
Committees:

 



Chair

Mr. Wajsgras is Chief Executive Officer of Intelsat, the foundational architects of satellite communications technology with a globalized network of integrated satellite and terrestrial communications, delivering critical broadband connectivity and media content distribution that impacts and transforms businesses and communities in more than 200 countries. He previously served as Raytheon Company (NYSE: RTN) president of the Intelligence, Information and Services (IIS) business from March 2015 to April 2020. Raytheon is a major U.S. defense contractor and industrial corporation. IIS provides a full range of technical and professional services to intelligence, defense, federal and commercial customers worldwide. The business specializes in global Intelligence, Surveillance and Reconnaissance; navigation; Department of Defense space and weather solutions; cybersecurity; analytics; training; logistics; mission support; engineering; automation and sustainment solutions; and international and domestic Air Traffic Management systems. Prior to this role, he was senior vice president and chief financial officer (CFO) of Raytheon from March 2006 to March 2015. Mr. Wajsgras is also an Independent Director and a member of the Audit Committee and Compensation Committee at Parsons Corporation (NYSE: PSN), a digitally enabled solutions provider focused on the defense, intelligence, and critical infrastructure markets. He was named Federal Computer Week's prestigious Industry Eagle Award winner in 2018 for his pivotal role in the U.S. government Information Technology community. In 2012, Mr. Wajsgras was named one of the Wall Street Journal's 25 Best CFOs among the larger companies in the Standard & Poor's 500 Index. Mr. Wajsgras earned his Bachelor's degree in accounting from the University of Maryland. He has a Masters in Business Administration from American University.

Key attributes, experience and skills:

- Extensive financial and operating experience
- Knowledge of corporate finance, strategic planning and risk management processes
- Experience as a public company CFO, as well as expansive knowledge of accounting principles and practices, auditing, internal control over financial reporting, and risk management processes
- Expertise in cybersecurity products and services

 **Audit Committee**    **Ethics, Environment, Safety & Health Committee**    **Executive Committee**    **Finance Committee**    **Management Development & Compensation Committee**    **Nominating & Corporate Governance Committee**

 The Board Unanimously Recommends a Vote **"FOR"** all Nominees for Election to the Board of Directors on this Proposal 1



Director Compensation

Martin Marietta uses a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board of Directors. In setting Director compensation, Martin Marietta considers the significant amount of time that Directors expend in fulfilling their duties to Martin Marietta as well as the skill level required by Martin Marietta of members of the Board. The Board determines reasonable compensation for Directors upon recommendation of the Management Development and Compensation Committee of the Board, which retains an independent compensation consultant to assist it in making each recommendation.

Cash Compensation Paid to Non-Employee Board Members

The cash-based elements of annual Director compensation for fiscal year 2023 paid in quarterly installments, measured from the end of the month during which the 2023 Annual Meeting of Shareholders was held, were as follows.

Cash Component Amount	
Annual Board Cash retainer	$120,000
Annual Audit Committee chair retainer[1]	$ 20,000
Annual Management Development and Compensation Committee chair retainer[2]	$ 20,000
Annual Finance Committee chair retainer[2]	$ 15,000
Annual Nominating and Corporate Governance Committee chair retainer[2]	$ 15,000
Annual Ethics, Environment, Safety and Health Committee chair retainer[2]	$ 15,000
Annual Audit Committee member retainer[2]	$ 5,000
Annual Lead Independent Director retainer[3]	$ 30,250

1 This is in addition to the annual retainer and the annual Audit Committee member retainer
2 This is in addition to the annual retainer in view of increased responsibilities
3 This is in addition to the annual retainer and the annual Committee chair retainers in view of increased responsibilities

The Company reimburses Directors for the travel expenses of, or provides transportation on Company aircraft for, Board and Committee meetings, meetings with management or independent consultants or advisors, and other Company-related events, such as Investor Day and meetings with potential Board candidates. No non-employee Directors received personal use of Martin Marietta's aircraft or other perquisites or personal benefits in 2023.

Equity Compensation Paid to Non-Employee Board Members

Non-employee Directors received an award of restricted stock units (RSUs) with a value of $145,000 (rounded up to the nearest RSU) based on the closing price as of the date of grant, which was following the 2023 Annual Meeting of Shareholders in May 2023. In May 2023, this award was 362 RSUs. The RSUs granted to the Directors in 2023 were fully vested upon award. Directors are required to defer at least 50% of the RSUs until retirement from the Board. Directors may choose to voluntarily defer an additional portion of their RSUs, and any RSUs that are not so deferred are settled in shares of common stock of Martin Marietta as soon as practicable following the grant date. The RSUs were awarded under the Martin Marietta Amended and Restated Stock-Based Award Plan (the Stock Plan), which was approved by shareholders on May 19, 2016. The Stock Plan provides that, during any calendar year, no non-employee Director may be granted (i) restricted shares and other full-value stock-based awards, including RSUs, in respect of more than 7,000 shares of common stock of Martin Marietta or (ii) options or stock appreciation rights in respect of more than 20,000 shares of common stock of Martin Marietta.

The Directors do not have voting or investment power for their respective RSUs.

Deferred Compensation Program for Non-Employee Board Members

The Common Stock Purchase Plan for Directors provides that non-employee Directors may elect to receive all or a portion of their fees earned in 2023 in the form of Martin Marietta common stock units. If deferral is elected, there is a mandatory



minimum deferral time of three years with, subject to certain restrictions, redeferrals at each Director's election up to the date the person ceases to be a Director or the date that is one year and one month following the date that the person ceases to be a Director. Directors may elect to receive payment of the deferred amount in a single lump sum or in equal annual installments for a period of up to ten years. All deferrals in common stock are credited at 100% of the fair market value of the common stock (the closing price of the common stock as reported in The Wall Street Journal). There are no matching contributions made by Martin Marietta. Dividend equivalents are paid on the units at the same rate as dividends are paid to all shareholders. The Directors do not have voting or investment power for their respective common stock units. Directors may also elect to defer their fees into a cash-based account on the same basis. Amounts deferred under the plan in cash are credited with interest at the prime rate as of January 1 of that year.

Director Compensation Table

The table below summarizes the compensation paid by Martin Marietta to each person who served as a non-employee Director during the fiscal year ended December 31, 2023.

Name[1] (a)	Fees Earned or Paid in Cash ($)[2] (b)	Stock Awards ($)[3] (c)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4] (f)	All Other Compensation ($)[5] (g)	Total ($) (h)
Dorothy M. Ables	140,000	145,006	1,887	9,021	295,914
Sue W. Cole	120,000	145,006	61,577	71,706	398,289
Smith W. Davis[6]	33,750		1,121	8,778	43,649
Anthony R. Foxx	120,000	145,006	12,808	4,524	282,338
John J. Koraleski	175,252	145,006	4,772	21,521	346,551
Laree E. Perez	130,000	145,006	31,492	43,471	349,969
Thomas H. Pike	120,000	145,006	1,398	10,319	276,723
Michael J. Quillen	135,000	145,006	32,529	46,495	359,030
Donald W. Slager	135,000	145,006	3,023	11,381	294,410
David C. Wajsgras	145,000	145,006	1,221	10,384	301,611

1 Mr. Nye, who is the Chief Executive Officer of Martin Marietta and a member of the Board of Directors, is not included in this table because he is not compensated separately for his service as a Director. The compensation received by Mr. Nye as an employee of Martin Marietta is shown in the Summary Compensation Table on page 74.

2 The amounts in column (b) reflect fees earned in 2023. Some of these fees were deferred pursuant to the Common Stock Purchase Plan for Directors in the form of common stock units. The number of units of common stock credited in 2023 to each of the Directors under the Common Stock Purchase Plan for Directors and the grant date fair value for these awards determined in accordance with FASB ASC Topic 718, are as follows: Ms. Ables, 0; Ms. Cole, 0; Mr. Davis, 94 units and $33,828 value, respectively; Mr. Foxx, 0; Mr. Koraleski, 427 units and $176,417 value, respectively; Ms. Perez, 0; Mr. Pike, 293 units and $121,034 value, respectively; Mr. Quillen, 165 units and $68,183 value, respectively; Mr. Slager, 0; and Mr. Wajsgras, 354 units and $146,275 value, respectively. The number of units credited to each of the Directors as of December 31, 2023, including units accumulated under the plan for all years of service as a Director, is as follows: Ms. Ables, 0; Ms. Cole, 13,867; Mr. Davis, 2,445; Mr. Foxx, 0; Mr. Koraleski, 3,387; Ms. Perez, 5,258; Mr. Pike, 958; Mr. Quillen, 5,295; Mr. Slager, 0; and Mr. Wajsgras, 1,494.

3 Each Director who was serving immediately following the 2023 Annual Meeting of Shareholder received 362 RSUs in May 2023. The amounts in column (c) reflect the grant date fair value for these awards determined in accordance with FASB ASC Topic 718. The RSUs fully vested upon award and will be distributed to the Director upon retirement, except Ms. Cole and Ms. Perez, who each received a distribution of 181 unrestricted shares of common stock and deferred the distribution of 181 RSUs until retirement. As of December 31, 2023, each Director held RSUs in the amounts as follows: Ms. Ables, 3,307; Ms. Cole, 11,519; Mr. Foxx, 1,701; Mr. Koraleski, 4,111; Ms. Perez, 10,310; Mr. Pike, 2,541; Mr. Quillen, 10,907; Mr. Slager, 4,150; and Mr. Wajsgras, 1,963. As of December 31, 2023, none of the Directors held options for common stock.

4 The amounts in column (f) reflect interest paid on fees deferred in cash under the Common Stock Purchase Plan for Directors.

5 The amounts in column (g) reflect for each Director the dollar value of dividend equivalents paid in 2023 on common stock units held under the Common Stock Purchase Plan for Directors. The non-employee Directors did not receive perquisites or other personal benefits in 2023.

6 Mr. Davis retired at the 2023 Annual Meeting of Shareholders in accordance with the Bylaws that provide for retirement at the annual meeting of shareholders following the Director's 75th birthday.



Beneficial Owners and Management

Stock Ownership

How much stock do Martin Marietta's Directors, Director nominees and executive officers own?

The following table sets forth information as of March 7, 2024 with respect to the shares of common stock that are beneficially owned by the Directors, nominees for election as Directors, the Chief Executive Officer, the Chief Financial Officer, and the three other named executive officers who are listed in the Summary Compensation Table on page 74 of this Proxy Statement, individually, and by all Directors and executive officers of Martin Marietta as a group. The address of each beneficial owner below is Martin Marietta's principal executive office.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Deferred and Restricted Units[4]	Total
Dorothy M. Ables	3,307[2]		3,307
Roselyn R. Bar	63,853	6,117	69,970
Robert J. Cardin	4,380	2,720	7,100
Sue W. Cole	29,636[2,3]		29,636
Anthony R. Foxx	1,701[2]		1,701
John J. Koraleski	14,474[2]		14,474
James A. J. Nickolas	20,180	3,087	23,267
Mary T. Mack			
C. Howard Nye	182,508	22,532	205,040
Laree E. Perez	16,305[2]		16,305
Michael J. Petro	2,650	4,102	6,752
Thomas H. Pike	3,551[2]		3,551
Michael J. Quillen	22,977[2]		22,977
Donald W. Slager	4,150[2]		4,150
David C. Wajsgras	3,520[2]		3,520
All Directors, nominees and executive officers as a group (17 individuals including those named above)	374,776[3]	45,969	420,745

1 As to the shares reported, unless indicated otherwise, (i) beneficial ownership is direct, and (ii) the person indicated has sole voting and investment power. None of the Directors or named executive officers individually own in excess of one percent of the shares of common stock outstanding. All Directors and executive officers as a group own .68% of the shares of common stock outstanding as of March 7, 2024. None of the shares reported are pledged as security.

2 Amounts reported include (1) compensation paid on an annual basis that Directors have received in common stock units that are deferred pursuant to the Amended and Restated Martin Marietta Materials, Inc. Common Stock Purchase Plan for Directors and (2) RSUs that each Director received in 2023 as part of their compensation. The Directors do not have voting or investment power for their respective common stock units and RSUs. The number of common stock units credited to each of the Directors pursuant to the Common Stock Purchase Plan as of March 7, 2024 is as follows: Ms. Ables, 0; Ms. Cole, 13,867; Mr. Foxx, 0; Mr. Koraleski, 3,463; Ms. Perez, 5,258; Mr. Pike, 1,010; Mr. Quillen, 5,274; Mr. Slager, 0; and Mr. Wajsgras, 1,557.

3 Includes an approximation of the number of shares in an IRA account.

4 The amounts reported include common stock units credited to each of the NEOs in connection with (i) their deferral of a portion of their cash bonus under the Martin Marietta Materials, Inc. Incentive Stock Plan, and (ii) RSUs (not including any performance-based share units (PSUs) granted under the Martin Marietta Amended and Restated Stock-Based Award Plan (the Plan) that are subject to forfeiture in accordance with the terms of the Stock Plan and are scheduled to vest within 60 days of March 7, 2024), each in the following amounts: Mr. Nye, 7,523 and 15,009, respectively; Ms. Bar, 3,007 and 3,110, respectively; Mr. Cardin, 0 and 2,720, respectively; Mr. Nickolas, 0 and 3,087, respectively; Mr. Petro, 217 and 3,885, respectively; and all Directors and executive officers as a group, 11,170 and 34,799, respectively. There are no voting rights associated with the stock units or RSUs.



Who are the largest owners of Martin Marietta's stock?

The following table sets forth information with respect to the shares of common stock which are held by persons known to Martin Marietta to be the beneficial owners of more than 5% of such stock as of March 7, 2024. To the best of Martin Marietta's knowledge, based on filings with the Securities and Exchange Commission as noted below, no person beneficially owned more than 5% of any class of Martin Marietta's outstanding voting securities at the close of business on March 7, 2024, except for those shown below.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group, Inc.[1]	7,168,589	11.60%
BlackRock, Inc.[2]	4,113,718	6.7%

1 As reported in Schedule 13G/A reporting beneficial ownership as of December 31, 2023 filed with the SEC on February 13, 2024, indicating sole power to vote 0 shares, shared power to vote 81,795 shares, sole power to dispose of 6,903,108 shares, and shared power to dispose of 265,481 shares. The Vanguard Group, Inc.'s address is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.
2 As reported in Schedule 13G reporting beneficial ownership as of December 31, 2023 filed with the SEC on January 26, 2024, indicating sole power to vote 3,764,294 shares, shaed power to vote 0 shares, sole power to dispose of 4,113,718 shares, and shared power to dispose of 0 shares. BlackRock, Inc.'s address is 50 Hudson Yards, New York, New York 10001.



Corporate Governance Matters

Corporate Governance Philosophy

Martin Marietta has a culture dedicated to ethical business behavior and responsible corporate activity, which we believe promotes the long-term interests of shareholders. This commitment is reflected in our Corporate Governance Guidelines, posted and available for public viewing on Martin Marietta's website at https://ir.martinmarietta.com/corporate-governance/governance-documents-and-charters, which set forth a flexible framework within which the Board, assisted by its Committees, directs the affairs of Martin Marietta. The Guidelines address, among other things, the composition and functions of the Board of Directors, director qualifications and independence, Chief Executive Officer performance evaluation and management succession, Board Committees and the selection of new Directors.

Martin Marietta's *Code of Ethical Business Conduct* has been in place since the 1980s and is regularly updated. It applies to all Board members, officers, and employees, providing our policies and expectations on a number of topics, including our commitment to good citizenship, promoting a positive and safe work environment, avoiding conflicts of interest, honoring the confidentiality of sensitive information, preservation and use of Company assets, compliance with all laws, and operating with integrity in all that we do. To implement the *Code of Ethical Business Conduct*, Board members, officers, and employees participate regularly in ethics training. There have been no waivers from any provisions of our *Code of Ethical Business Conduct* to any Board member or executive officer.

In addition, the Board believes that accountability to shareholders is a hallmark of good governance and critical to Martin Marietta's success. To that end, management regularly engages with shareholders on a variety of topics throughout the year, including sustainability and governance, to ensure we are addressing their questions, thoughts and concerns, to seek input and to provide perspective on Company policies and practices. Feedback received during these discussions is shared with the Board and directly impacts deliberations on material topics. See discussion of our shareholder outreach on pages 11, 44 and 50.



The chart below provides a snapshot of Martin Marietta's governance highlights.

GOVERNANCE HIGHLIGHTS

- Majority voting for Directors
- Annual Board, Committee and Individual self-evaluations
- Code of Ethical Business Conduct
- Independent audit, compensation and governance Committees
- Long-standing active shareholder engagement
- A confidential ethics hotline
- Lead Independent Director
- Independent chair for key Committees
- Risk oversight by full Board and Committees
- Executive compensation driven by pay-for-performance
- 9 out of 10 director nominees are non-employees and independent
- Regular executive sessions of independent Directors

Corporate Governance Board Practices

Who are Martin Marietta's independent Directors?

All of Martin Marietta's Directors are non-employee Directors except Mr. Nye. Mr. Nye neither sits in the executive sessions of the independent Directors (unless invited to attend for a specific discussion) nor does he participate in any action of the Board relating to any executive compensation which he may receive.

In assessing the independence of its members and nominees, the Board has adopted for Martin Marietta a set of *Guidelines for Director's Independence* (Guidelines). The Guidelines are posted and available for public viewing on Martin Marietta's website at https://ir.martinmarietta.com/corporate-governance/governance-documents-and-charters. These Guidelines reflect the rules of the NYSE, applicable requirements of the SEC, and other standards determined by the Board to be important in assessing the independence of Board members. The Board has determined that, other than Mr. Nye, all members of the Board and nominees for election as Directors are "independent" under these Guidelines, resulting in 90% of the Board being independent. The Board of Directors has determined that no Director (except Mr. Nye), or any person or organization with which the Director has any affiliation, has a relationship with Martin Marietta that may interfere with his or her independence from Martin Marietta and its management. In making this "independence" determination, the Board considered other entities with which the Directors were affiliated and any business Martin Marietta had done with such entities.



Do the independent Directors ever meet without management?

Martin Marietta's *Corporate Governance Guidelines* adopted by the Board provide that at least two Board meetings each year will include an executive session of the non-employee Directors to discuss such topics as they may choose, including a discussion of the performance of Martin Marietta's Chair and Chief Executive Officer. In 2023, Martin Marietta's independent Directors met at each regularly scheduled Board meeting, consisting of four times in executive session without management, in addition to executive sessions held by Committees of the Board. In 2023, all the independent Directors were non-employees.

What is the Board's leadership structure?

Our *Corporate Governance Guidelines* provide that the Board's policy as to whether the Chair and CEO positions should be separate is to adopt the practice that best serves the Company's needs at any particular time. The Nominating and Corporate Governance Committee and the Board discussed Board leadership alternatives in connection with combining the Chair and CEO roles.

The Board believes that, at the present time, the Company is best served by allocating governance responsibilities between a combined Chair and CEO and a Lead Independent Director with robust responsibilities. This structure allows the Company to present a single face to our constituencies through the combined Chair and CEO position while at the same time providing an active role and voice for the independent directors through the Lead Independent Director.

Reasons for Combined Chair and CEO

Key highlights

- The independent Board members believe that Mr. Nye has extensive experience in all facets of the building materials industry, in both the U.S. and with global competitors.
- Mr. Nye's experience has allowed the Company to successfully navigate acute periods of duress (*i.e.*, the Great Financial Crisis and COVID-19).
- Mr. Nye has been effective in creating shareholder value through strategic acquisitions and divestitures, with achievement of expected synergies.
- Mr. Nye has in-depth knowledge of safety, health, operational, environmental, regulatory and governance considerations that impact the business and oversight of management.
- Mr. Nye has demonstrated his leadership and vision to guide the Board in its oversight of management with the development of three five-year strategic plans, with the current Strategic Operating Analysis and Review (SOAR 2025) discussed with and approved by the Board in August 2020.
- Mr. Nye has engaged in an active investor relations program, including the Company's Investor Day presentations, and leads the Board in understanding the perspective of the Company's shareholders.
- Mr. Nye is the only member of management on the Board.
- Strong independent directors comprise 90% of the current Board, and open communications exist between Mr. Nye and the independent directors.

As a result of Mr. Nye's tenure at Martin Marietta and strong performance as a leader since his election as CEO, the Board believes he is uniquely qualified through his experience, education and expertise to be the person who promotes strong and visionary leadership for our Board, as well as important recognition as the leader of Martin Marietta by our customers, employees and other constituencies. The Board also believes that Mr. Nye's serving as both Chair and CEO is appropriate taking into consideration the size and nature of our business, Mr. Nye's effective and careful formulation and execution of our strategic plan, his established working relationship and open communication with our other Directors, both during meetings and in the intervals between meetings, the significant board-level experience of our independent Directors as a whole, the strong independent leadership and accountability to shareholders provided by 90% of our Directors being independent, the independent leadership provided by our Committee chairs, and our Board culture in which Mr. Nye and the other Directors are able to thoughtfully debate different points of view and reach consensus in an efficient manner.



Does the Board have a Lead Independent Director?

In deciding that a combined Chair and Chief Executive Officer position is the appropriate leadership structure for the Company at this time, the Nominating and Corporate Governance Committee and Board also recognized the benefit of independent leadership to enhance the effectiveness of the Board's oversight role and communications between the Board and Mr. Nye. Accordingly, in November 2014, our Corporate Governance Guidelines were revised to provide that in the event the Chair and Chief Executive Officer positions are held by one person, our independent Directors may designate a Lead Independent Director from among the independent Directors. The designation of the Lead Independent Director is to be made annually, with the expectation of the Board that the Lead Independent Director will be re-appointed for multiple, consecutive one-year terms. John J. Koraleski currently serves as the Lead Independent Director.

The responsibilities of the Lead Independent Director include:

- Presiding at Board meetings when the Chair is not present.
- Presiding at executive sessions of the independent Directors, and meeting separately with the Chair after executive sessions to review the matters discussed during the executive sessions.
- Acting as a liaison between the Chair and the independent Directors.
- Suggesting to the Chair agenda items for Board meetings and consulting with the Chair regarding Board meeting schedules.
- Calling, where necessary, executive sessions of independent Directors.
- Being available to meet with shareholders and other key constituents.
- Acting as a resource for, and counsel to, the Chair.
- In addition, the Lead Independent Director attends and meets with shareholders at Company-sponsored Investor Days.

How would interested parties make their concerns known to the independent Directors?

The Board of Directors provides a process for shareholders and other interested parties to send communications to the Board. Shareholders and other interested parties may communicate anonymously and confidentially with the Board through Martin Marietta's Ethics Hotline at +1 (800) 209-4508. The Board has also designated the Corporate Secretary to facilitate communications to the Board. Shareholders and other interested parties may communicate directly with the Board of Directors, or directly with the independent Directors, or an individual Director, including the Lead Independent Director, by writing to Martin Marietta, Attn: Corporate Secretary, 4123 Parklake Avenue, Raleigh, North Carolina 27612.

All communications by shareholders or other interested parties addressed to the Board will be sent directly to Board members. While Martin Marietta's Ethics Office and the Corporate Secretary may review, sort, and summarize these communications, all direct communications will be presented to the independent Directors unless there is instruction from them to filter such communications (and in such event, any communication that has been filtered out will be made available to any independent Director who wishes to review it).

Martin Marietta and its Board of Directors will continue to review and evaluate the process by which shareholders or other interested persons communicate with Martin Marietta and the Board and may adopt other or further processes and procedures in this regard. If so, we will identify those policies and procedures on our website at *www.martinmarietta.com*.

How often did the Board meet during 2023?

Martin Marietta's Board of Directors held four regularly scheduled meetings during 2023. There were no special meetings of the Board of Directors in 2023. There were also a total of 19 Committee meetings in 2023. In addition, management confers frequently with its Directors on an informal basis to discuss Company affairs.

How many times did Directors attend meetings of the Board and its Committees?

Martin Marietta's Directors are expected to attend 100% of the meetings of the Board and Committees of the Board on which they serve unless there is a good reason otherwise. In 2023, all Directors attended 100% of the meetings of the Board of Directors during their term of service on the Board. All Directors attended at least 75% of the meetings of the Committees of the Board on which they served (during the periods that they served).



Will the Directors attend the Annual Meeting?

Martin Marietta's Directors are expected to be available to respond to questions and react to comments at the Martin Marietta's Annual Meeting of Shareholders, although frequently no shareholders other than Directors and Officers attend these meetings. In 2023, all then current Directors attended the Annual Meeting in May.

Will the Nominating and Corporate Governance Committee consider any Director candidates recommended by shareholders?

The Nominating and Corporate Governance Committee will consider nominees recommended by shareholders for election as a Director at an Annual Meeting of Shareholders of Martin Marietta, if the shareholder making such recommendation complies with the advance notice provisions and other criteria specified in the Bylaws of Martin Marietta. The Bylaws of Martin Marietta require advance notice for any proposal for the nomination for election as a Director at an Annual Meeting of Shareholders that is not included in Martin Marietta's Notice of Meeting or made by or at the direction of the Board of Directors. In general, nominations must be delivered to the Secretary of Martin Marietta at its principal executive offices, 4123 Parklake Avenue, Raleigh, North Carolina 27612, not less than 60 days nor more than 90 days prior to the first anniversary of the mailing of the Proxy Statement in connection with the preceding year's Annual Meeting of Shareholders and must contain specified information concerning the nominee and the shareholder proposing the nomination. Any shareholder desiring a copy of the Bylaws of Martin Marietta will be furnished a copy without charge upon written request to the Secretary of Martin Marietta. In November 2022, Martin Marietta amended and restated its Bylaws to implement certain "universal proxy" rules adopted by the SEC, to update certain procedural requirements relating to director nominations by shareholders set forth in Rule 14a-19 under the Securities Exchange Act of 1934, as amended. The amendments effected by the amended Bylaws also include: (i) enhanced requirements regarding the information shareholders must submit and representations shareholders must make in connection with providing advance notice of shareholder meeting proposals and director nominations, including a representation that the shareholder intends or is part of a group that intends to solicit proxies with respect to such proposal or nomination; (ii) requirements for shareholders submitting such proposals or director nominations to supplement the information provided in the notice as of the record date of the shareholder meeting and, generally, as of ten (10) days prior to the shareholder meeting; (iii) a requirement that a shareholder or a qualified representative of the shareholder appear at the shareholder meeting to present a nomination or other business; (iv) a prohibition against a shareholder nominating a greater number of persons for election to the board of directors than are subject to election at the shareholder meeting; (v) a requirement that for an individual to be eligible for election as a director the individual must complete a questionnaire in a form provided by the Company to provide information relevant to election as a director, including with respect to background, qualifications, stock ownership and independence, and represent that he or she is not and, if elected as a director during his or her term of office, will not become a party to any agreement, arrangement or understanding specifying how he or she is to act or vote as a director on any issue or question unless disclosed to the Company or that would interfere with the ability of the individual to comply with fiduciary duties as a director; and (vi) a requirement that a shareholder soliciting proxies from other shareholders use a proxy card color other than white. In addition to satisfying the foregoing requirements under our amended Bylaws, to comply with the SEC's universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Board of Directors' nominees must provide notice that sets forth any other information required by SEC Rule 14a-19 no later than 60 calendar days prior to the anniversary of the 2024 Annual Meeting date. Additional information is contained in the section entitled Shareholders' Proposals For 2024 Annual Meeting below.

How does the Board select nominees for the Board?

The Nominating and Corporate Governance Committee will consider candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. The Committee may also retain a third-party executive search firm to identify potential candidates for its consideration from time to time. The Committee makes an initial determination as to whether to conduct a full evaluation of the candidate, and reviews all information provided to the Committee, including the recommendations for the prospective candidate and the Committee's own knowledge of the prospective candidate. If the Committee determines that additional consideration is warranted, interviews are conducted by the members of the Committee, as well as the Chief Executive Officer of Martin Marietta; appropriate inquiries are conducted into the background and qualifications of potential candidates; the Committee meets to discuss its evaluation and feedback from the Chief Executive Officer; and, if the Committee determines to do so, it makes a recommendation to the full Board as to the persons who should be nominated by the Board. The Board of Directors determines the nominees after considering the recommendation and report of the Committee.



In evaluating any potential candidate, the Nominating and Corporate Governance Committee considers the extent to which the candidate has the personal characteristics and core competencies outlined in the Guidelines for Potential New Board Members adopted by the Committee, and takes into account all other factors it considers appropriate. A copy of these Guidelines is attached to this Proxy Statement as Appendix A.

Do the Board Committees have charters? How can shareholders obtain them?

Martin Marietta's Board of Directors has adopted written charters meeting the requirements of the NYSE for the Audit Committee, Management Development and Compensation Committee, and Nominating and Corporate Governance Committee. These charters address the purposes and responsibilities of each Committee, as described above, and provide for an annual performance evaluation of each Committee. Copies of these charters, and the charters of the other Committees of the Board, are posted on Martin Marietta's website at https://ir.martinmarietta.com/corporate-governance/governance-documents-and-charters, along with copies of Martin Marietta's Corporate Governance Guidelines, Code of Ethical Business Conduct, and Guidelines for Director's Independence.

How are transactions with persons related to Martin Marietta reviewed?

The SEC requires Martin Marietta to disclose in this Proxy Statement certain transactions in which Martin Marietta participates and in which certain persons considered "related persons" of Martin Marietta have a direct or indirect material interest. These "related persons" would include the Directors and executive officers of Martin Marietta, nominees for Director, certain control persons, and their immediate family members. Since January 1, 2023, there have been no such transactions.

Each Director, executive officer, and nominee for Director of Martin Marietta receives and agrees to abide by Martin Marietta's Code of Ethical Business Conduct. Martin Marietta considers that any transaction in which Martin Marietta participates and in which any related person of Martin Marietta has a direct or indirect material interest will be subject to review, approval or ratification, as appropriate under the circumstances, by Martin Marietta under the standards enumerated in Martin Marietta's Code of Ethical Business Conduct. If a proposed transaction is one in which a Director of Martin Marietta has an actual or potential conflict of interest, it will be subject to review by the Chair of the Board of Directors and the Chair of the Nominating and Corporate Governance Committee.

Any waivers of the Code of Ethical Business Conduct for Directors and executive officers may be made only by Martin Marietta's Board of Directors or any Committee to which it delegates that authority. Any waivers for Directors and executive officers and any amendments to the Code of Ethical Business Conduct will be promptly disclosed on our website, *www.martinmarietta.com*.

In assessing the independence of its members, the Board considers any interests a director may have in any transactions in which Martin Marietta participates. The Board also considers other entities with which the Directors are affiliated and any business Martin Marietta has done with such entities.

Proposal 2: Independent Auditors

The Audit Committee has appointed PricewaterhouseCoopers LLP (PwC), an independent registered public accounting firm, to audit the consolidated financial statements of Martin Marietta and the effectiveness of Martin Marietta's internal control over financial reporting for the 2024 fiscal year and the Board of Directors recommends that the shareholders ratify this appointment. The ratification of the appointment of PwC is being submitted to the shareholders because the Board of Directors believes this to be good corporate practice. Should the shareholders fail to ratify this appointment, the Audit Committee will review the matter and determine, in its sole discretion, whether PwC or another independent registered public accounting firm should be retained.



PwC served as Martin Marietta's independent auditors for 2023 and audited the consolidated financial statements of Martin Marietta for the year ended December 31, 2023 and the effectiveness of Martin Marietta's internal control over financial reporting as of December 31, 2023. In connection with the audit of Martin Marietta's 2023 consolidated financial statements, Martin Marietta entered into an engagement letter with PwC that sets forth the terms by which PwC would perform audit services for Martin Marietta.

The Audit Committee is solely responsible for retaining or terminating Martin Marietta's independent auditors. Representatives of PwC are expected to attend the Annual Meeting, will have the opportunity to make a statement if they so desire, and will be available to respond to questions from shareholders.

 The Board Unanimously Recommends a Vote **"FOR"** on this Proposal 2

Summary of Fees

The following table summarizes the aggregate of fees billed for professional services rendered to Martin Marietta by PwC in 2023 and 2022.

	2023	2022
Audit Fees[1]	$3,759,000	$3,296,000
Audit-Related Fees[2]	110,000	100,000
Tax Fees		
All Other Fees[3]	2,000	3,000
TOTAL	$3,871,000	$3,399,000
Percentage of Audit & Audit-Related Fees to Total Fees	99.9%	99.9%

1 Services in connection with the annual consolidated financial statement audit, the annual internal controls audit, reviews of the consolidated financial statements included in the quarterly reports, and consent.
2 Services in connection with audit-related services, including agreed-upon procedures reports and subsidiary audits.
3 Other fees include license fees for technical accounting software.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy that requires advance approval of all audit, audit-related, tax services, and other services performed by its independent auditor. The policy provides for pre-approval by the Audit Committee of specifically defined audit and non-audit services. Unless the specific service has been previously pre-approved with respect to that year, the Audit Committee must approve the permitted service before the independent auditor is engaged to perform it. The Audit Committee has delegated to the Chair of the Audit Committee authority to approve permitted services, provided that the Chair reports any decision to the Committee at its next scheduled meeting.

Audit Committee Review

In connection with the Audit Committee's review of services rendered and fees billed by the independent auditor, the Audit Committee has considered whether the provision of the non-audit related services described above is compatible with maintaining the independent auditors' independence and has concluded that the provision of these services did not compromise such independence.



Audit Committee Report

The Audit Committee operates under a written charter adopted by the Board of Directors, which is reassessed at least annually for adequacy by the Audit Committee. The Directors who serve on the Audit Committee have no financial or personal ties to Martin Marietta (other than Director compensation and equity ownership as described in this Proxy Statement) and are all "independent" for purposes of the SEC's regulations, the NYSE listing standards, and the Guidelines for Director's Independence adopted by the Board of Directors. The Board of Directors has determined that none of the Audit Committee members has a relationship with Martin Marietta that may interfere with the Director's independence from Martin Marietta and its management. Copies of the Audit Committee's charter and Martin Marietta's Guidelines for Director's Independence can be viewed on Martin Marietta's website at https://ir.martinmarietta.com/corporate-governance/governance-documents-and-charters.

The Board of Directors has charged the Audit Committee with a number of responsibilities, including review of the adequacy of Martin Marietta's financial reporting, accounting systems, and internal controls. Martin Marietta's independent auditors and the vice president of the internal audit function report directly and are ultimately accountable to the Audit Committee.

In the discharge of its responsibilities, the Audit Committee has reviewed and discussed with management and the independent auditors Martin Marietta's audited consolidated financial statements for fiscal year 2023 and has discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB), the SEC and the NYSE. In addition, the Committee has discussed with the independent auditors matters such as the quality (in addition to acceptability), clarity, consistency, and completeness of Martin Marietta's financial reporting, as required by Auditing Standard No. 1301, Communications with Audit Committees, as adopted by the PCAOB.

The Audit Committee has received from the independent auditors written disclosures and a letter concerning the independent auditors' independence from Martin Marietta, as required by the PCAOB in Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed with the independent auditors the independent auditors' independence. These disclosures have been reviewed by the Committee and discussed with the independent auditors.

Based on these reviews and discussions, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in Martin Marietta's 2023 Annual Report on Form 10-K for filing with the SEC.

February 12, 2024

AUDIT COMMITTEE

David C. Wajsgras, *Chair*
Dorothy M. Ables
John J. Koraleski
Laree E. Perez



Management Development and Compensation Committee Report

The Management Development and Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis beginning on page 43 of this Proxy Statement. Based on this review and discussion, the Management Development and Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Martin Marietta's 2023 Annual Report on Form 10-K and this Proxy Statement.

February 20, 2024

MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE

John J. Koraleski, *Chair*
Thomas H. Pike
Michael J. Quillen
David C. Wajsgras

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

The members of Martin Marietta's Management Development and Compensation Committee are Directors Koraleski, Pike, Quillen, and Wajsgras, none of whom has ever been an officer or employee of Martin Marietta or any of its subsidiaries, or had any relationship requiring disclosure by Martin Marietta under Item 404 of Regulation S-K of the SEC. There are no executive officer-Director interlocks where an executive of Martin Marietta serves on the compensation committee of another corporation that has an executive officer serving on Martin Marietta's Board of Directors.



Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis, or CD&A, describes our 2023 executive compensation program and the attendant oversight provided by the Management Development and Compensation Committee of the Board of Directors (the Committee). It also summarizes our executive compensation structure and discusses the compensation earned by Martin Marietta's named executive officers, or NEOs (the CEO, the CFO, and the three other most highly compensated executive officers in 2023), as presented below in the tables under "*Executive Compensation*" following this CD&A, which contain detailed compensation information quantifying and further explaining our NEOs' compensation.

The Company considers the input of our shareholders along with emerging best practices, to ensure alignment of our executive pay programs with shareholder interests. Following our 2023 Annual Meeting of Shareholders, we conducted a robust shareholder engagement program. Based on the feedback received from shareholders, we adopted a formulaic short-term incentive program for 2023 and committed to increasing our disclosure concerning vested long term incentive awards to include threshold and maximum goals in addition to disclosure of targets.

For 2023, our NEOs were:

NEO	Title
C. Howard Nye	Chair of the Board, President and Chief Executive Officer
James A. J. Nickolas	Executive Vice President and Chief Financial Officer
Roselyn R. Bar	Executive Vice President, General Counsel and Corporate Secretary
Robert J. Cardin	Senior Vice President, Controller and Chief Accounting Officer
Michael J. Petro	Senior Vice President, Strategy and Development



Summary of Our Compensation Considerations

Overall, the Company had another exceptional year, realizing record financial results, achieving world-class safety incident rates, and making significant progress on our long-term strategic plan. This CD&A describes how our executive compensation philosophy and the pay programs applicable to our NEOs in 2023 help to drive our strategy and performance. The fundamental objectives of our executive compensation program are to motivate our executive team, align pay with performance, attract and retain high-performing talent, and drive shareholder value. These objectives were achieved in 2023 as our incentive programs paid out commensurate with our strong performance. The compensation programs described below have been developed and are overseen by the Committee to promote the achievement of these objectives and reflect the considerations described below.

Responsiveness to Shareholders: Shareholder Engagement and Feedback on Executive Compensation Programs

Avenues of engagement

 We hold in-person and/or virtual meetings with investor groups across the globe

 We conduct quarterly conference calls with analysts

 We engage with investors continually through meetings, calls, written correspondence, and emails

 We report investor feedback to the Committee and the Board to assist in aligning pay and performance

We implemented a formal Fall Engagement Program

Discussion highlights

› Company strategy, including acquisitions and divestitures

› Financial and operating performance

› Commercial and operational excellence goals

› Safety, environment and sustainability

› Inclusion and engagement efforts

› Board oversight, refreshment and diversity

› Executive compensation

Our Board, the Committee and our Chair and Chief Executive Officer alongside our top executive management team from Legal, Finance, Human Resources and Investor Relations have a robust shareholder engagement program in place. This program is active year-round and accepts requests for engagement from shareholders and proactively reaches out to initiate dialogue with our shareholders on topics that are important to the Company.

Our advisory vote on executive compensation (Say On Pay) received a lower-than-expected vote at the 2023 Annual Meeting. In response, the Committee sought shareholder views on our executive compensation program in order to make appropriate changes. The shareholder engagement team described above embarked on a comprehensive engagement effort, reaching out to over 30 of our top shareholders, representing approximately 64% of outstanding shares, for their feedback in regard to our executive compensation and other matters. We continued those discussions throughout the year and commenced a Fall Engagement Program in October 2023 to discuss actions that the Committee had taken in response to initial shareholder feedback and to ensure that any actionable feedback could be better incorporated into the Committee's discussions and decisions for fiscal 2023 and beyond. As part of our Fall Engagement Program, we reached out to over 40 of our top shareholders, representing approximately 66% of our outstanding shares.



The following table describes shareholder feedback ("What We Heard"), our actions ("What We Did") and the impact of the actions ("Why This is Important") in connection with shareholder feedback regarding our Say On Pay vote.

Shareholder Feedback ("What We Heard")		Action ("What We Did")	Impact of Action ("Why This is Important")
Short Term Incentive (STI)	**No concern with overall program and link to performance**; desires a more formulaic plan and additional disclosure regarding performance metrics and applicable weightings.	**In light of shareholder feedback and our lower-than-usual Say On Pay approval, a formulaic program was adopted for 2023 STI** awards with the following features: • 80% is based on achievement of financial metrics (50% Adjusted Cash Gross Profit and 30% SG&A as a Percentage of Total Revenue) • 20% is based on achievement of safety and ESG metrics • An assessment of individual performance may provide for an adjustment of +/-20%.	✓ Provides a strong link between pay and performance ✓ Reduces discretion ✓ Improves disclosure
Long Term Incentive – Vested Awards	Recognized that the targets and formula were disclosed; no concern with program.	In addition to disclosure of targets, the **Threshold and Maximum goals are also disclosed**.	✓ Improves disclosure ✓ Provides greater comparability
Long Term Incentive – Future Awards	Recognized that disclosure of forward-looking performance metrics is competitively sensitive and satisfied with disclosure at vesting.	Performance metrics will continue to be **disclosed following vesting of the awards**.	✓ Balances disclosure needs of shareholders with the risk of competitive harm through disclosure of forward-looking performance metrics

> **We consider the input of our shareholders, along with emerging best practices, to ensure alignment of our executive pay programs with shareholder interests. At our 2023 Annual Meeting of Shareholders, 74% of the shares cast voted in favor of the advisory vote on executive compensation, or Say On Pay vote. Our robust shareholder engagement program and the changes that we have made in light of feedback that we received demonstrates a high level of responsiveness to the needs and concerns of our shareholders. Our shareholders are supportive of the changes that we have made.**

In addition, we received a shareholder proposal with respect to our 2023 Annual Meeting of Shareholders requesting the establishment within a year of greenhouse gas (GHG) reduction targets that received 32% support from our shareholders.



While we opposed the shareholder proposal for the reasons provided in our 2023 Proxy Statement, we engaged with almost 70% of our shareholders regarding the request and took the following actions to be responsive to their requests.



May 2023 — Climate Action 100+	July 2023 — CDP	Sept 2023 — SBTi	Nov 2023 — Sustainalytics
✓ Submitted responses and additional information	✓ Participated in CDP Climate and Water surveys, as well as related supply chain and plastics modules	✓ Submitted commitment letter to develop and submit science-based targets within 24 months	✓ Submitted feedback and validation data to Sustainalytics
✓ Net Zero GHG Emissions Ambition by 2050		✓ Began gathering Scope 3 emissions	✓ Received an updated Sustainalytics report

Our 2023 Performance

Building on prior-year success and continuing to demonstrate the resiliency and strength of our business and strategic plan, 2023 proved to be another year of outstanding financial and safety performance for Martin Marietta and we achieved our 12th consecutive year of profitability growth. For continuing operations, we achieved consolidated revenues of $6.8 billion, up 10.0% from $6.2 billion in the prior year. These record revenues, as well as our record Net Earnings from Continuing Operations Attributable to Martin Marietta of $1.20 billion and our Adjusted EBITDA from continuing operations of $2.1 billion in 2023, were driven by double-digit pricing gains across our aggregates, ready mixed concrete, cement and magnesia specialties businesses, underpinned by our value-over-volume strategy. Our record financial results reflected the benefits of our operational and commercial excellence efforts which more than offset lower shipment levels. Earnings per diluted share from continuing operations in 2023 were $19.32, up 41% from the prior year. We also delivered world-class safety performance. For the third-consecutive year, our Total Injury Incident Rate (TIIR) surpassed the world class benchmark, while our Total Lost Time Incident Rate (LTIR) achieved the world-class level for the seventh-consecutive year. Additionally, we continued optimizing our portfolio with strategic divestitures, including a full exit from the California cement market and the sale of our South Texas cement and ready mixed concrete businesses in early 2024. These divestitures, together with those completed in 2022, demonstrated our ability to quickly de-leverage following large acquisitions. Total proceeds from the non-core business divestitures announced in 2023 exceeded $2.4 billion. Despite a challenging macroeconomic environment in 2023, we continue to maintain our industry-leading TSR position over 5- and 10-year periods.

 **RECORD FINANCIAL RESULTS** reflected commercial excellence efforts and record aggregates unit profitability that more than offset lower shipment levels; **NET EARNINGS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO MARTIN MARIETTA WERE UP +40% TO $1.20 BILLION AND ADJUSTED EBITDA* SURPASSED $2.1 BILLION**

 Continuous commitment to **SUSTAINABILITY AND ENTERPRISE EXCELLENCE,** which is included in our strategy and compensation decisions

 **SAFEST YEAR ON RECORD;** Safety performance better than world-class levels

 **$324 MILLION RETURNED TO SHAREHOLDERS;** $150 million in share repurchases and 12% dividend increase

 Exited year at **1.44X NET LEVERAGE RATIO*** as of December 31, 2023; extended our $800 million revolving credit agreement to 2028

 Successful completion of several portfolio optimizing divestitures in line with the Company's **SOAR 2025** Strategic Plan that generated $2.4 billion in proceeds (including a $2.1 billion transaction closed in early 2024)

* Adjusted EBITDA and Net Leverage Ratio are non-GAAP measures. See Appendix B for reconciliation to reported net earnings from continuing operations attributable to Martin Marietta and related disclosures.



In 2023, we continued to execute on our strategic initiatives to enhance our attractive footprint and **advance the goals included in our latest five-year strategic plan, SOAR (Strategic Operating Analysis and Review) 2025,** which was developed in 2020. The SOAR process, supplemented by our annual planning process, has guided us since 2010 as we have grown the business in an intentional, contemplative, and disciplined manner. SOAR 2025 set ambitious-yet-achievable targets for future growth and value creation, and the four acquisitions completed in 2021 as well as the numerous portfolio-enhancing divestitures completed from 2022 through early 2024 were all well aligned with our SOAR 2025 goals. Importantly, the Company's strategic efforts and proactive balance sheet management in recent years provide a platform for continued expansion in future years.

2023 Highlights

 Record financial performance, despite lower shipments, reflected efficacy of value-over-volume strategy, continued focus on operational and commercial excellence, and resilient geographic footprint in a challenging macroeconomic environment

 Achieved 12th consecutive year of profitability growth; record Net Earnings from Continuing Operations Attributable to Martin Marietta were up +40% to $1.20 billion and Adjusted EBITDA* surpassed $2.1 billion

 Managed sales of non-operating property that resulted in cash generation of $43 million and pretax gains of $19 million

 Record-setting results from 2013 to 2023 yielded a 10-year TSR of 445% versus the S&P 500 return of 211% during the same period

Disciplined Capital Allocation

 Optimized portfolio with divestitures of California Stockton cement import terminal and Tehachapi cement plant, generating $370M of proceeds to advance longstanding capital allocation priorities

 Signed and announced definitive agreement with CRH for sale of South Texas cement and ready mixed concrete businesses for $2.1 billion in cash (transaction closed on February 9, 2024),

 $324M returned to shareholders; $150M share repurchases at average price of $393.16 coupled with 12% dividend increase

 Exited year at 1.44x net leverage ratio*; extended our $800 million revolving credit agreement to 2028

* Adjusted EBITDA and Net Leverage Ratio are non-GAAP measures. See Appendix B for reconciliation to reported net earnings from continuing operations attributable to Martin Marietta and related disclosures.

We believe these goals and execution of our strategy has resulted in our TSR performance to be well above the median performance of the Building Materials Industry Group in the five most recent 3-year periods.

3-Year Performance Period	MLM	3-Year TSR Building Materials Industry Group*
2021-2023	79%	68%
2020-2022	24%	13%
2019-2021	163%	85%
2018-2020	32%	10%
2017-2019	30%	7%

* Reflects median TSR performance over the stated period for CRH plc, Eagle Materials, Inc., HeidelbergCement AG, Holcim Ltd., Summit Materials, Inc., and Vulcan Materials Company.



Martin Marietta is a leading upstream materials-led platform, whose long-term performance reflects our resiliency, disciplined strategic development, and the power of our SOAR process



| Aggregates-led Company | **#1 or #2**
in 90% of markets | **> 75 years**
of reserves[1] | **10 out of 11**
growth megaregions where we have operations |

| Disciplined execution of long-term strategic plan | **2010[2]** $4.2bn *market cap* / $1.8bn *revenues* / $96.8mm *Net earnings from continuing operations* / $372mm *Adjusted EBITDA** → **Today** $37.3bn *market cap (4/1/2024)* / $6.8bn *revenues* / $1.2B *Net earnings from continuing operations* / $2.1B *Adjusted EBITDA** | **8.9x** *market cap growth* / **3.8x** *revenue growth* / **12.4x** *net earnings from continuing operations growth* / **5.7x** *Adjusted EBITDA growth** |

| Responsible stewards of capital | **Portfolio Optimization**
provides flexibility and improves margin and product mix | **Prudent capex on projects**
focused on efficiencies and returns | **Sustainable, meaningful dividend**
maintained / increased every quarter |

| Committed to a culture of sustainability | **15%**
reduction in CO2e emissions from **cement operations by 2030**
Environmental responsibility | **99.9%**
of employees experienced ***zero*** *incidents*
World-class Safety | **ONE**
Team \| Purpose \| Future
Investment in human capital |

| Experienced executive and local management teams | *support*
9,400 employees[3] | *adhere to*
Code of Ethical Business Conduct | *oversight by*
Diverse, independent Board |

[1] Based on 2023 annual production level; [2] As of December 31, 2010; [3] As of December 31, 2023
* Adjusted EBITDA and Adjusted EBITDA growth are non-GAAP measures. See Appendix B for reconciliation to reported net earnings from continuing operations attributable to Martin Marietta and related disclosures.

Through the expansion and portfolio optimization achieved in recent years in line with our thoughtful SOAR strategic plan, we have been able to position our business as an aggregates leader in approximately 90% of the geographies in which we operate and align our product offerings to leverage strategic cement and targeted downstream opportunities.



Sustainability, Safety and the Well-Being of Our Employees

Our sustainability efforts and our unwavering commitment to our employees go hand-in-hand. We discuss these important topics in several places in our public filings, including our annual Sustainability Report and our Annual Report on Form 10-K for the year ended December 31, 2023. We encourage you to read those materials to better understand the many ways we ensure the ongoing well-being of our employees, who are the foundation of our success, as well as our communities and the environment. In this section, we highlight several of these topics and tell you about our achievements in these areas, namely how Sustainability is embedded in our company culture through Environmental Stewardship, Safety and our Employees.

Sustainability

Our approach to Sustainability is embedded in four vital pillars of **Safety, Environment, Employees,** and **Community.** We continued to achieve improvements in each of these areas in 2023.



Safe Operations

Protecting all who come in contact with our products & operations, and creating a culture of responsible leadership



Environmental Stewardship

Protecting the Earth's resources and reducing our environmental impact



Employee Well-Being

Supporting and investing in our exceptional people and continuously reinforcing our engaging and inclusive culture



Community Well-Being

Being a responsible neighbor and supporting the communities that are home to our operations

Track records such as ours are built purposefully; they are the result of a deliberate focus on fulfilling our responsibilities to our shareholders, our employees and other stakeholders. These responsibilities include:

 Demanding and facilitating a safe, ethical workplace for our employees

 Creating a positive, lasting impact on our communities and the environment

 Growing our business and responsibly investing our capital for maximum return

In furtherance of these continuing commitments, we have:

- Included performance relating to Environment, Health, Safety and Sustainability (collectively, EHS) in our management strategy

- Considered achievement of individual and company-wide goals in regard to EHS in management compensation decisions

- Developed task forces relating to Safety and Sustainability with a view towards assessing and improving Company performance and disclosure against world-class achievements

- Overseen EHS matters at the Board of Directors level, including reporting regularly, at least four times annually, our progress on EHS issues to our Ethics, Environment, Safety and Health (EESH) Committee, an independent Committee of the Board of Directors



These critical matters are important to this Committee, the full Board, and management of Martin Marietta.

SOAR, supplemented by our annual plan, has guided us since 2010 as we have grown our business, driven our safety incidents to world-class, record low levels, achieved record financial performance and created positive impacts on our communities and the environment. Key managers from across our business and our senior leadership team engage throughout the year on material topics, including safety, employee diversity and well-being, community well-being and the environment.

Both SOAR and our annual plan are reviewed and endorsed by all members of our Board of Directors. Importantly, our EESH Committee is an experienced, diverse and knowledgeable group and has for decades overseen our ongoing efforts to hone truly sustainable business practices. Our full Board visits our operations regularly to hear firsthand from our team and see the positive impact we have on our communities.

> **Sustainability is a key component of our strategy and business plan at Martin Marietta. Sustainability excellence is not only the right thing to do and a key driver of shareholder value, it is a vital component of both our strategic planning process, SOAR, and our annual planning process.**

 ## Environmental Stewardship

We have made the following enhancements to our Sustainability activities in recent years:

- In our 2022 *Sustainability Report*, issued in April 2023, we expanded our roadmap for achieving our stated Scope 1 greenhouse gas (GHG) emissions targets for 2030, increased disclosure about Board of Directors' governance of our sustainability efforts, added a Task Force on Climate-related Financial Disclosures (TCFD) alignment table, and adopted a Net Zero by 2050 ambition for our Scope 1 emissions across all our product lines. We also reiterated our previously released targets for Scope 2 emissions (including a Net Zero 2050 target).

- We continued our work during 2023 to reach our 2030 goals for Scope 1 reductions through efficiency projects, equipment optimization and the rollout of Portland Limestone Cement (PLC) or Type 1L in Texas.

- We purchased a second tranche of renewable energy credits (RECs) in 2023 to offset Scope 2 emissions.

- In 2023, we completed the construction of three wind turbines at our Woodville, Ohio plant. This will allow us to provide a significant portion of the Woodville Quarry's electrical energy needs.



- Our participation in the recycled aggregates market continued following the acquisitions of recycling assets in Texas, California and Minnesota in recent years. We processed and shipped approximately five million tons of concrete and asphalt generated from various construction and demolition projects in 2023.

- During 2023, our Chair and CEO, joined by other senior executives, engaged with an increased number of investors and others relating to our Sustainability story through proactive shareholder engagement programs conducted during both the Spring and the Fall. This specific outreach in 2023 included detailed phone conversations, written communications, and in-person meetings with more than 40 top investors and groups. In total, we discussed our sustainability strategy, commitments and achievements with almost all of the approximately 200 investor groups we met with through personal conversations, virtual conferences, roadshows, field trips, and group meetings during the year.

- We continued our review of potential technical solutions relating to GHG controls, product improvements and alternate fuels in 2023; these include carbon capture, artificial intelligence and co-location of green hydrogen production.

- We responded to multiple stakeholder sustainability questionnaires in 2023, including four lengthy surveys requested by shareholders: Climate Action 100+, CDP, SBTi and Sustainalytics.



 **Safety**

2023 was another year of world-class safety performance which strengthens our belief that **Zero is Possible**. This means operating our business without any safety incidents. Our goal is zero. We look to world-class companies and safety incident rates for guidance as to how we achieve this. We continued to make significant progress in 2023 towards this important goal, driven by extraordinary employee focus and increased engagement.

While all awards are meaningful, it is particularly satisfying when we are recognized for achievement of one of our core values. Martin Marietta's Augusta Quarry in Georgia was recognized by the **National Stone, Sand and Gravel Association** (NSSGA) as a bronze-level *Safety Excellence Award* winner in 2023. This award recognizes operations that have gone the longest duration without a reportable incident in their size category, based on data provided by the U.S. Department of Labor's Mine Safety and Health Administration. As an enterprise, Martin Marietta received bronze-level honors in the large company category by the NSSGA in its *Louis Greisemer Sterling Safety Awards.*

Additionally, two Martin Marietta sites, Racoon River Sand and Midlothian Cement, earned **Sentinels of Safety Awards** from the **National Mining Association** in 2023. This award is the oldest and most esteemed honor in the mining industry, recognizing mining teams that record the most hours in a calendar year without a single lost-time injury. The **National Ready Mixed Concrete Association** (NRMCA) recognized 50 Martin Marietta ready-mixed concrete plants for gold-level *Excellence in Safety* achievement in 2023, and the **Portland Cement Association** presented its Chairman's Safety Award to Martin Marietta's Midlothian Cement Plant in Texas.

We achieved our seventh-consecutive year of world-class Lost-Time Incident Rate (LTIR) performance and our third-consecutive year of world-class Total Incident Injury Rate (TIIR) performance

Seventh Year of World-Class LTIR Performance



Third Year of World-Class TIIR Results



Note: Safety data as of 12/31/23. LTIR per 200,000 hours worked. World-class levels based on general industries.

With the goal of continuous improvement in safety, aligned with our world class vision, and our belief that zero is possible, we introduced several new safety-related efforts in 2023 to support our Guardian Angel safety culture and help further strengthen our safety practices for the future. Specifically, we established a Safety Executive Steering Committee to guide and maintain our focus on an overall safety strategy, and we completed a comprehensive organizational safety assessment led by a newly established Safety Task Force. The Task Force's efforts included a companywide safety survey, employee listening sessions and focus groups, and other activities. In addition to the positive results from these efforts, the Safety Task Force, with a commitment to continuous improvement and preventing complacency, developed a road map that will be followed to pursue continuous safety improvement in 2024 and beyond.

For Martin Marietta, **safety performance sets our foundation for long-term financial strength and successful SOAR execution**. Simply said, a safe operation is a profitable one.





Our Employees

Martin Marietta's engaged and dedicated workforce is our greatest asset, and the continuing well-being of our employees is critically important for our success. We are committed to providing all employees with the programs, resources, support and opportunity necessary to grow. We strive to create safe, healthy, inclusive and highly engaging workplaces and hope that our decisions in this area will extend far beyond our business, positively affecting people and communities for generations to come.



- In support of attracting and retaining high-performing employees in a challenging and dynamic employment market, we performed hundreds of proactive pay analyses in 2023 to ensure market competitiveness.

- We also developed and implemented enhancements to Martin Marietta's health and wellness benefit offering and continued multi-channel communications to increase employees' understanding and appreciation of Martin Marietta's highly competitive retirement benefits package.

- Two new enterprise-level leadership training programs were successfully launched, and a wide variety of training programs and events were conducted to support the learning and development of employees at all levels of the organization.

- We increased our focus on early career talent acquisition and development with the creation of a dedicated program manager.

- We strengthened Martin Marietta's presence on numerous social media platforms to enhance our brand recognition and recruitment efforts.

- We took deliberate steps to increase our name recognition in the competitive Raleigh, North Carolina, talent market, where our headquarters is located.

Through these important efforts in 2023 and many more, we continued to build a compelling connection with current and potential employees, increase the visibility and attractiveness of Martin Marietta as an employer of choice to strengthen our talent pipeline, and increase employee engagement, development, morale and retention.

Importantly, we continued the efforts of our **Inclusion and Engagement (I&E) Task Force** in 2023. This group, co-chaired by our Chair and CEO and our Chief Human Resource Officer, is focused on ensuring that our culture is welcoming to all current and future employees, as well as open to new and diverse thought. We believe that employee engagement happens when we bring together exceptional and diverse talent with different backgrounds, genders, ethnicities, qualifications, perspectives, experiences, voices and skills to ensure that we will consistently develop the best ideas and advance our world-class ambition. Enabled by an inclusive environment where each person feels like they belong, are valued and can speak up, engagement allows us to forge stronger, more productive connections fueled by trust, compassion and authenticity. It ensures we pursue excellence and continuously improve – as ONE Team.

Importantly, our impactful achievements related to inclusion and engagement in 2023 included:

- Completed a companywide inclusion and engagement awareness communications campaign to help managers and employees better understand why inclusion and engagement matters and how inclusion and engagement are already ingrained in Martin Marietta's culture and values. The campaign highlighted that ensuring we maintain an inclusive and engaging culture will help create a competitive advantage for the Company.



- Successfully launched Martin Marietta's first three Employee Resource Groups:
  - Military and Veterans Community (MVC)
  - Women Who Build (WWB)
  - MERGE (a Multi-Cultural ERG)







Martin Marietta Military & Veterans Community

Martin Marietta Women Who Build

Martin Marietta MERGE

- Created and filled a new Employee Engagement Manager position to support companywide inclusion and engagement programs.



Diversity and Inclusion at a Glance

42% of workforce are minorities

34% of workforce are racially/ethnically diverse

11% of workforce are women

We are committed to fostering diversity and inclusion, and strive to maintain a culture and adherence to core values that attract and celebrate diversity in our workplace. We believe that diversity promotes creativity, innovation, and mutual respect, which are all core to our values. We recognize that the unique viewpoints and experiences of every employee are important to achieving our mission to be a world-class organization, and have implemented initiatives that we believe will allow us to continue to improve on those objectives.

In recognition of our success building and strengthening an inclusive workplace where employees of all backgrounds feel valued, respected and engaged, we were recognized as one of America's Greatest Workplaces for Diversity for 2024 by Newsweek magazine.



AMERICA'S GREATEST WORKPLACES FOR DIVERSITY 2024 — PLANT-A INSIGHTS GROUP — Newsweek

Although we do not necessarily believe that the Equal Employment Opportunity Commission data required on Form EEO-1 fully reflects our job-role structure, we have made the data available on our website.

Compensation Decisions Yielding Alignment with Performance and Enhancing Our Corporate Resilience

In determining compensation, the Committee considers many factors in order to align performance with the compensation received by our executives. As previously mentioned, while Martin Marietta's executive incentives have always been driven by objective financial metrics, a new formulaic approach was introduced for calculating 2023 executive officer incentive values in response to shareholder feedback. As described below under **2023 Actual Incentive Cash Earned, the objective financial metrics in our annual plan that were measured for purposes of the 2023 Annual Cash Incentive** were Adjusted Cash Gross Profit, which is viewed as indicative of the Company's profitability, and Selling, General and Administrative Expenses (SG&A) as a Percentage of Total Revenues, which is viewed as indicative of the Company's cost management. In addition, a portion of the incentive calculation is tied to achievement of targeted safety metrics and identified sustainability goals. Together, these metrics are important measures reflecting our performance and the creation of long-term value for shareholders.

The Company's exceptional performance in 2023 resulted in strong payouts from the Annual Cash Incentive Plan and reinforces our pay-for-performance strategy which aligns our performance with management's pay and with shareholders' interests.

We also want to continuously ensure that our Company and business model are resilient and robust under challenging circumstances, regardless of whether they are predictable or within management's control. In this regard, the Committee developed a **Resilience Scorecard** in 2021 that includes the key criteria described in the chart below that in our view measure our Company's ability to remain strong through severe, unexpected circumstances, as well as assessing management's actions and whether they were appropriate in responding to and managing through extraordinary events such as the COVID-19 pandemic. The Resilience Scorecard allows the Committee to apply a multiplier of 0.75x to 1.25x to management's annual award that would be otherwise based on pre-event factors. These qualitative factors are important to position the Company to minimize the adverse impact from these unexpected events.



While it was introduced in the context of the COVID-19 pandemic, we believe this scorecard is valuable to us under all circumstances. **The Committee has determined not to apply any multiplier in the Resilience Scorecard to executive compensation in 2023, nor did it make any adjustments to executive compensation based on the scorecard.**

Category	Resilience Assessment Criteria
1. Employees	• Act effectively to keep employees safe and productive through appropriate protocols, consistent with medical and occupational experts, including cleaning protocols, access to vaccinations, provision of comprehensive benefits, education and other programs • Effectively and promptly communicate and manage current guidance and instructions, change and disruption to employees through communications, digital boards, direct emails, and other outreach • Continuously promote the company's exceptional retirement benefit program to strengthen our employee retention efforts • Offer opportunities for continued employee growth, development, and engagement • Execute successful integrations of acquisitions while successfully completing divestitures of non-core cement, downstream and other businesses • Maintain succession and workforce planning efforts and employee attraction and retention results in the face of a significantly challenging employment environment
2. Operations & Commercial Excellence	• Respond proactively to challenges in the supply chain environment (including those related to extraordinary weather, logistics challenges, economic pressures, and other factors) • Effectively manage through a continuing inflationary environment through a product pricing strategy that ensures that the value for our products is properly captured while seeking to reduce the supply chain inflationary impact • Take steps to appropriately manage fixed and variable costs
3. Financial	• Optimize revenues and cash management/liquidity without jeopardizing the future • Protect the balance sheet and allocate capital responsibly, including with regard to internal projects, transactions, dividends, debt and share repurchases
4. Customers/ Suppliers	• Ensure on-time delivery of projects • Effectively manage inventory to satisfy customer needs • Communicate operating status and preventative measures being taken during extraordinary events
5. Strategy	• Successful execution of M&A actions and SOAR • Maintaining Company long-term vision and strategic direction • Actions taken to ensure continuation and execution of strategic transactions
6. Stakeholder Engagement	• Leadership effectiveness • Frequently communicating and engaging with the Board to keep them well-informed and ensuring questions are answered • Ensuring open dialogue and transparency with shareholders, analysts, potential investors and other stakeholders, including proactively responding to any shareholder proposals and other concerns
7. ESG	• Community outreach efforts (disaster preparedness support, corporate giving, community engagement) • Focus on safety, as well as health of employees, customers and visitors • Environmental compliance and enhanced disclosure and responsiveness regarding sustainability goals
Overall	• Holistic Assessment of the Above Criteria Resulting in Multiplier in Range of 0.75x - 1.25x



Pay Decisions and Compensation Governance Practices

A number of key 2023 compensation-related decisions resulted from our achievements, which are discussed more fully in this section. The Committee believes that our executive compensation program continues to reflect a strong pay-for-performance philosophy and is well aligned with the interests of shareholders. In addition, we believe that our compensation practices are consistent with our pay decisions.

WHAT WE DO	YES
Pay for performance	Tie pay to performance by ensuring that a significant portion of NEO compensation is performance-based and at-risk. A formulaic approach to annual cash incentive compensation was introduced in 2023 in response to shareholder feedback.
Median compensation targets	We generally aim to align all target compensation elements for our executives with the median of our peer group companies. The peer group is confirmed by the Committee on an annual basis.
PSUs are a substantial portion of LTI	PSU grants, tied to our achievement of specified performance measures, comprised approximately 55% of the total value of annual long-term incentive grants made to our NEOs in 2023. RSUs comprised the remaining 45%.
Independent compensation consultant	The Committee retains an independent compensation consultant.
Robust share ownership requirements	We have robust stock ownership guidelines of 7 times base salary for the CEO, 5 times base salary for our other NEOs, and 5 times annual retainer for Directors. We also have an equity retention requirement of 50% of net shares paid as incentive compensation until ownership guidelines are met.
Clawback policy	We have a mandatory compensation recovery (clawback) policy that implements the SEC and NYSE clawback rules and requires the Company to recover from its current and former executive officers certain incentive compensation that is erroneously paid in connection with an accounting restatement as well as a voluntary standalone policy allowing for recovery in the event of a financial restatement as a result of misconduct
Regular engagement with shareholders	We engage with shareholders to hear their views on compensation and other issues.
Annual elections	All of our Directors stand for election each year.

WHAT WE DON'T DO	NO
No employment contracts	None of our NEOs or other executive officers have employment contracts that guarantee continued employment.
No dividends on unvested awards	Our 2023 RSU and PSU awards require three years to fully vest and dividends paid on shares of common stock of Martin Marietta during the vesting period are only paid to award holders if and when an award vests.
No pledging of shares	Our directors and executive officers are not permitted to pledge Martin Marietta shares as collateral for loans or any other purpose.
No hedging	We prohibit directors and executive officers from engaging in short sales of Martin Marietta stock or similar transactions intended to hedge or offset the market value of Martin Marietta stock owned by them.
No 280G gross-ups	We do not provide executives with Section 280G excise tax gross-ups.
No single trigger equity vesting	Equity awards will not automatically vest as a result of a change in control.
Minimal executive perquisites	We do not provide NEOs with country club reimbursements, personal use of the Company aircraft unrelated to business travel, or other excessive perks.



Determination of CEO Compensation

At each February Committee meeting, without the CEO present, the Committee reviews and evaluates CEO performance, and determines achievement levels for the prior year. At this meeting, the Committee also discusses an evaluation of the CEO's performance, competitive compensation data, and salary and annual incentive pay recommendations with the independent members of the Board. In addition, the Committee reviews and discusses an award of RSUs and the target PSU grant size for the CEO at that meeting, which is also discussed with the independent members of the Board. The Committee's independent compensation consultant provides the Committee with comparative compensation, background materials and analysis, and its recommendation in connection with these determinations.

CEO Target Opportunity Mix*

Elements of Compensation	Fixed vs. Variable	Short-Term vs. Long-Term	Cash vs. Equity
• Base Salary 10% • Annual Incentive 38% • Long-Term Incentive 52%	• Fixed 10% • Variable 90%	• Short-Term 48% • Long-Term 52%	• Cash 37% • Equity 63%

* We consider base salary and annual incentives as short-term pay and PSUs and RSUs as long-term incentive (LTI) pay. We do not include retirement or other compensation components in the chart.

2023 Chair, President and CEO Compensation

Base Salary
For 2023, Mr. Nye's base salary remained at $1,285,000 (flat since March 1, 2021).

2023 Annual Incentive
Mr. Nye's target annual incentive amount for 2023 was $2,056,000 (160% of base salary received for the year). His actual annual incentive for 2023 was $4,934,400 or 240% of target, as determined by the new formulaic approach.

2023-2025 Long-Term Incentives
In 2023, Mr. Nye's target LTI award was 490% of base salary. He was granted an LTI award of $6,750,000, which was allocated 55%, or $3,710,000, in PSUs and 45%, or $3,040,000, in RSUs. RSUs will vest pro rata over three years, while the vesting of PSUs will be based upon our results relative to the three-year performance goals that were established in the beginning of 2023.

Benefit and Retirement Plans
Mr. Nye is eligible for benefit and retirement programs similar to other employees. None of our executives received additional years of service credits or other forms of formula enhancements under our benefit or retirement plans. Our pension formula is based on years of service and pension eligible compensation. Mr. Nye is not eligible for retiree health benefits.

Perquisites
Mr. Nye received limited executive perquisites. We provide company-leased cars to the NEOs for their use. Additionally, we pay for the insurance, maintenance and fuel for such vehicles. The value of personal mileage is charged to the NEO as imputed income. We make the company-owned aircraft available to the CEO and other senior executives for business travel only. We do not provide other perquisites, such as country club memberships, to the NEOs. The Committee reviews our policies and determines whether and to what extent perquisites should be modified or continued.

2023 Target Pay Mix
We believe that most of the compensation opportunities to our CEO should be variable and the variable elements of the compensation package should tie to the Company's long-term success and the achievement of sustainable long-term total return to our shareholders. A significant portion of our CEO's target compensation is variable and in the form of LTI, and more than half of total target pay is in the form of equity incentives.



2023 Named Executive Officers' Compensation – Our Compensation Strategy

Our executive compensation program is specifically designed to:

- **Attract and retain** top-caliber, knowledgeable and experienced senior executives.
- **Motivate** our executives to achieve superior results and build long-term value for shareholders.
- **Reward** performance that meets or exceeds established goals consistent with our strategic aims and upholding integrity.
- **Align individual objectives** with the Company's objectives without fostering excessive or inappropriate risk-taking.
- **Encourage an ownership mentality** and align the long-term financial interests of our executives with those of our shareholders.
- **Be market competitive** with our peers with whom we compete for talent.
- **Provide reward systems that are measurable and easily understood** by our executives and shareholders.
- **Inspire exceptional management and resiliency** in times of unexpected and extraordinary circumstances.
- **Reinforce the succession planning** process undertaken on a company-wide basis by building bench strength and by identifying and retaining senior leadership capable of achieving the Company's long-term growth, profitability and other objectives.

In 2023, our executive compensation structure consisted of three primary components: base salary, annual incentives, and long-term incentives. Within the long-term incentive component, we utilized a balanced portfolio of PSUs and RSUs.



TOTAL COMPENSATION OPPORTUNITY

Base Salary
Long-Term Incentives
Annual Incentives
PSUs→55% of Award
Vesting and size based on Martin Marietta Performance level
RSUs→45% of Award
Vesting is conditioned on continued employment over three years that the awards vest

Martin Marietta has a long-standing commitment to pay for performance. We fulfill that aim by providing a majority of compensation through programs in which the amounts ultimately received vary in order to best reflect our financial, operational and strategic performance.



The following table summarizes the key elements of our 2023 executive compensation program:

Element	Primary Purpose	Key Characteristics
Base Salary	To compensate the executive fairly and competitively for the responsibility level of the position.	Fixed compensation that is reviewed annually.
Annual Performance-Based Incentive Awards	To motivate and reward organizational and individual achievement of annual, Company and individual objectives.	Variable compensation component; value calculated through formula tied to pre-established Company financial, safety and sustainability goals with an individual performance modifier.
Incentive Stock Plan	To enable executives to invest certain levels of their annual incentive compensation into Martin Marietta stock units.	NEOs may elect to convert up to 50% of their annual cash incentive compensation into common stock units.
Long-Term Incentive Awards	To align executives with shareholder interests, to reinforce long-term value creation, and to provide a balanced portfolio of long-term incentive opportunities.	Variable compensation component. Reviewed and granted annually. Program splits long-term incentives for NEOs at 55% PSUs and 45% RSUs.
Performance Share Units (PSUs)	To motivate executives by tying incentives to our multi-year financial goals and relative TSR reinforcing the link between our executive officers and our shareholders.	Grants based on three-year adjusted EBITDA and Sales Growth goals, with a modifier based on TSR performance relative to peers.
Restricted Stock Units (RSUs)	To motivate the appropriate behaviors for delivering superior long-term total shareholder return.	Stock price growth. Awards are subject to continued employment over three years and executives benefit from higher share price.
Health/Welfare Plan and Retirement Benefits	To provide competitive benefits promoting employee health and productivity and support financial security.	Fixed compensation component.
Perquisites and Other Benefits	To provide limited business-related benefits, where appropriate, and to assist in attracting and retaining executive officers.	Fixed compensation component.
Change-in-Control Protection	To provide continuity of management and bridge future employment if terminated following a change in control.	Fixed compensation component; only paid in the event the executive's employment is terminated other than for "cause" or for "good reason," in either case, in connection with a change in control.



Considerations Regarding 2023 Compensation

The following chart summarizes the target compensation in our 2023 executive compensation program:

Pay Component	Summary
Base Salary	• At the February 2023 meeting, the Committee reviewed competitive market data and individual performance evaluations. Increases approved by the Committee were effective March 1, 2023 for all NEOs except the CEO, whose base salary did not change. The Committee approved additional base salary adjustments for two NEOs at its August 2023 meeting.
Target Annual Cash Incentives	• Our CEO's target incentive for 2023 was 160% of base earnings. For other NEOs' target incentives for 2023 were 90% to 100% of base earnings. • Our CEO and other NEOs have the option to invest up to 50% of their annual cash bonuses into stock units, which are required to be held generally for a period of approximately three years.
Long-Term Incentives	• Our LTI structure consists of PSUs and RSUs. • The LTI awards for NEOs in 2023 were weighted 55% PSUs and 45% RSUs. The LTI grant size is based on competitive market data. • PSU awards in 2023 are earned based on achievement of performance levels, with 33% based on three-year cumulative Sales Growth and 67% based on three-year cumulative adjusted EBITDA performance. The Company's relative TSR ranking compared to the S&P 500 provides a modifier to the award, which may be adjusted up or down by up to 20%. • RSU and PSU awards are generally subject to continued employment for three years
Total Compensation	• The Committee uses the size-adjusted 50th percentile of our Compensation Peer Group as a guide in setting the target for the total compensation opportunity, but considers a variety of factors in setting compensation, including the short-term and longer-term performance and leadership characteristics of the executive, and compensation may vary materially. Overall, the Committee believes targeted compensation should be more heavily weighted on variable "at-risk" compensation and longer-term components.

The committee approved the following **actual** compensation items in February 2023:

2023 Base Salary

The Committee determines base salaries for the NEOs and other executives based on a number of factors, including but not limited to, market data, individual performance, the Company's performance, internal pay equity, the advice of the Committee's independent compensation consultant, management recommendations (except for the CEO), and, for the CEO, the Committee's assessment of Mr. Nye's performance. Based on these factors, the Committee approved the following increases in base salary during 2023.

• Mr. Nye: base salary remained unchanged.

• Other NEOs: approximately 4.5% to 9.7% increases, based on a review of competitive market data and individual performance evaluations.

NEO	2023 Base Salary	2022 Base Salary
C. Howard Nye	$1,285,000	$1,285,000
James A. J. Nickolas	$ 700,000	$ 638,000
Roselyn R. Bar	$ 700,000	$ 648,000
Robert J. Cardin	$ 433,675	$ 415,000
Michael J. Petro	$ 400,000	$ 380,000



2023 Annual Cash Incentive Goals and Results

NEOs and other executives are eligible to earn annual incentive compensation under our Executive Cash Incentive Plan based on the achievement of identified and formula-defined performance metrics and goals. Individual NEO targets (as a percent of base salary) are approved by the Committee at the beginning of the year based on a review of competitive market data, the advice of the Committee's independent compensation consultant, and internal pay equity.

The Committee awards actual annual cash incentive compensation based on achievement against corporate performance objectives and individualized targeted goals. In light of shareholder feedback and a lower than usual Say On Pay approval in early 2023, a formula was adopted for annual cash incentive awards for all NEOs wherein 80% of the target incentive is based on achievement of financial goals and 20% is based on achievement of identified safety and sustainability metrics. After the formulaic award percentage is determined, an assessment of individual performance is conducted by the Committee to allow for a potential positive or negative adjustment of 20% for each executive.

The maximum incentive compensation for executives based on the annual cash incentive plan formula, with the 20% assessment factor, is 250% of target. When the incentive payout percentage is calculated, the minimum amount for the payout will be 50% of target if the Company successfully pays an unreduced dividend in the year and records positive Net Earnings Attributable to Martin Marietta. The plan will payout at a minimum of 100% of target if the criteria for the 50% minimum payout level are met and the Company's one-year operating margin ranks in the top three of six direct publicly traded peers (CRH plc, Eagle Materials, Inc., Heidelberg Materials, Holcim Ltd., Summit Materials, Inc., and Vulcan Materials Company).

The Committee determines the adjustment to annual cash incentive compensation for each executive based on the achievement of individualized target goals tied to each executive's specific areas of responsibility and the then-current and longer-term goals of the Company. The Committee also reviews and considers management's furtherance of its strategic plan, including a primary objective of value-enhancing growth, and the advancement of the Mission, Vision, and Values of the Company to unify management with the same objectives. The Committee conducts a comparative review of the individual contributions of each of the executive officers towards achieving these goals. The Committee also considers qualitative measures of performance for the executive officers, such as adherence to and implementation of Martin Marietta's Code of Ethical Business Conduct, customer satisfaction, and product quality.

Ultimately, the incentive payments determined through the annual cash incentive compensation formula support Martin Marietta's longstanding compensation philosophy of encouraging superior performance and rewarding the achievement of Martin Marietta's annual goals. We set challenging, but attainable targets, approved by the Board, and designed to continue to drive shareholder value and exceptional corporate stewardship.

2023 Actual Incentive Cash Earned

For 2023, the Committee determined in February 2024 that the achievement of the goals included in the Company's annual cash incentive compensation formula warranted the payment of annual incentives to executive officers. In 2023, all of the company's executive officers participated in the plan. The annual incentive compensation level paid for 2023 for the NEOs other than Mr. Nye ranged from 240% to 250% of target. The annual incentive compensation level paid for 2023 for Mr. Nye was 240% of target. These amounts were consistent with the formula short term incentive plan adopted by the Committee.



The table below summarizes the specific targets set for the 2023 annual cash incentive plan for Martin Marietta's executive officers (before the application of a potential 20% discretionary individual adjustment factor):

% Weight	Metric	Performance Goals	Threshold (Payout % of Target)	Guidance Goal/ Target (Payout % of Target)	Maximum (Payout % of Target)	Total Achieved
50%	**Adjusted Cash Gross Profit***	Metric Aligned with February Guidance	$1.422 billion (0%)	$2.187 billion (100%)	$2.351 billion (230%)	$2.506 billion (230%)
30%	**SG&A as a % of Total Revenue****	Metric Aligned with February Guidance	8.00% (0%)	7.00% (100%)	6.65% (230%)	6.60% (230%)
20%	**Safety & ESG Performance**	Execution of Identified Safety & ESG Activities, World Class LTIR & TIIR	**Safety**: Complete 1 Safety Activity; **ESG**: Submit to 1 key public index (50%)	**Safety:** 1 World Class Metric **ESG:** Submit to 2 key public indices (100%)	**Safety:** 2 World Class Metrics **ESG:** Submit to 3 key public indices (230%)	**Safety:** Achieved 2 World Class Metrics and formed Safety Task Force; **ESG:** Submitted to 4 key public indices (230%)

* Adjusted Cash Gross Profit reflects sales growth and profitability and is correlated to share price. Adjustments to Cash Gross Profit would include non-recurring expenses, such as acquisition and discontinued operations expenses.

** SG&A as a Percentage of Total Revenue incentivizes management to properly balance SG&A investments to support business growth and overall cost discipline.

Based on the Company's Adjusted Cash Gross Profit of $2.506 billion and SG&A as a Percentage of Total Revenue of 6.60% in 2023, the maximum 230% payout was earned for the two financial metrics for the CEO and other NEOs. These two metrics make up 80% of the incentive formula. For the remaining 20% of the incentive formula, the Company achieved world-class safety metrics for the year and successfully executed its targeted sustainability activities. In response to the Company's achievements of our safety metrics and sustainability activities, a payout of 230% was determined by the Committee. As a result of the 230% achieved for both financial metrics and 230% achieved for the safety and sustainability metric, the total formulaic award percentage was 230%.



After the formulaic award percentage was determined for 2023 using the formula described above, an assessment of individual performance was conducted by the Committee to allow for a potential positive or negative adjustment of up to 20% to the cash incentive award percentage for each executive. The individual executive goals considered in the evaluation of potential discretionary adjustments for the NEOs are summarized in the following table:

NEO	2023 Individual Goals	Target Annual Incentive Bonus (% of Salary)	2023 Target Annual Incentive*	2023 Actual Annual Incentive
C. Howard Nye	• Drive continuous improvement in the Company's safety culture and performance • Generate long-term value for shareholders through development and execution of the Company's Strategic Operating Analysis and Review (SOAR) Plan, organic and inorganic growth, including prudent allocation of capital • Ongoing delivery and execution of management succession and development plans • Management of enterprise challenges, including ongoing leadership through the ongoing global pandemic	160%	$2,056,000	$4,934,400
James A. J. Nickolas	• Effective development and oversight of financial filings, audits and accounting • Continue to develop and execute necessary plans to ensure the strength of the Company's balance sheet • Continue to develop the talent and capability of finance team	100%	$ 680,500	$1,701,933
Roselyn R. Bar	• Effective management of the legal department, including appropriate handling of compliance and securities laws matters, annual and periodic reporting, corporate governance, transactions, and robust case assessment • Provide oversight of ethics program as Chief Ethics Officer • Oversee Sustainability function • Continue to improve processes and management of Corporate Secretary function	100%	$ 686,750	$1,717,480
Robert J. Cardin	• Ensure accurate financial reporting in compliance with regulatory standards and company policies while maintaining effective internal controls over financial reporting • Effectively implement best practices to optimize financial processes and enhance efficiencies • Monitor changes in accounting standards, regulations, and industry practices to ensure compliance and assess potential impacts on the organization	90%	$ 387,506	$ 930,218
Michael J. Petro	• Execute the Company's strategic plan (SOAR) while identifying new market opportunities and business areas for growth • Formulate strategic plans and initiatives to capitalize on market opportunities while mitigating risks • Lead the evaluation and execution of strategic acquisitions, partnerships, divestitures, and alliances to support SOAR	90%	$ 357,000	$ 892,725

* Based on actual base salary earned in 2023.



Annual Incentive Feature: Stock Purchase Plan

The Incentive Stock Plan further promotes the alignment of executive compensation levels with our investors' financial interests by allowing a portion of the annual bonus award to be deferred into Company stock units that vest based on continued service. The voluntary election allows executives to invest up to 50% of their annual cash incentive compensation to purchase units that are subsequently converted into shares of common stock pursuant to the terms of the plan at a 20% discount from the market price of Martin Marietta's common stock on the date the amount of the incentive compensation is determined. The discount is used to account for the risk of trading current cash compensation for "at-risk" shares which may decline in value.

The units generally vest in three years from the date of the award and are distributed in shares of common stock. If an executive officer voluntarily terminates employment before the units vest, the stock units are forfeited and the executive officer receives a cash payment equal to the lesser of the cash that was invested or the fair value of the share units on the day of termination.

The contribution directly links a portion of executive officer compensation to shareholder returns. The vesting aspect, combined with the yearly stock purchase requirement, creates continuous overlapping three-year cycles, which encourage executive officer retention and provide a continuous link of a significant portion of executive officer compensation with shareholder return over the long-term to reward these executive officers in line with our shareholders when our stock price increases.

2023 Long-Term Incentive Compensation Overview

Our LTI plan design reflects the objectives of our compensation program and is in-line with current market approaches, based on the advice of the Committee's independent compensation consultant. Our plan design objectives are a simplified LTI program that is transparent and enhances the line of sight between our performance and compensation.

The award in 2023 for all NEOs was determined as a fixed percentage of base salary with some variation for position and grade, which amount was converted into common stock units based on the average Martin Marietta stock price for the 20-day period ending on February 24, 2023, the day the Committee confirmed the award, or $360.29. This award value was then divided into PSUs and RSUs, with 55% of the total award for NEOs consisting of the PSUs at target level and 45% of the total award for NEOs consisting of RSUs. The Committee believes that the incentive mix (PSUs and RSUs) constitutes an appropriate pay process and streamlined plan, which more fully reflects the performance of the Company and is better aligned with each NEO's role within Martin Marietta. See a further description under Outstanding Equity Awards at Fiscal Year-End and corresponding footnotes on page 77.

The following table provides a notional example of the LTI plan design.

Salary $	LTI Target %	LTI Target Value $	PSU %	PSU Value $	RSU %	RSU Value $
$150,000	140%	$210,000	55%	$115,500	45%	$94,500

The following table provides a summary of the long-term incentives that each of the NEOs was granted in 2023.

NEO	RSUs (3 year annual installment vesting) (# of shares)	PSUs – Target (3 year cliff vesting subject to achievement of performance measures) (# of shares)
C. Howard Nye	8,431	10,305
James A. J. Nickolas	1,487	1,817
Roselyn R. Bar	1,509	1,844
Robert J. Cardin	705	861
Michael J. Petro	650	794



PSU Awards (55% of LTI Award)

One of our compensation objectives is to align the potential rewards to senior management with increases in shareholder value. In that regard, the PSUs give the recipient the opportunity to receive Martin Marietta common stock if specific performance goals are achieved, consisting of:

1) Adjusted earnings before Interest, Income Taxes, Depreciation and Amortization (Adjusted EBITDA), measuring profitability and comprising 67% of the total target award, and

2) Sales Growth, measuring growth and comprising 33% of the total target award.

3) In addition, relative Total Shareholder Return (rTSR) will act as a modifier for the performance such that Martin Marietta's performance will be measured against the S&P 500, and will modify the total award by a range of -20% to +20%.

The following table summarizes the weighting of our PSU performance measures:

Cumulative Adjusted EBITDA	Cumulative Sales Growth	Relative TSR Modifier
67%	33%	+/-20%

Adjusted EBITDA and Sales Growth are two of the drivers of our performance and metrics of significance to our investors. The total payout opportunity for PSUs in 2023 was 0% to 240%: 50% of target if the threshold level is satisfied, 100% of target if the target level is satisfied, and 200% of target if the maximum level is satisfied. The rTSR modifier over the three-year measurement period is then applied to the final award to adjust it up or down by up to 20%. The threshold must be satisfied to receive PSUs for each performance metric. If the threshold is not met, none of the PSUs relating to that metric will vest.

Performance for each metric is measured independently, so PSUs can be earned as long as the threshold is satisfied for at least one metric. The "Target" level is generally viewed as achievable although it has not been achieved every year. The "Maximum" level is attainable if we outperform in the area measured. PSU payments are capped at the target level if three-year TSR is negative.

The performance will be measured in February 2026 for the three-year period beginning January 2023 through December 2025 to determine the Company's (1) the three-year cumulative Adjusted EBITDA against the target identified in the PSU Award Agreement, and (2) the three-year cumulative Sales Growth against the target identified in the PSU Award Agreement. The payment amount will be further modified by the rTSR for the three-year period as against the S&P 500, as set forth in the PSU Award Agreement. The Committee in its discretion may adjust the final award values only as set forth in the Agreement, either collectively or on an individual basis, in recognition of factors that are unusual or nonrecurring.

Over the three-year performance period, up to one-third of the target PSUs may be locked-in each year, subject to the rTSR modifier, based on one-third of the three-year cumulative Adjusted EBITDA and Sales Growth goals. Each year, any earned PSUs are not distributed until the end of the three-year measurement period when the cumulative three-year performance is determined. The actual PSUs will equal the greater of the total PSUs earned for each of the annual periods or the amount earned for cumulative three-year performance (capped at 200% of target). The final amount of earned PSUs to be distributed is then subject to the three-year rTSR modifier.

The PSUs will convert to unrestricted common stock and be distributed to the extent that the performance goals have been met, which will be determined in February 2026. These awards are also generally subject to continued employment through the date the PSUs vest. The actual financial performance targets and achievement against those targets will be disclosed at the end of the three-year performance period.



Selection of Relative TSR

We selected rTSR for the PSUs to measure our performance against the companies in the S&P 500 index. We recognize that every industry faces different challenges and opportunities, and that the S&P 500 index does not perfectly correlate to the environment in which Martin Marietta operates. However, we believe that the majority of similar companies in the building construction materials industry are not publicly-held companies or are not U.S. companies, and therefore accurate information to potentially use as comparisons is not readily available. As a result, we believe that comparing our TSR against the S&P 500 index is appropriate because (1) it measures the interest of investors for whom we compete, (2) there is no consensus of a significantly better peer group with readily available comparable financial information; and (3) by using rTSR as a modifier rather than a primary measurement, we give our other performance measures more weight and their focus on profitability and growth both provide long-term value creation.

We believe that Adjusted EBITDA, Sales Growth and rTSR metrics drive the behaviors of our management team in ways that are intended to create the most value for our shareholders.

RSU Awards (45% of LTI Award)

RSUs vest in three equal portions, each on the anniversary of the grant date (February 24, 2023) over a period of three years, subject generally to continued employment through each one of those anniversaries. Once the restricted period ends (each anniversary for one third of the total RSU award), the recipient will be issued unrestricted shares of common stock (minus applicable taxes). The Committee believes that time-based RSUs align executive officers' interests with those of shareholders, provides significant retentive characteristics and balances the significant amount of performance-based compensation provided, including the transition to the formulaic performance-based short term incentive award in 2023.

2023-2025 Performance Goals

In setting minimum and maximum levels of payment, we reviewed historical levels of performance against our long-range plan commitments and conducted sensitivity analyses on alternative outcomes focused on identifying likely minimum and maximum boundary performance levels. Levels between 100% and the minimum and maximum levels were derived using linear interpolation between the performance hurdles.

The specific Adjusted EBITDA and Sales Growth target values for the 2023-2025 PSUs are not publicly disclosed at the time of grant due to the proprietary nature and competitive sensitivity of the information. We discussed this approach to forward-looking targets with shareholders as part of our 2023 outreach efforts, and shareholders are supportive of keeping the targets confidential until the awards vest and are distributed. We have presented the target level for each of these metrics by reference to our internal plan level and quantified these amounts above and below that level for the maximum and threshold levels, respectively. The method used to calculate the awards will be based on actual performance compared to our 2023-2025 targets, with straight-line interpolation between points. The individual award agreements require the adjustment of goals to ensure that the ultimate payouts are not impacted to the benefit or detriment of management by specified events, such as unplanned pension contributions, changes in GAAP accounting standards or impact of an acquisition or divestiture. The Committee may exercise its discretion to reduce the final vesting percentage to no more than target if the Company's three-year TSR is less than zero.

In setting performance goals for the three-year PSUs awarded in 2023, the Committee considered various factors and received advice from its independent compensation consultant in choosing the metrics and establishing the goals, including:

- The metrics reflect drivers of our performance and we believe are important to our investors.

- The goals are consistent with our business plan and positive over prior year.

- We have a history of setting challenging target and maximum goals.

In addition, we have looked at the alignment of our payouts with the Company's performance, including TSR, and found that pay and performance are aligned.



2023 Performance Goals and Metrics

Relative TSR (Modifier +/- 20%)*		Adjusted EBITDA (67%)***		Sales Growth (33%)	
TSR Percentile Achievement	**Payout Factor**	**EBITDA Achievement**	**Payout Factor****	**Sales Growth Achievement**	**Payout Factor****
≥ 75th	+20% (Maximum)	Plan Level plus ≥ $.39B	200% (Maximum)	Plan Level plus ≥ 8.0%	200% (Maximum)
50th	0% adjustment (Target)	Plan Level EBITDA	100% (Target)	Plan Level	100% (Target)
≤ 25th	-20% (Threshold)	Plan Level minus $1.57B	50% (Threshold)	Plan Level minus 7.0%	50% (Threshold)
		Plan Level minus > $1.57B	0%	Plan Level minus > 7.0%	0%

*   rTSR is calculated as (i) the average of our closing stock price over the final 20 trading days of the measurement period, minus the average of our closing stock price over the first 20 trading days of the measurement period, plus the value of reinvested dividends divided by (ii) the average of our closing stock price over the first 20 trading days of the measurement period, and is measured against each of the companies in the S&P 500 index (excluding any Companies acquired during the measurement period).

**   Threshold and maximum are a percentage of the target.

***   Adjusted EBITDA for this purpose is calculated in the same manner as set forth in the reconciliations as provided in Appendix B, which includes adjustments for certain nonrecurring items in accordance with the award agreements.

2021-2023 PSU Award Payouts

PSUs that were granted in 2021 were structured similarly to the PSUs awarded in 2023. These PSUs vested on December 31, 2023, because the applicable performance criteria were satisfied, and were certified and paid out in February 2024. The PSU payouts for the three-year performance period ended December 31, 2023 were calculated by comparing actual corporate performance for each metric for the period January 1, 2021 through December 31, 2023, against a table of payment levels from 0% to 200% (with the 100% payout level being considered target) established at the beginning of the performance period.

For the three-year performance period ended December 31, 2023, the maximum award of 240% of target was earned based on the Company's performance. The results were above the targeted level for each metric. Adjusted EBITDA (weighted 67%) was $4.88 billion compared to our pre-established target of $4.13 billion and generated a 134% weighted payout factor and Sales Growth (weighted 33%) was 37.64% compared to our pre-established target of 4.5% and generated a 66% weighted payout factor. The rTSR modifier, which provides for an adjustment up or down of up to 20%, resulted in a 120% adjustment as our TSR over the three-year measurement period was at the 82.1 percentile of S&P 500 companies over the same period. The awards are calculated pursuant to the provisions provided in the award agreements. The Committee cannot make any adjustments to the final payout factor beyond the adjustments specified in the award agreements.

Measure	Threshold Target (50%)	Performance Target (100%)	Maximum Target (200%)	Performance Result	Weighting	Weighted Payout Earned
Adjusted EBITDA	$2.85B	$4.125B	$4.65B	$4.88B	67%	134%
Sales Growth	3.0%	4.5%	9.0%	37.64%	33%	66%
Relative TSR	25th Percentile	50th Percentile	75th Percentile	82.1 Percentile	+/-20%	120% of total award
Total Final Payout						240% of target



Based on a weighted payout factor of 240%, the following table shows the payouts under the 2021-2023 PSUs.

Payment Calculation for PSUs Granted in 2021 Certified on February 20, 2024		
NEO	**Target Units Granted in 2021 (shares)**	**Payout (shares)**
C. Howard Nye	11,735	28,164
James A. J. Nickolas	1,864	4,474
Roselyn R. Bar	1,943	4,664
Robert J. Cardin	714	1,714
Michael J. Petro	383	920

Ongoing Corporate Governance Policies

We endeavor to maintain good corporate governance standards relating to our executive compensation policies and practices, including the following that were in effect during 2023 that directly impacted compensation:

- The Committee is comprised solely of independent Directors who regularly schedule and meet in executive sessions without management present.

- The Committee's independent compensation consultant is retained directly by the Committee.

- The Committee conducts an annual review of and approves our compensation strategy, including a review of our compensation-related risk profile, to ensure that our compensation-related risks are not reasonably likely to have a material adverse effect on the Company.

- We pay for performance, with approximately 90% of our CEO's total target pay opportunity being performance-based "at-risk" compensation.

- We cap PSU payments at target if three-year TSR is negative, regardless of our ranking.

- We limit perquisites and other benefits.

Compensation Decision Process

Role of Management and the Committee

The Committee is responsible for carrying out the philosophy and objectives of the Board of Directors related to executive compensation in addition to its responsibilities of overseeing the development and succession of executive management of Martin Marietta. The Committee has the authority to determine compensation and benefits for Martin Marietta's executive officers. The Committee members are each non-employee, independent Board members pursuant to the NYSE rules, and the Committee operates pursuant to a written charter, a copy of which can be viewed on Martin Marietta's website at ir.martinmarietta.com/corporate-governance.

The performance of the CEO and each other executive officer is reviewed regularly by the Committee. Based on this review, the Committee sets compensation for all executive officers. Compensation decisions with respect to the executive officers other than the CEO are based in part on recommendations by the CEO, with input from the Senior Vice President and Chief Human Resource Officer, with respect to salary adjustments and annual cash and equity awards. The Committee can accept, reject or modify any recommended adjustments or awards to executive officers. For the CEO, the Committee sets the levels of annual adjustments and awards based on the criteria it deems to be appropriate under the circumstances with input from the independent compensation consultant. There are no employment agreements between Martin Marietta and any executive officer of Martin Marietta, including the CEO.



Role of the Independent Compensation Consultant

The Committee retained Pay Governance, an independent compensation consultant, in accordance with the Committee's charter.

The consultant reports directly to the Committee. The Committee retains sole authority to hire or terminate the consultant, approve its compensation, determine the nature and scope of services, and evaluate performance. The compensation consultant attends Committee meetings, either in person or by telephone, as requested, and communicates with the Committee Chair between meetings. The Committee makes all final decisions.

The compensation consultant's specific roles include, but are not limited to, the following:

- Advise the Committee on executive compensation trends and regulatory developments and other factors affecting executive officer compensation, as well as any other areas of concern or risk.
- Provide a total compensation assessment for executives compared to peer companies and recommendations for executive pay.
- Serve as a resource to the Committee Chair for meeting agendas and supporting materials in advance of each meeting.
- Review and comment on proxy disclosure items, including this CD&A.
- Advise the Committee on management's pay recommendations.

Based on these activities, the compensation consultant makes recommendations regarding, and proposes adjustments to, our executive officer compensation program as it deems appropriate. While the consultant works closely with the appropriate members of our executive management team in performing these activities, the consultant reports directly to and is retained by the Committee on all executive compensation matters, and speaks to the Committee and the Chair of the Committee on a regular basis without management present.

Role of Peer Companies and Competitive Market Data

The Committee considered peer groups for two elements of the executive compensation program in 2023: the Compensation Peer Group, consisting of 17 companies that the Committee believes compete with us for talent, and the TSR Peer Group, consisting of the S&P 500, which the Committee believes compete with us for investors and is used to assess the achievement of rTSR measured for the PSU awards.

Annually, the Committee studies competitive total compensation market data provided by its independent compensation consultant. To assess competitive pay levels, the Committee reviews and approves the composition of our Compensation Peer Group. The following peer group criteria are considered:

- Company size;
- Company market cap;
- Companies in similar industries based on Global Industry Classification Standard (GICS) code classifications;
- Direct competitors for business and management talent that are publicly-traded in the United States;
- Companies covered by the investment analysts that track Martin Marietta; and
- Companies that include Martin Marietta in their compensation peer group.



The following companies comprised our Compensation Peer Group for 2023 base salary and long-term incentive pay decisions:

Albemarle Corporation	Dover Corporation	Lennox International Inc.	Owens Corning
Carlisle Companies Incorporated	Eastman Chemical	Masco Corporation	RPM International
Celanese Corporation	FMC Corporation	Newmont Corporation	Vulcan Materials Company
CF Industries Holdings, Inc.	Fortune Brands Home & Security, Inc.	Old Dominion Freight Line, Inc.	Westlake Chemical Corporation
Commercial Metals Company			

The Committee studies competitive total compensation data from various sources, including proxy statements of the peer group. Since proxy statements do not provide precise comparisons by position to our executive officers, in 2023 the Committee also took into consideration published independent compensation surveys for each executive officer. Where available, size-adjusted market values were developed using regression analysis. This statistical technique accounts for revenue size differences within the compensation survey participants and develops an estimated market value for a similar-size company as Martin Marietta. The size-adjusted 50th percentile for total compensation is a key reference point for the Committee. On average, the target for our NEO total compensation opportunities is competitively positioned within a reasonable range of the size-adjusted 50th percentile.

Although the Committee uses the size-adjusted 50th percentile as its starting point in setting compensation levels, the compensation packages for executive officers may vary materially from it based on several factors. Market data, position, tenure, individual and organization performance, retention needs and internal pay equity have been the primary factors considered in decisions to increase or decrease compensation opportunities. Specifically, the Committee typically sets compensation levels below the size-adjusted 50th percentile for executive officers with relatively less relevant experience, less responsibility, less tenure with Martin Marietta and/or lower performance ratings. Conversely, if an officer consistently receives favorable performance ratings, accumulates years of service and expertise in relevant areas, has more responsibility and/or has significant other achievements, his or her compensation will typically be above the size-adjusted 50th percentile.

Other Compensation Program Features

Compensation Program Risk Assessment

We perform a thorough annual review of our compensation program structure and all compensation programs, which are also reviewed in detail with the Committee. We believe our executive pay is appropriate and provides necessary incentives to our executives to achieve our financial and strategic goals without encouraging them to take excessive risks in their business decisions. Our compensation structure does not include features that are reasonably likely to have a material adverse effect on the Company. Compensation program features that mitigate against risks include the following:

- Our annual incentive compensation plan does not provide payment for poor individual or corporate performance, regardless of whether the failure to achieve target was outside management's control.

- There are caps on the long-term equity awards, even if the required performance-related criteria are exceeded.

- A majority of the NEOs' compensation is long-term, with equity grants vesting over three to five years, depending on the award.

- Our compensation is not based on highly leveraged short-term incentives that encourage high risk investments at the expense of long-term value.

- Long-term compensation to executive officers is based on specific performance measures that balance long-term growth and returns.

- The Committee uses benchmarking data and the advice of its independent compensation consultant to keep compensation in line with typical market practices and appropriate to Martin Marietta's needs.

- We use a balanced portfolio of long-term incentive programs.

- The Committee's governance process requires review and approval of all compensation over a certain amount.



Stock-Based Awards Generally

All of Martin Marietta's active equity-based award plans have been approved by shareholders. Our Stock Plan requires a minimum vesting period of 12 months for restricted stock or RSUs and a minimum vesting period of 36 months for stock options or stock appreciation rights (SARs). The Company has not issued SARs and has not issued stock options since 2015.

Stock Ownership Requirements

In 2018, the Board adopted robust formal Stock Ownership Guidelines for executive officers and members of the Board of Directors. These require the following ownership levels as a multiple of base salary or annual cash retainer, as applicable:

Title	Annual Base Salary Multiple
Chair, President and CEO	7 times
Other Executive Officers	5 times
Other Members of the Board of Directors	5 times

The following types of equity instruments count in determining stock ownership for purposes of these guidelines:

- Shares owned separately by the covered person or owned either jointly with, or separately by, his or her immediate family members residing in the same household;

- Shares held in trust for the benefit of the covered person or his or her immediate family members;

- Shares purchased on the open market;

- Shares obtained through stock option exercise (and not thereafter sold);

- Vested shares pursuant to RSUs;

- Unvested RSUs;

- Shares held pursuant to deferred stock unit plans for Directors or executive officers; and

- Shares acquired under the Company's Savings and Investment Plan and similar plans or arrangements

Covered persons who are employees are expected to meet these requirements within five years of the later of becoming a covered person or the date of adoption of the policy, whichever is later. Until such time as such covered person has met these requirements, he or she is expected to retain 50% of any shares of common stock received upon vesting of RSUs, deferred stock unit awards, PSUs, the exercise of stock options, and other similar equity awards, net of amounts withheld to pay taxes and the exercise price of stock options until the applicable Guideline level is met.

Stock ownership does not include vested or unvested stock options, unvested PSUs and vested or unvested stock appreciation rights.

All of the Company's executive officers and members of the Board of Directors are in compliance with the Stock Ownership Guidelines.

We also require a holding period of annual cash incentive compensation converted to Martin Marietta share equivalents as described below, with vesting generally in three years. There is no additional holding period beyond the vesting date, however a significant portion of the executive compensation program is in the form of equity awards that vest over three years generally.

Our CEO and executive officers can invest a portion of each year's cash bonus award, up to 50%, in common stock units of Martin Marietta. Stock is purchased at a 20% discount to the price on the grant date to account for the additional risk of taking a common stock unit payment in lieu of a risk-free cash payment.



Anti-Hedging and Pledging Policy

Our policies prohibit hedging and pledging of Martin Marietta stock by all directors and executive officers. Under our policies, directors and executive officers may not engage in any hedging or monetization transactions, such as puts, calls, options, other derivative securities, prepaid variable forward contracts, equity swaps, collars, exchange funds and short sales with respect to Company stock, the purpose of which is to hedge or offset any decrease in the market value of such stock. This policy also prohibits Directors and executive officers from purchasing Company stock on margin, borrowing against Company stock on margin, or pledging Company stock as collateral for any loan.

Clawback Policy

We have a mandatory clawback policy that was adopted in 2023 to reflect Rule 10D of the Securities Exchange Act of 1934 as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The mandatory clawback policy requires recovery of incentive-based compensation from current and former executive officers (including all Section 16 officers) who received such compensation during the three years preceding the date that the Company is required to prepare an accounting restatement due to (i) the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The amount of the recovery is based on the compensation amounts determined based on the restated financial information to the extent the amount previously paid based on the initially reported financial information exceeds that amount. The recovery is mandated without regard to whether any misconduct occurred or to an executive officer's individual responsibility for the misstated financial information.

The new policy supplements our clawback policy adopted in 2018. Under this policy, if the Board determines that an officer's intentional misconduct, gross negligence or failure to report such acts by another person was a contributing factor in requiring us to restate any of our financial statements or constituted fraud, bribery or another illegal act (or contributed to another person's fraud, bribery or other illegal act) which adversely impacted our financial position or reputation, then the Board shall take such action as it deems in the best interest of the Company and necessary to remedy the misconduct and prevent its recurrence. Among other actions, the Board may seek to recover or require reimbursement of any amount awarded to the officer in the form of an annual incentive bonus or LTI award. There were no events requiring Board consideration of a clawback action under either of our clawback policies during 2023.

Our Use of Independent Compensation Consultants

The independent compensation consultant provides important information about market practices, the types and amounts of compensation offered to executives generally and the role of corporate governance considerations in making compensation decisions. The Committee's charter authorizes it to retain outside advisors that it believes are appropriate to assist in evaluating executive compensation.

For 2023, the Committee continued to retain Pay Governance as an independent compensation consultant.

In connection with its retention of Pay Governance, the Committee considered the following factors in assessing Pay Governance's independence:

- Pay Governance does not provide any services to Martin Marietta other than compensation advisory services.

- The compensation paid to Pay Governance is less than 1% of Pay Governance's revenues.

- Pay Governance has business ethics and insider trading and stock ownership policies, which are designed to avoid conflicts of interest.

- Pay Governance employees supporting the engagement do not own Martin Marietta securities.

- Pay Governance employees supporting the engagement have no business or personal relationships with members of the Compensation Committee or with any Martin Marietta executive officer.



The nature and scope of Pay Governance's engagement was determined by the Committee and not limited in any way by management. The Committee also considered Pay Governance Global Business Standards intended to address potential conflicts of interests with respect to their executive compensation consulting services and the other factors required to be considered by applicable SEC and NYSE rules in approving the Committee's engagement of Pay Governance for 2023. Based on this review, the Committee did not identify that Pay Governance had any conflicts of interest that would prevent Pay Governance from independently advising the Committee. Pay Governance did not provide any additional services beyond those relating to director and executive officer compensation in an amount in excess of $120,000 in 2023.

Practice Regarding Timing of Equity Grants

The stock purchase awards under our Incentive Stock Plan and the PSUs and RSUs awarded under our LTI program, each as described above, were granted in 2023 at the Committee's regularly scheduled meetings in February following the availability of financial results for the prior year. Newly hired executive officers may, subject to the discretion of the Committee, receive an award of RSUs as of the date of their hire. The number of such RSUs is based on the average Martin Marietta stock price for the 20-day period ending on the date of the grant or the first date of employment, whichever is later. The Committee's schedule is determined several months in advance and the proximity of any awards to earnings announcements or other market events is coincidental.

Our practice with regard to the timing of equity grants is:

- No equity award may be backdated. A future date may be used if, among other reasons, the Committee's action occurs in connection with a new employee who has not yet commenced employment.

- Proposed equity awards are presented to the Committee in February of each year. Off-cycle awards may be considered in the Committee's discretion in special circumstances, which may include hiring, retention or acquisition transactions.

In addition, our existing stock award plan prohibits repricing of stock options or paying cash for underwater stock options.

Perquisites

Martin Marietta provides executives with perquisites that the Committee believes are appropriate, reasonable and consistent with its overall compensation program to better enable Martin Marietta to attract and retain superior employees for key positions. The Committee periodically reviews the types and levels of perquisites provided to the NEOs. The value of each of the NEO's perquisites, determined in accordance with SEC rules, is included in the annual compensation set forth in the Summary Compensation Table.

In 2023, we provided personal use of leased automobiles to NEOs. We pay for the insurance, maintenance and fuel for such vehicles, and the value of personal mileage and use is charged to the NEO as imputed income. We make the company-owned aircraft available to the CEO and other senior executives for business travel. If the NEO is accompanied by his or her spouse on such trips, that use is included in the NEO's taxable income for the year and the incremental cost, if any, is included as "All Other Compensation" in the Summary Compensation Table required to be included in our Proxy Statement for that year.

Martin Marietta also provides to executive officers, as well as most other salaried employees, certain other fringe benefits such as tuition reimbursement, airline club dues, professional society dues, and food and recreational fees incidental to official company functions. We do not provide other perquisites, such as country club memberships or financial planning services, to the NEOs or other employees.

Retirement and Other Benefits

In order to maintain market competitive levels of compensation, we provide retirement and other benefits to the NEOs and other employees, including:

- Medical and dental benefits

- Life, accidental death and disability insurance

- Pension and savings plans



The benefits under the defined benefit pension plan are more valuable for employees who remain with Martin Marietta for longer periods, thereby furthering our objectives of retaining individuals with more expertise in relevant areas and who can also participate in management development for purposes of executive succession planning. All of Martin Marietta's salaried employees in the United States are eligible to participate in our retirement and other plans, and the NEOs participate in the plans on the same terms as Martin Marietta's other salaried employees.

Additional information regarding these benefits is under the heading Pension Benefits Table on page 80 and the accompanying narrative.

Potential Payments upon Termination or Change of Control

We do not have written employment agreements with executives. Instead, each of our NEOs has a change of control severance agreement (an Employment Protection Agreement) that provides for retention and continuity in order to minimize disruptions during a pending or anticipated change of control. The agreements are triggered only by a qualifying termination of employment in connection with a change of control. Martin Marietta's equity-based award plans and retirement plans also provide for certain post-termination payments and benefits. The Committee believes these payments and benefits are also important to align the interests of the executive officers with the interests of the shareholders because the agreements will reduce or eliminate the reluctance to pursue potential change of control transactions that may ultimately lead to termination of their employment but would otherwise be in the best interests of our shareholders. The Employment Protection Agreements are described on page 82 of this Proxy Statement.

Tax and Accounting Implications

In administering the compensation program for NEOs, for awards made in 2023 the Committee considered tax consequences, including the limit on deductibility on compensation in excess of $1 million to certain executive officers under Section 162(m) of the Internal Revenue Code and the consequences under financial accounting standards.

While the Committee considers the tax deductibility as one factor in determining executive compensation, the Committee also looks at other factors in making its decisions, as noted above, and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program to attract talent, promote retention, or recognize and reward desired performance even if the awards are not deductible for income tax purposes.



Executive Compensation

Executive Officer Compensation

The following tables show annual and long-term compensation, for services in all capacities to Martin Marietta, earned by the Chief Executive Officer, the Chief Financial Officer, and the three other most highly compensated executive officers in 2023, which we refer to collectively in this Proxy Statement as the "named executive officers" or "NEOs." These tables and the accompanying narratives should be read in conjunction with the Compensation Discussion and Analysis section of this Proxy Statement, which provides a detailed overview of the methods used by Martin Marietta to compensate its officers, including the named executive officers.

Summary Compensation Table

The table below summarizes the total compensation paid to or earned by each of the named executive officers for the fiscal years set forth below. Martin Marietta has not entered into any employment agreements with any of the named executive officers.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($)[1] (c)	Bonus ($) (d)	Stock Awards ($)[2] (e)	Option Awards ($)[3] (f)	Non-Equity Incentive Plan Compensation ($)[4] (g)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[5] (h)	All Other Compensation ($)[6] (i)	Total ($) (j)
C. Howard Nye Chair, President and CEO	2023	1,285,000		8,580,337		3,453,842	5,132,284	37,422	18,488,885
	2022	1,285,000		7,316,720		2,878,400	1,266,898	37,233	12,784,251
	2021	1,275,000		8,485,027		2,275,000	2,873,669	30,891	14,939,587
James A. J. Nickolas Executive Vice President and CFO	2023	680,500		1,252,003		1,701,933	631,870	29,254	4,295,560
	2022	630,000		1,334,186		803,558		28,594	2,796,338
	2021	585,833		1,153,505		856,965	258,325	30,742	2,885,370
Roselyn R. Bar Executive Vice President, General Counsel and Corporate Secretary	2023	686,750		1,785,893		1,201,160	1,557,787	46,719	5,279,309
	2022	642,500		1,639,900		665,000	94,491	38,161	3,080,052
	2021	610,833		1,452,666		751,480	1,014,135	37,398	3,866,512
Robert J. Cardin[7] Senior Vice President, Controller and Chief Accounting Officer[7]	2023	430,562		593,407		930,218	320,612	33,986	2,308,785
Michael J. Petro[7] Senior Vice President, Strategy and Development	2023	396,667		547,180		892,725	165,198	25,676	2,027,446

1 The amounts in column (c) reflect the base salary actually paid.

2 The amounts in column (e) reflect the aggregate grant date fair value of awards made in the year reported, determined in accordance with FASB ASC Topic 718 (without any assumption for early forfeiture), of awards of RSUs and awards of PSUs, which are described in more detail on pages 63-64 under the heading "2023 Long-Term Incentive Compensation Overview." The amounts included in the table reflects the value of the units granted, which are subject to forfeiture if the executive does not remain in the employment of Martin Marietta for the requisite time period (generally three years) or if Martin Marietta does not achieve the performance criteria, where applicable. The amounts reported include the amounts of cash bonuses deferred in common stock units by each named executive officer pursuant to Martin Marietta's Incentive Stock Plan, which is discussed in further detail on page 63 under the heading "Annual Incentive Feature: Stock Purchase Plan". The amount in column (e) includes PSUs based on the target level of performance. Assuming the maximum payout under the PSUs granted in 2023, whose payout will be determined in February 2026 based on the Company's performance in 2023-2025, the amounts reported above for 2023 would be as follows: Mr. Nye, $9,712,999; Mr. Nickolas, $1,712,616; Ms. Bar, $1,738,066; Mr. Cardin, $811,538; and Mr. Petro, $748,387. Assumptions used in the calculation of these amounts are included in Note K to Martin Marietta's audited financial statements for the fiscal year ended December 31, 2023, included in Martin Marietta's Annual Report on Form 10-K filed with the SEC on February 23, 2024. The amounts of cash bonus deferred in 2023 for each named executive officer are included in column (e) as follows: Mr. Nye, $1,480,558; Mr. Nickolas, $0; Ms. Bar, $515,320; Mr. Cardin, $0; and Mr. Petro, $0.

3 The Company does not issue SARs and has not granted any stock options since 2015. The Stock Plan prohibits share recycling for stock options or SARs.

4 The amounts in column (g) for 2023 reflect the cash paid to the named individuals earned in 2023 and paid in 2024 under annual incentive arrangements discussed in further detail beginning on page 60 under the headings "2023 Annual Cash Incentive Goals and Results" and "2023 Actual Incentive Cash Earned," and not deferred pursuant to Martin Marietta's Incentive Stock Plan, which is discussed in further detail on page 63 under the heading "Annual Incentive Feature: Stock Purchase Plan."



5 The amounts in column (h) reflect the aggregate increase in the actuarial present value of the named executive officer's accumulated benefits during 2023, 2022 and 2021, respectively, under all defined benefit retirement plans established by Martin Marietta determined using interest rate and mortality rate assumptions consistent with those used in Martin Marietta's financial statements and include amounts which the named executive officer may not currently be entitled to receive because such amounts are not vested.

6 The amount shown in column (i) for 2023 reflects for each named executive officer: matching contributions allocated by Martin Marietta to each of the named executive officers pursuant to the Savings and Investment Plan, which is more fully described on page 72 under the heading "Retirement and Other Benefits" in the following amounts: Mr. Nye, $11,550; Mr. Nickolas, $11,550; Ms. Bar, $11,550; Mr. Cardin, $11,550, and Mr. Petro, $11,550; the value attributable to life insurance benefits provided to the named executive officers, which is more fully described on page 72 under the heading "Retirement and Other Benefits" in the following amounts: Mr. Nye, $14,800; Mr. Nickolas, $5,382; Ms. Bar, $19,812; Mr. Cardin, $4,912; and Mr. Petro, $652 the value attributable to personal use of leased automobiles provided by Martin Marietta in the following amounts: Mr. Nye, $10,387; Mr. Nickolas, $12,322; Ms. Bar, $15,357; Mr. Cardin, $17,524; and Mr. Petro, $13,474. These values are included as compensation on the W-2 of named executive officers who receive such benefits. Each such named executive officer is responsible for paying income tax on such amount.

7 Mr. Cardin and Mr. Petro were not named executive officers for purposes of the Summary Compensation Table in 2021 or 2022.

Grants of Plan-Based Awards

The table below shows each grant of an award made to a named executive officer in the fiscal year ended December 31, 2023. This includes equity awards made to the named executive officers under the Stock Plan and the Incentive Stock Plan.

Grants of Plan-Based Awards Table

		Estimated Future Payouts Under Non-Equity Incentive Plan Award			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[4] ($)
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	(i)	(j)
C. Howard Nye	02/23/24[1]		1,439,200	5,250,000		1,406	5,126		771,444
	02/24/23[2]				4,122	10,305	24,732		4,047,083
	02/24/23[3]							8,431	3,052,696
James A. J. Nickolas	02/23/24[1]		680,500	7,500,000					
	02/24/23[2]				727	1,817	4,361		713,590
	02/24/23[3]							1,487	538,413
Roselyn R. Bar	02/23/24[1]		480,725	5,250,000		470	5,126		257,880
	02/24/23[2]				738	1,844	4,426		724,194
	02/24/23[3]							1,509	546,379
Robert J. Cardin	02/23/24[1]		387,506	7,500,000					
	02/24/23[2]				345	861	2,067		338,141
	02/24/23[3]							705	255,266
Michael J. Petro	02/23/24[1]		357,000	7,500,000					
	02/24/23[2]				318	794	1,906		311,828
	02/24/23[3]							650	235,352

1 The amounts shown in this row reflect the annual bonus that could have been earned in 2023, payable in 2024, pursuant to the Executive Cash Incentive Plan. For each named executive officer, column (c) reflects no award would be earned if the threshold level is not achieved, provided that the minimum amount for the payout will be 50% of target if the Company successfully pays an unreduced dividend in the year and records positive Net Earnings Attributable to Martin Marietta and the minimum amount for the payout will be 100% of target if the criteria for the 50% minimum payout level are met and the Company's one-year operating margin ranks in the top three of six direct publicly traded peers. The amounts shown in columns (d) and (e) reflect the portion of the annual bonus that would have been paid in cash if, respectively, target and maximum performance was achieved for the year (i.e., after reduction for the total portion that would be deferred pursuant to the Incentive Stock Plan pursuant to voluntary deferrals). The amounts shown in columns (g) and (h) reflect the portion of the annual bonus that would have been deferred pursuant to the Incentive Stock Plan if, respectively, target and maximum performance was achieved for the year, inclusive of the 20% discount. Participants in the Incentive Stock Plan for 2023 were approved on May 11, 2023. These awards are discussed under the heading "Annual Incentive Feature: Stock Purchase Plan" on page 63. The actual amounts paid are reflected in the Summary Compensation Table on page 74.

2 The amounts shown in columns (f), (g) and (h) reflect the threshold, target and maximum, respectively, levels of PSUs payable if the performance measurements are satisfied in the period 2023-2025. These awards are discussed under the heading "2023 Long-Term Incentive Compensation" on pages 63-64.

3 The amounts shown in column (i) reflect the number of RSUs granted in 2023 to each of the named executive officers pursuant to the Stock Plan. These awards are discussed under the heading "2023 Long-Term Incentive Compensation" on pages 63-64. These awards are also included in column (e) of the Summary Compensation Table on page 74.

4 The amounts shown in column (l) reflect the grant date fair value of each equity award computed in accordance with FASB ASC Topic 718. No options to purchase shares of Martin Marietta's common stock were granted in 2023.



Stock-based incentive awards have been a significant component of Martin Marietta's management compensation. In 1998, the Board of Directors adopted and Martin Marietta's shareholders approved the Stock Plan. In 2016, the Board of Directors and the shareholders approved amendments to the plan increasing the number of shares of Martin Marietta's common stock available for equity awards. They also approved amendments to the plan designed to more directly tie long-term compensation incentives to Martin Marietta's performance and enhance flexibility in structuring long-term incentive compensation packages by providing a mix of different types of long-term stock-based incentives. In addition, the amendments provided that dividend equivalents that would have been paid in cash during the vesting period will be paid only if and when an award vests.

As amended, the Stock Plan authorizes the Management Development and Compensation Committee to award stock options, restricted stock and other stock-based incentive awards to employees of Martin Marietta for the purpose of attracting, motivating, retaining and rewarding talented and experienced employees. Since 2016, Martin Marietta's long-term compensation program consists of a mix of RSUs and PSUs for senior level employees and other select employees.

Vesting of the PSU awards granted in 2023 is based on the achievement by Martin Marietta of performance measures described under "2023 Long-Term Incentive Compensation" on pages 63-64.

A maximum of 5,800,000 shares of Martin Marietta's common stock are authorized under the plan for grants to key employees. Each award under the plan is evidenced by an award agreement setting forth the number and type of stock-based incentives subject to the award and such other terms and conditions applicable to the award as determined by the Committee. No employee may receive annual grants for more than 300,000 shares of common stock with respect to (i) full-value awards or (ii) stock options or stock appreciation rights.



Outstanding Equity Awards at Fiscal Year-End

The table below shows for each of the named executive officers information with respect to the stock unit awards (columns (g) and (h)) that have not vested and equity incentive plan awards (columns (i) and (j)) outstanding on December 31, 2023. There are no unexercised stock options for the NEOs.

	Option Awards				Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) (b)	Number of Securities Underlying Unexercised Options (#) (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested[1] (#) (g)	Market Value of Shares or Units Of Stock That Have Not Vested[1] ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#) (i)	Equity Incentive Plan Awards: Market Payout Value or Unearned Shares, Units or Other Rights That Have Not Vested[1] ($) (j)
C. Howard Nye					3,200[2]	1,596,512	11,735[7]	5,854,709
					5,513[3]	2,750,491	10,107[8]	5,042,483
					8,431[4]	4,206,310	10,305[9]	5,141,268
					4,150[5]	2,070,477		
James A. J. Nickolas					508[2]	253,446	1,864[7]	929,968
					1,005[3]	501,405	1,843[8]	919,491
					1,487[4]	741,879	1,817[9]	906,519
Roselyn R. Bar					530[2]	264,422	1,943[7]	969,382
					1,020[3]	508,888	1,872[8]	933,960
					1,448[4]	722,422	1,844[9]	919,990
					849[5]	423,575		
					984[6]	490,927		
Robert J. Cardin					194[2]	96,789	714[7]	356,222
					506[3]	252,448	929[8]	463,487
					705[4]	351,732	861[9]	429,562
					1,223[12]	610,167		
Michael J. Petro					255[2]	127,222	383[7]	191,083
					574[3]	286,374	1,053[8]	525,352
					650[4]	324,292	794[9]	396,135
					217[5]	108,263		
					846[10]	422,078		
					1,605[11]	800,751		

1 Based on the closing price of $498.91 of our common stock as of December 29, 2023 (the last trading day of 2023).
2 RSU restrictions lapsed on February 17, 2024.
3 RSU restrictions lapse ratably in installments on February 18, 2024 and February 18, 2025.
4 RSU restrictions lapse ratably in installments on February 24, 2024, February 24, 2025 and February 24, 2026.
5 Incentive Stock Plan units restrictions lapse on December 1, 2024.
6 Incentive Stock Plan units restrictions lapse on December 1, 2025.
7 The amount for these outstanding awards of PSUs are presented at the target performance levels. The awards generally vested at December 31, 2023.
8 The amount for these outstanding awards of PSUs are presented at the target performance levels. The awards generally vest at December 31, 2024.
9 The amount for these outstanding awards of PSUs are presented at the target performance levels. The awards generally vest at December 31, 2025.
10 RSUs fully vest subject to continued employment on August 2, 2026.
11 RSUs fully vest subject to continued employment on January 5, 2027.
12 RSUs fully vested subject to continued employment on March 11, 2024.



Option Exercises and Stock Vested

The table below shows on an aggregated basis for each of the named executive officers information on the vesting of stock, including RSUs, PSUs and Incentive Stock Plan units, during the last completed fiscal year. There are no awards of stock options or stock appreciation rights for Martin Marietta's common stock or other similar instruments.

Option Exercises and Stock Vested Table

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting[1] ($) (e)
C. Howard Nye			43,842	21,464,674
James A. J. Nickolas			6,665	3,255,902
Roselyn R. Bar			7,422	3,628,670
Robert J. Cardin			3,860	1,690,848
Michael J. Petro			1,538	718,746

1 The amounts in column (e) include the value of RSUs and PSUs at the time of vesting and the appreciation of units received under the Incentive Stock Plan.

Retirement and Other Benefits

In order to maintain market competitive levels of compensation, we provide retirement and other benefits to the named executive officers and other employees. The benefits under the defined benefit pension plan are more valuable for employees who remain with Martin Marietta for longer periods, thereby furthering Martin Marietta's objectives of retaining individuals with more expertise in relevant areas and who can participate in management development for purposes of executive succession planning. All of Martin Marietta's salaried employees in the United States are eligible to participate in the following retirement and other plans. The named executive officers participate in the plans on the same terms as Martin Marietta's other salaried employees.

Pension Plan. We have a tax qualified defined benefit pension plan (Pension Plan) under which eligible full-time salaried employees of Martin Marietta who have completed five continuous years of employment with Martin Marietta, including the named executive officers, earn the right to receive certain benefits upon retirement on a reduced basis at or after age 55 and on an unreduced basis at or after age 62. Retirement benefits are monthly payments for life based on a multiple of the years of service and the final average eligible pay for the five highest consecutive years in the last ten years before retirement, less an offset for social security. The amount is equal to the sum of (A), (B) and (C) below:

(A) 1.165% of the participant's final average eligible pay up to social security covered compensation, multiplied by the participant's credited years of service up to 35 years;

(B) 1.50% of the participant's final average eligible pay in excess of social security covered compensation, multiplied by the participant's credited years of service up to 35 years; and

(C) 1.50% of the participant's final average eligible pay multiplied by the participant's credited years of service in excess of 35 years.



Supplemental Excess Retirement Plan (SERP). We also have a non-qualified restoration plan that covers any employee in the Pension Plan, including the named executive officers, who are highly compensated and whose qualified plan benefit is reduced by Internal Revenue Code benefit or pay limits in Sections 415(b) and 401(a)(17). The plan is based on the same formula as the qualified Pension Plan described above. Benefits under our nonqualified plan are paid from our general assets.

Savings and Investment Plan. The Savings and Investment Plan is a tax-qualified defined contribution retirement savings plan pursuant to which all employees in the United States, including the named executive officers, are eligible to contribute up to 25% of pay or the limit prescribed by the Internal Revenue Service on a ROTH individual retirement account on a before-tax basis and up to an additional 17% of pay on an after-tax basis not to exceed a total of 25% of pay. We match 100% of the first 1% of pay and 50% of the next 5% of pay that is contributed by employees to the Savings and Investment Plan up to Internal Revenue Service limitations. All contributions as well as any matching contributions are fully vested upon contribution. Prior to 2015, the Company sponsored two defined contribution savings plans, the Performance Sharing Plan for salaried employees and the Savings and Investment Plan for hourly employees generally. The two plans were merged in 2014.

Nonqualified Deferred Cash Compensation. Martin Marietta allows the named executive officers and certain other employees who are eligible to participate in the Incentive Stock Plan (generally, vice president level or higher) to defer up to 80% of their salary and/or up to 100% of their annual cash incentive award that exceeds the Internal Revenue Code limit. Martin Marietta does not match participant deferrals and does not guarantee a stated rate of return. Deferrals under the Deferred Cash Compensation Plan are credited with earnings or debited for losses based on the results of the notional investment option or options selected by the participants, which are generally the same as the investment options available under the Savings and Investment Plan. Under the Deferred Cash Compensation Plan, deferrals are not actually invested in these funds, but instead are credited with earnings or debited for losses based on the funds' investment returns. Because the rate of return is based on actual investment measures in our Savings and Investment Plan, no above-market earnings are credited, recorded, or paid. The Deferred Cash Compensation Plan is unfunded. This means that Martin Marietta does not set aside funds for the plan in a trust or otherwise. Participants have only the rights of general unsecured creditors and may lose their balances in the event of the company's bankruptcy. Account balances are 100% vested at all times. An irrevocable distribution election is required before making any deferrals into the Deferred Cash Compensation Plan. Generally, a participant may elect to begin receiving a distribution of his or her account balance immediately upon separation from service or in annual installments over 2 to 10 years, which, for separation before retirement, death, disability or change of control as defined in the plan, is following a six-month waiting period after separation occurs. None of the named executive officers participated in the Deferred Cash Contribution Plan in 2023.

Retiree Medical. Eligible salaried employees who commenced employment with Martin Marietta prior to December 1, 1999 and who retire with at least 5 years of service are currently eligible for retiree medical benefits until age 65 and then will receive a one-time payment of $1,000 upon reaching age 65 (or upon retirement, if after reaching age 65). Eligible salaried employees who commenced employment with Martin Marietta between December 1, 1999 and December 31, 2001 and who retire with at least 15 years of service are currently eligible for retiree medical benefits until age 65. Eligible employees share the cost of retiree medical based on their years of service and a predetermined cap on total payments by Martin Marietta. Employees who commenced employment with Martin Marietta on or after January 1, 2002 are not eligible for retiree medical benefits. Mr. Nye, Mr. Nickolas, Mr. Cardin and Mr. Petro are not eligible for retiree medical benefits as each commenced employment with Martin Marietta after 2002.

Medical Insurance. Martin Marietta provides an opportunity to all of its salaried employees in the United States and the employees' immediate family members to select health, dental and vision insurance coverage. Martin Marietta pays a portion of the premiums for this insurance for all employees. All employees in the United States, including the named executive officers, pay a portion of the premiums depending on the coverage they choose.

Life and Disability Insurance. Martin Marietta provides to all of its salaried employees in the United States, including the named executive officers, long-term disability and life insurance that provides up to 1.5 times base salary at no cost to the employee. All of our employees in the United States, including the named executive officers, can choose additional coverage and pay a portion of the premiums depending on the coverage they choose. In addition, Martin Marietta pays an amount equal to one year of base salary in the event of death of any active salaried employee.

Housing Allowance and Relocation Costs. Martin Marietta provides relocation benefits, including a housing allowance, to certain employees upon their employment with Martin Marietta or in conjunction with a job relocation or promotion.



Pension Benefits

The table below shows the present value of accumulated benefits payable to each of the named executive officers, including the number of years of service credited to each such named executive officer, under our Pension Plan and SERP, determined using interest rate and mortality rate assumptions consistent with those used in Martin Marietta's financial statements.

Pension Benefits Table

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($)[1] (d)	Payments During Last Fiscal Year ($) (e)
C. Howard Nye	Pension Plan	17.417	863,848	
	SERP	17.417	20,469,998	
James A. J. Nickolas	Pension Plan	6.417	203,926	
	SERP	6.417	1,309,428	
Roselyn R. Bar	Pension Plan	29.5	1,509,321	
	SERP	29.5	10,038,287	
Robert J. Cardin	Pension Plan	4.883	236,613	
	SERP	4.883	607,373	
Michael J. Petro	Pension Plan	8.167	125,605	
	SERP	8.167	192,604	

1 Amounts in column (d) reflect the valuation method and use the assumptions that are included in Notes A and K to Martin Marietta's audited financial statements for the fiscal year ended December 31, 2023, included in Martin Marietta's Annual Report on Form 10-K filed with the SEC on February 23, 2024.

The Pension Plan is a defined benefit plan sponsored by Martin Marietta and covers all of Martin Marietta's executive officers, including the named executive officers, and substantially all of the salaried employees of Martin Marietta on a non-contributing basis. Compensation covered by the Pension Plan generally includes, but is not limited to, base salary, executive incentive compensation awards, lump sum payments in lieu of a salary increase, and overtime. The normal retirement age under the Pension Plan is 65, but unreduced early retirement benefits are available at age 62 and reduced benefits are available as early as age 55. The calculation of benefits under the Pension Plan is generally based on an annual accrual rate, average compensation for the highest consecutive five years of the ten years preceding retirement, and the participant's number of years of credited service (1.165% of average compensation up to social security covered compensation for service up to 35 years and 1.50% of average compensation over social security covered compensation for service up to 35 years and 1.50% of average compensation for service over 35 years). Benefits payable under the Pension Plan are subject to current Internal Revenue Code limitations, including a limitation on the amount of annual compensation for purposes of calculating eligible remuneration for a participant under a qualified retirement plan ($330,000 in 2023). Martin Marietta's SERP is a restoration plan that generally provides for the payment of benefits in excess of the Internal Revenue Code limits, which benefits vest in the same manner that benefits vest under the Pension Plan. The SERP provides for a lump sum payment of the vested benefits provided by the SERP subject to the provisions of Section 409A of the Internal Revenue Code. Of the named executive officers, Mr. Nye and Ms. Bar are each eligible for early retirement, which allows for payment to employees who are age 55 or older with at least five years of service at a reduced benefit based on the number of years of service and the number of years prior to age 62 at which the benefits began. The present value of the Pension Plan and SERP benefit, respectively, for Mr. Nye and Ms. Bar, if they had terminated on December 31, 2023 and began collecting benefits at age 55 or current age if older would be as follows: Mr. Nye, $887,915 and $21,293,418, respectively; and Ms. Bar, $1,509,321 and $10,038,287, respectively. The amounts listed in the foregoing table are not subject to any deduction for Social Security benefits or other offset amounts.



Potential Payments Upon Termination or Change of Control

The discussion and tables below reflect the amount of potential payments and benefits to each of the named executive officers at, following, or in connection with any termination of such executive's employment, including voluntary termination, involuntary not-for-cause termination, for-cause termination, normal retirement, early retirement, in the event of disability or death of the executive, and termination following a change of control. The amounts assume that such termination was effective as of December 31, 2023 and thus includes amounts earned through such time and are estimates of the amounts that would have been paid out to the executives upon their termination at such time. The actual amounts to be paid out can only be determined at the time of such executive's actual separation from Martin Marietta.

Payments Upon Any Termination. Regardless of the manner in which the employment of a named executive officer terminates, he or she is entitled to receive the amounts earned during the term of employment, including cash compensation earned during the fiscal year, amounts contributed by the employee and Martin Marietta's matching contributions to the Savings and Investment Plan, unused earned vacation pay and amounts accrued and vested through Martin Marietta's Pension Plan and SERP.

Payments Upon Voluntary Termination. In addition to the amounts described under the heading Payments Upon Any Termination, upon a voluntary termination of employment, the named executive officer would be entitled to receive the lower of the amount of cash contributed to the Incentive Stock Plan or the current market value of the common stock units credited to the employee measured by the NYSE closing price of Martin Marietta's common stock on the date of termination.

Payments Upon Involuntary Not-For-Cause Termination. In addition to the amounts described under the heading Payments Upon Any Termination, upon an involuntary termination of employment not for cause, the named executive officer would be entitled to receive a prorated share of the common stock units credited to him or her under the Incentive Stock Plan paid out as shares of common stock and the remaining cash contribution invested by the employee in the plan.

Payments Upon Involuntary For-Cause Termination. In the event of involuntary termination for cause, which is defined in the Employment Protection Agreement and the Stock Plan, the named executive officer would be entitled to receive the payments and benefits described under the heading Payments Upon Any Termination.

Payments Upon Retirement. In the event of the retirement at age 62 or above of a named executive officer, in addition to the items described under the heading Payments Upon Any Termination, the executive will receive a portion of the cash incentive bonus based upon performance and payable under the Executive Cash Incentive Plan that correlates to the percentage of the year in which the employee worked for the Company; will continue to hold all outstanding options unaffected by the retirement and retain such options for the remainder of the outstanding term; will continue to hold all awards of RSUs and PSUs for the remainder of the outstanding term unaffected by the retirement; will vest in all outstanding awards of common stock units under the Incentive Stock Plan; in the case of Ms. Bar, will be eligible to receive health and welfare benefits as described under the heading Retiree Medical on page 79; and will continue to receive life insurance coverage until his or her death.

Payments Made Upon Early Retirement. In the event of retirement prior to reaching age 62 but on or after reaching age 55, the named executive officer will receive benefits as described under the heading Payments Upon Voluntary Termination. In addition, the named executive officer will receive reduced benefits of the type described under Pension Benefits on page 80 and may be eligible for benefits described under the heading Retiree Medical beginning on page 79 at a higher cost.

Payments Upon Death or Disability. In the event of the death or disability of a named executive officer, in addition to the payments and benefits under the heading Payments Upon Any Termination, the named executive officer or his or her estate will receive benefits under Martin Marietta's long-term disability plan or life insurance plan, as applicable, and a death benefit payment, as applicable, equal to the then-current base salary of such employee paid under the Pension Plan plus one month base salary. In addition, in the event of death, all options will vest and the executor of their estate will have one year to exercise the options. In the event of disability, the executive will receive a portion of the cash incentive compensation based upon performance and payable under the Executive Cash Incentive Plan that correlates to the



percentage of the year in which the employee worked for the Company; will continue to hold all outstanding options unaffected by the disability and will retain such options for the remainder of the outstanding term; will continue to hold all awards of PSUs and RSUs for the remainder of the outstanding term unaffected by the disability; and will vest in all outstanding awards of common stock units under the Incentive Stock Plan.

Payments Upon or in Connection With a Change of Control. Martin Marietta has entered into Employment Protection Agreements, as amended from time to time, with each of the named executive officers. The purpose of these agreements is to provide Martin Marietta's key executives with payments and benefits upon certain types of terminations within two years following a "Change of Control." For purposes of the agreements, a Change of Control is generally defined as (i) the acquisition by any person, or related group of persons, of 40% or more of either the outstanding common stock of Martin Marietta or the combined voting power of Martin Marietta's outstanding securities, (ii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of Martin Marietta's assets following which Martin Marietta's shareholders before such event fail to own more than 50% of the resulting entity, (iii) a change in the majority membership of the Board, or (iv) a liquidation or dissolution of Martin Marietta.

The agreements provide that if, within the two-year period following a Change of Control, an executive is terminated without "Cause" (as defined in the agreements) or terminates his or her employment with "Good Reason" (as defined in the agreements), Martin Marietta is obligated to pay the executive, in a lump sum, an amount equal to three times the sum of the executive's base salary, annual bonus, and Martin Marietta's match to the defined contribution plan; the payment of a pro-rata annual target bonus in the year of termination as determined under the Executive Cash Incentive Plan (for Mr. Nye such target bonus is 140% for purposes of the Employment Protection Agreement) and to provide continuation of health, medical and other insurance benefits for a period of three years following termination. The rationale for selecting these triggers is to encourage the named executive officers to remain focused on Martin Marietta, its performance and matters that are in the best interests of its shareholders rather than be distracted by the personal impact to their employment that the Change of Control may have. For purposes of the agreements, "base salary" means the highest annual rate of base salary that the executive received within the twelve-month period ending on the date of the Change of Control, and "annual bonus" means the executive's highest annual bonus paid during the period beginning five years prior to the Change of Control and ending on the date of the executive's termination of employment. Executives also are credited with an additional three years of service under the Pension Plan and are eligible to retire after age 55 without reduction in benefits and with a lump sum payment based on a 0% discount rate. Martin Marietta must also continue to provide the executive all benefits provided under Martin Marietta's defined benefit and defined contribution retirement plans and provide the executive with the same retiree medical benefits that were in effect for retirees immediately prior to the Change of Control. The agreements also have confidentiality requirements to ensure that the executives do not disclose any confidential information relating to Martin Marietta.

The agreements were amended in December 2018 in response to the 2018 Say On Pay vote that was supported by 78.9% of the shareholders that voted. The amendments eliminated (1) the "gross up" payments that compensate the executives for any golden parachute excise taxes imposed under the Internal Revenue Code; (2) the "walk-right" if the executive voluntarily terminates his or her employment for any reason during the thirty-day period following the second anniversary of the Change of Control; and (3) the inclusion of the value of perquisites in the severance payment provided for in the agreements.

The term of the agreements is one year following their effective dates. On each anniversary date of the effective date, the agreements are renewed for one additional year, unless either party gives notice of its intent to cancel the automatic extension. If, prior to termination, a Change of Control occurs or the Board becomes aware of circumstances which in the ordinary course could result in a Change of Control, then under no circumstances will the agreements terminate prior to the second anniversary of the Change of Control.

In addition, the Stock Plan, pursuant to which equity-based awards are made to the executive officers, provides that upon the occurrence of a Change of Control of Martin Marietta as provided in the Employment Protection Agreements, all time periods for purposes of vesting in, or realizing gain from, any outstanding award under the plan will automatically accelerate. For purposes of such vesting, any performance criteria will be deemed achieved at the greater of target performance and actual performance, as measured through the date of the Change of Control. In December 2018, in response to the 2018 Say On Pay vote, the Company's form of RSU award agreement and PSU award agreement were



changed such that future grants of RSUs and PSUs will require termination of the executive's employment in connection with a Change of Control in order for accelerated vesting to occur.

Value of Payments Upon Termination. The following table shows the potential incremental value of payments to each of our named executive officers upon termination, including in the event of a Change of Control of Martin Marietta, assuming a December 31, 2023 termination date and, where applicable, using the NYSE closing price per share of our common stock of $498.91 on December 29, 2023 (the last trading day of 2023).

Potential Incremental Value of Payments Upon Termination or Change of Control at December 31, 2023

Name	Benefit or Payment[1]	Retirement ($)	Involuntary Not-for-Cause Termination ($)	Disability ($)	Death ($)	Change-of-Control
C. Howard Nye	Cash Severance[2]					14,355,000
	Unvested RSUs[3]	8,605,092		8,605,092	8,605,092	8,605,092
	Unexercisable Stock Options					
	Unvested Incentive Stock Plan Units[4]	2,070,477	263,214	2,070,477	2,070,477	2,070,477
	PSUs[5]	10,266,576		10,266,576	10,266,576	10,266,576
	Retirement Plans[6]					13,226,910
	Health and Welfare Benefits[7]					65,924
James A. J. Nickolas	Cash Severance[2]					4,670,895
	Unvested RSUs[3]	1,506,274		1,506,274	1,506,274	1,506,274
	Unexercisable Stock Options					
	Unvested Incentive Stock Plan Units[4]					
	PSUs[5]	1,840,940		1,840,940	1,840,940	1,840,940
	Retirement Plans[6]			1,754,060	603,342	4,605,394
	Health and Welfare Benefits[7]					67,279
Roselyn R. Bar	Cash Severance[2]					5,279,550
	Unvested RSUs[3]	1,535,544		1,535,544	1,535,544	1,535,544
	Unexercisable Stock Options					
	Unvested Incentive Stock Plan Units[4]	914,502	196,612	914,502	914,502	914,502
	PSUs[5]	1,869,109		1,869,109	1,869,109	1,869,109
	Retirement Plans[6]					4,353,723
	Health and Welfare Benefits[7]					16,484
Robert J. Cardin	Cash Severance[2]					2,440,797
	Unvested RSUs[3]	1,320,770		1,320,770	1,320,770	1,320,770
	Unexercisable Stock Options					
	Unvested Incentive Stock Plan Units[4]					
	PSUs[5]	900,421		900,421	900,421	900,421
	Retirement Plans[6]			884,362		1,319,269
	Health and Welfare Benefits[7]					63,180
Michael J. Petro	Cash Severance[2]					2,545,059
	Unvested RSUs[3]	1,980,003		1,980,003	1,980,003	1,980,003
	Unexercisable Stock Options					
	Unvested Incentive Stock Plan Units[4]	108,263	13,763	108,263	108,263	108,263
	PSUs[5]	929,333		929,333	929,333	929,333
	Retirement Plans[6]			515,228		2,870,137
	Health and Welfare Benefits[7]					21,652

1 The table does not include information with respect to plans or arrangements that are available generally to all salaried employees and that do not discriminate in favor of executive officers. The table reflects the incremental value over the amounts to which the named executive officer would have been entitled on a voluntary resignation on December 31, 2023.



2 Assumes all earned base salary has been paid.

3 Reflects the estimated lump-sum intrinsic value of all unvested RSUs.

4 Reflects the difference between the value of the unvested Incentive Stock Plan share units at year-end and the amount of cash invested by the executive officer in the share units.

5 Reflects the estimated lump-sum intrinsic value of all unvested PSUs.

6 The table does not include information related to the form and amount of payments or benefits that are not enhanced or accelerated in connection with any termination that would be provided by Martin Marietta's retirement plans, which is disclosed in the Pension Benefits Table and the accompanying narrative on page 80. Change of Control values include the incremental value of the benefit (including three times Martin Marietta's match to the defined contribution plan) payable upon a qualifying termination of employment following a Change of Control.

7 Reflects the estimated incremental lump-sum present value of all future premiums that would be paid on behalf of the named executive officer under Martin Marietta's health and welfare plans, including long-term disability and life insurance plans.

Required Pay Disclosures

CEO Pay Ratio Disclosure

The Company is required to disclose in its Proxy Statement the annual total compensation of the median-compensated employee of, generally, all Company employees (excluding the CEO), the annual total compensation of its CEO, and the ratio of the CEO compensation to the median employee's compensation.

In 2023, the Company employed approximately 9,400 employees that were located primarily in the United States with a limited number of employees in Canada and The Bahamas.

The median compensated employee in 2023 was identified using a consistently applied compensation measure, encompassing base salary, overtime, and incentive compensation with a performance period of one year or less (such as annual incentives and sales or other bonuses). As allowed under the SEC rules, base pay was annualized for employees hired during the year to reflect a full year of service and the de minimis exemption was applied to exclude approximately 80 employees located in Canada and The Bahamas.

We determined the required ratio by:

- calculating the compensation based on a consistently applied measure as described above of all employees except the CEO, and then sorting those employees from highest to lowest;

- determining the median employee from that list, including evaluating employees situated slightly above and below the calculated median to ensure the selected employee reflects our population as a whole; and

- calculating the total annual compensation of our CEO and of the median-compensated employee using the same methodology required for the Summary Compensation Table.

The total annual compensation for our CEO for fiscal year 2023 was $18,488,885. The total annual compensation in 2023 for the median-compensated employee was $99,816. The resulting ratio of CEO pay to the pay of our median-compensated employee for fiscal year 2023 is 185 to one.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. Because the SEC rules for identifying the median-compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the amount of compensation of the median-compensated employee and the pay ratio reported by other companies may not be comparable to our estimates reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.



Pay Versus Performance

The Company is required to disclose in its Proxy Statement information that shows the relationship between "Compensation Actually Paid" as defined in Item 402(v) of Regulation S-K and the financial performance of the Company. The Management Development and Compensation Committee did not consider the Pay Versus Performance disclosure when making its executive pay or incentive compensation decisions for any of the years shown. For a discussion of how the Management Development and Compensation Committee seeks to align pay with performance when making compensation decisions, please review the Compensation Discussion and Analysis beginning on page 43. The table and notes below provide this disclosure for the fiscal years ending December 31, 2023, 2022, 2021 and 2020.

| Year[1] | Summary Compensation Table Total for PEO ($) | Compensation Actually Paid to PEO[2],[3] ($) | Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($) | Average Compensation Actually Paid to Non-PEO Named Executive Officers ($) | Value of Initial Fixed $100 Investment Based on: | | Net Income ($) | Company Selected Measure (Adjusted EBITDA)[9] ($) |
					Total Shareholder Return[5] ($)	Peer Group Total Shareholder Return[6] ($)		
2023	18,488,885	35,058,147[4]	3,477,775	5,837,293[4]	183.92	158.32	1,169,400,000	2,111,400,000
2022	12,784,251	6,452,731[5]	2,438,871	1,415,556	123.76	133.61	866,740,000	1,617,010,000
2021	14,939,587	39,031,817[6]	2,739,108	6,627,252	160.17	159.52	702,770,000	1,533,200,000
2020	12,818,588	12,254,009[7]	2,618,321	2,456,130	102.59	121.61	721,050,000	1,392,820,000

(1) The PEO and NEOs included in the above compensation columns reflect the following:

Year	PEO	NEOs
2023	C. Howard Nye	James A. J. Nickolas, Roselyn R. Bar, Robert J. Cardin, Michael J. Petro
2022	C. Howard Nye	James A. J. Nickolas, Roselyn R. Bar, Craig M. LaTorre, John P. Mohr
2021	C. Howard Nye	James A. J. Nickolas, Roselyn R. Bar, Craig M. LaTorre, John P. Mohr
2020	C. Howard Nye	James A. J. Nickolas, Roselyn R. Bar, Daniel L. Grant, Craig M. LaTorre

(2) The dollar amounts reported for our PEO and NEOs under "Compensation Actually Paid" represent the amount of "Compensation Actually Paid" to the PEO and NEOs, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to the PEO or NEOs during the applicable year.

(3) For the portion of "Compensation Actually Paid" that is based on year-end stock prices, the following prices were used: for 2023: $498.91; for 2022: $337.97; for 2021: $440.52; and for 2020: $283.97.



(4) 2023 "Compensation Actually Paid" to the PEO and the average "Compensation Actually Paid" to the NEOs reflect the following adjustments from Total Compensation reported in the Summary Compensation Table:

	PEO	Average for non-PEO NEOs
Total Reported in 2023 Summary Compensation Table (SCT)	18,488,885	3,477,775
Less, Value of Stock Awards Reported in SCT	(8,580,337)	(1,044,621)
Less, Change in Pension Value and Non-Qualified Deferred Compensation Earnings in SCT	(5,132,284)	(668,867)
Plus, Pension Service Cost	643,303	145,277
Plus, Year-End Value of Awards Granted in Fiscal Year that are Unvested and Outstanding	16,032,328	2,182,973
Plus, Change in Fair Value of Prior Year Awards that are Unvested and Outstanding	6,878,685	1,052,998
Plus, FMV of Awards Granted this Year and that Vested this Year		7,127
Plus, Change in Fair Value (from Prior Year-End) of Prior Year Awards that Vested this Year	6,727,567	684,631
Less, Prior Year Fair Value of Prior Year Awards that Failed to Vest this Year		
Total Adjustments	16,569,262	2,359,518
"Compensation Actually Paid" for Fiscal Year 2023	35,058,147	5,837,293

(5) Company and Peer Group TSR reflects the Company's peer group (S&P 500 Materials Index) as reflected in our Annual Report on Form 10-K pursuant to Item 201(e) of Regulation S-K for the fiscal year ended December 31, 2023. Each year reflects what the cumulative $100 investment would be, including the reinvestment of dividends, if such amount were invested on December 31, 2019.

(6) Consolidated earnings before interest; income taxes; depreciation, depletion and amortization; earnings/loss from nonconsolidated equity affiliates; acquisition and integration expenses; the impact of selling acquired inventory after its markup to fair value as part of acquisition accounting; and the nonrecurring gain on the divestiture of certain ready mixed concrete operations (Adjusted EBITDA) is an indicator used by the Company and investors to evaluate the Company's operating performance from period to period. Adjusted EBITDA was selected as the 2023 "Company-Selected Measure" as defined in Item 402(v). Please see Appendix B for a reconciliation of non-GAAP measures to GAAP measures.

Financial Performance Measures

The following table lists on an unranked basis the three financial performance measures that, in the Company's assessment represent the most important performance measures used to link "Compensation Actually Paid" for our NEOs to Company performance for 2023.

Adjusted EBITDA
rTSR
Total Revenues



Relationship Between "Compensation Actually Paid" and Performance

The graphs below show the relationship of "Compensation Actually Paid" to our PEO and other NEOs to (i) Adjusted EBITDA, (ii) the Company's net income and (iii) TSR of the S&P 500 Materials Index, and the relationship of the Company's TSR to TSR of the S&P 500 Materials Index.











Proposal 3: Advisory Vote on the Compensation of Our Named Executive Officers

Public companies are required to provide their shareholders with a periodic opportunity to endorse or not endorse their executive officer pay program and policies. The Board of Directors has elected to do so annually and intends to present the following non-binding resolution for approval by shareholders at the Annual Meeting:

"RESOLVED, that the shareholders approve, on an advisory basis, the overall compensation paid to Martin Marietta's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K in this Proxy Statement in the Compensation Discussion and Analysis and in the narrative and tabular disclosure under the heading "Executive Compensation."

Shareholders are urged to read the Compensation Discussion and Analysis and consider the various factors regarding compensation that are discussed. We believe that our executive compensation program is reasonable, competitive and strongly focused on pay-for-performance principles. Our executive compensation policies have enabled us to implement our compensation philosophy and achieve its goals. We believe that compensation awarded to our named executive officers in 2023 was appropriate and aligned with 2023 performance and positions us for growth in future years. The results of the vote on this resolution are advisory and will not be binding upon the Board of Directors. However, the Board values our shareholders' opinions, and consistent with our record of shareholder engagement, will consider the outcome of the vote in making future executive compensation decisions. The next such vote will occur at the 2025 Annual Meeting.

 The Board Unanimously Recommends a Vote **"FOR"** this Proposal 3



Securities Authorized for Issuance Under Equity Compensation Plans

The following table shows information as of December 31, 2023 regarding Martin Marietta's compensation plans that allow Martin Marietta to issue its equity securities. Martin Marietta's equity compensation plans consist of the Amended and Restated Martin Marietta Materials, Inc. Common Stock Purchase Plan for Directors (the Directors' Plan), the Stock Plan, the Martin Marietta Materials, Inc. Amended and Restated Stock-Based Award Plan (the Stock-Based Award Plan), under which the Incentive Stock Plan was adopted, the Martin Marietta Materials, Inc. Amended Omnibus Securities Award Plan (the Omnibus Securities Award Plan), and the Martin Marietta Materials, Inc. Shareholder Value Achievement Plan (the Achievement Plan). Martin Marietta's shareholders have approved all of these plans. Martin Marietta has not entered into any individual compensation arrangements that would allow it to issue its equity securities to employees or non-employees in exchange for goods or services.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)[2]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	332,222[1]	$252.95	750,381[3]
Equity compensation plans not approved by shareholders	0[2]	0	0
TOTAL	332,222	$252.95	750,381

1 Includes 6,103 stock options that have a weighted-average exercise price of $144.14; 308,793 restricted stock units that have a $0 exercise price; and 17,326 stock units granted in accordance with the Incentive Stock Plan that are credited to participants at an average weighted cost of $291.27. The restricted stock units and stock units granted in accordance with the Incentive Stock Plan represent Martin Marietta's obligation to issue shares in the future subject to certain conditions in accordance with the Stock-Based Award Plan.

2 The weighted-average exercise price does not take into account the restricted stock units and stock units for which there is no exercise price.

3 Includes shares of Martin Marietta's common stock available for issuance (other than those reported in column (a)) under Martin Marietta's equity compensation plans as of December 31, 2023 in the following amounts: Directors' Plan (132,898 shares), Stock-Based Award Plan (409,508 shares), and Achievement Plan (207,975 shares). Also excludes Texas Industries Inc. stock-based award plans (1,897,770 shares). The Directors' Plan provides that nonemployee directors may elect to receive all or a portion of their fees in the form of common stock. Under the Achievement Plan, awards can be granted to key senior employees based on certain common stock performance over a long-term period. No awards have been granted under this plan since 2000.

On July 1, 2014, in conjunction with the merger of TXI into a wholly-owned subsidiary of Martin Marietta, the Company assumed the TXI 2004 Omnibus Equity Compensation Plan (TXI Legacy Plan) and TXI's Management Deferred Compensation Plan (the TXI DC Plan) and shares available for future issuance under the TXI Legacy Plan and the TXI DC Plan following the merger.

Description of the TXI Legacy Plan

The TXI Legacy Plan became effective as of July 11, 2012 terminated on July 11, 2022. All legacy employees of TXI and its affiliates and subsidiaries were eligible to receive awards. However, no further awards were granted under the TXI Legacy Plan, as indicated by management in connection with the approval by shareholders of the Amended and Restated Stock-Based Award Plan on May 19, 2017.

If Martin Marietta is dissolved or liquidated, or if substantially all of its assets are sold or there is a merger or consolidation and the acquiring or surviving entity does not substitute equivalent awards for the awards then outstanding, each award granted under the TXI Legacy Plan will become fully vested and exercisable and all restrictions on it will lapse. All options and stock appreciation rights not exercised upon the occurrence of such a corporate event will terminate, and the Company may, in its discretion cancel all other awards then outstanding and pay the award holder its then current value as determined by the Committee.



Description of the Deferred Compensation Plan

The TXI DC Plan became effective as of July 11, 2012 and terminated on July 11, 2022. Key management legacy employees of TXI, its subsidiaries and its affiliates were eligible to participate in the TXI DC Plan. Under the terms of the TXI DC Plan, participants may elect each year to defer all or a portion of their eligible compensation received during that year. However, no further awards were granted under the TXI DC Plan, as indicated by management in connection with the approval by shareholders of the Stock-Based Award Plan on May 19, 2017.

If Martin Marietta is dissolved or liquidated, or if substantially all of its assets are sold (or there is a merger or consolidation) and the acquiring or surviving entity does not substitute equivalent awards for the awards then outstanding, each award granted under the TXI DC Plan will become fully vested and all restrictions on it will lapse.



Annual Meeting and Voting Information

What is the purpose of the Annual Meeting?

At our Annual Meeting, shareholders will act on the matters outlined in the accompanying Notice of Annual Meeting of Shareholders. This statement is furnished in connection with the solicitation by Martin Marietta's Board of Directors of proxies to be used at the meeting and at any and all adjournments or postponements of the meeting.

Whether or not you plan to attend the meeting, we encourage you to date, sign, and return your proxy in the enclosed envelope or electronically as instructed in the notice of this Proxy Statement and below under **How do I vote?**

Who is entitled to vote at the meeting?

Only shareholders of record at the close of business on March 7, 2024 are entitled to notice of and to participate in the Annual Meeting. If you were a shareholder of record on that date, you will be entitled to vote all the shares that you held on that date at the meeting, or any adjournments or postponements of the meeting.

What are the voting rights of the holders of Martin Marietta common stock?

Each share of Martin Marietta common stock is entitled to one vote on each matter considered at the meeting.

Who can attend the meeting?

All shareholders as of the record date, or their duly appointed proxies, beneficial owners presenting satisfactory evidence of ownership as of the record date, and invited guests of Martin Marietta may attend the meeting.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of the holders of a majority of the common stock outstanding on the record date constitutes a quorum, permitting shareholders to take action at the meeting. On March 7, 2024, there were 61,718,535 shares outstanding of Martin Marietta's common stock, $.01 par value per share, and each share of common stock is entitled to one vote per share.

Who will oversee the voting results?

Votes cast by proxy or in person at the Annual Meeting will be tabulated by an independent inspector of election appointed by Martin Marietta's Board of Directors for the Annual Meeting. The inspector of election will determine whether a quorum is present. For purposes of determining the presence of a quorum, abstentions and broker non-votes (which are described below) will be counted as shares that are present and entitled to vote.

How do I vote?

Registered shareholders: Registered shareholders have four voting options:

• over the Internet at the internet address shown on the enclosed Proxy Card;

• by telephone through the number shown on the enclosed Proxy Card;

• by completing, signing, dating and returning the enclosed Proxy Card by mail; or

• in person at the meeting.

Even if you plan to attend the meeting, we encourage you to vote your shares by submitting your proxy. If you choose to vote your shares at the meeting, please bring proof of stock ownership and proof of your identity for entrance to the meeting.

Beneficial shareholders: If you hold your Martin Marietta shares in street name, your ability to vote by internet or telephone depends on the voting process of the bank, broker or other nominee through which you hold the shares. Please follow their directions carefully. If you want to vote at the meeting, you must request a legal proxy from your bank, broker or other nominee and present that proxy, together with proof of your identity, for entrance to the meeting.



If you complete and properly sign the accompanying Proxy Card and return it to Martin Marietta, it will be voted as you direct. If you are a registered shareholder and attend the meeting, you may deliver your completed Proxy Card or vote in person. Shareholders whose shares are held by brokers, banks, or other nominees who wish to vote at the meeting will need to obtain a proxy form from the institution that holds its shares.

What can I do if I change my mind after I vote my shares?

Even if you have submitted your vote, you may revoke your proxy and change your vote at any time before voting begins at the Annual Meeting.

Registered shareholders: Registered shareholders may change their votes in one of two ways:

- by voting on a later date by telephone or over the Internet (only your last dated Proxy Card or telephone or Internet vote is counted); or

- by delivering a later dated Proxy Card to our Secretary, either prior to or at the meeting; or by voting your shares in person at the meeting. In order to vote your shares at the meeting, you must specifically revoke a previously submitted proxy.

Beneficial shareholders: If you hold your shares in street name, you should contact your bank, broker or other nominee to find out how to revoke your proxy.

How do I vote my 401(k) shares?

Each participant in Martin Marietta's Savings and Investment Plan may direct the trustee as to the manner in which shares of common stock allocated to the plan participant's account are to be voted. If the plan participant does not return a signed voting instruction card to the trustee in a timely manner or returns a card without indicating any voting instructions, the trustee will vote the shares in the same proportion as shares for which the trustee receives voting instructions for that plan.

Will my broker vote my shares for me if I do not give voting instructions? What are "broker non-votes"?

Brokers holding shares for beneficial owners must vote those shares according to the specific instructions they receive from the beneficial owners. If specific instructions are not received, brokers may generally vote these shares at their discretion. However, the NYSE rules preclude brokers from exercising their voting discretion on certain proposals, such as the election of Directors and executive compensation matters. In such cases, absent specific instructions from the beneficial owner, the broker may not vote on those proposals. This results in what is known as a "broker non-vote." The approval of the ratification of the appointment of independent auditors is not a proposal subject to this rule. Accordingly, if you want your broker to vote your shares on the election of Directors or, the approval on an advisory basis of the compensation of our named executive officers, and the approval on an advisory basis of the frequency of voting on our executive compensation, you must provide specific voting instructions to your broker. Conversely, any broker holding shares for you may vote your shares at their discretion with respect to the ratification of the appointment of independent auditors unless you give them specific instructions on how you wish for them to vote.

What vote is required to approve each item?

Martin Marietta amended its Articles of Incorporation following the 2013 Annual Meeting of Shareholders to provide for majority voting in the election of Directors. As a result, in an uncontested Director election (i.e., an election where the only nominees are those proposed by our Board of Directors, such as at the 2023 Annual Meeting), Directors are elected by a majority of the votes cast by holders of our common stock present in person or by proxy at the meeting. For purposes of uncontested Director elections, a majority of votes cast means that the number of votes cast "for" a nominee's election exceeds the number of votes cast "against" that nominee's election. Abstentions and broker non-votes will not be counted as votes cast in the election of Directors and will have no effect on the outcome of the election of Directors.

Under North Carolina law, if an incumbent director is not re-elected at an Annual Meeting, then, even though his or her term has expired, the incumbent director continues to serve in office as a holdover director until his or her successor is elected or until there is a decrease in the number of directors.



North Carolina law further provides that if the shareholders fail to elect the full authorized number of directors, a board of directors may fill the vacancy by electing a successor. Accordingly, Martin Marietta's Articles of Incorporation provide that if a nominee is not elected by a vote of the majority of the votes cast with respect to that nominee's election, the Board of Directors may decrease the number of Directors, fill any vacancy or take other appropriate action.

The ratification of the selection of independent auditors, the advisory vote to approve the compensation of the named executive officers, and any other proposal presented at the meeting, will be approved if more votes are cast by proxy or in person in favor of the proposal than are cast against it.

Abstentions and broker non-votes, if any, will not be counted "for" or "against" any of these proposals.

What is required to attend the meeting?

Attendance at the Annual Meeting will be limited to our shareholders as of the record date of March 7, 2024 and their proxies. If you are a shareholder and plan to attend the Annual Meeting and your shares are held in street name (for example, if your shares are held through an account maintained by a bank or securities broker), you must present evidence of your stock ownership as of March 7, 2024 in order to be admitted to the Annual Meeting. You can obtain this evidence from your bank or brokerage firm. If your shares are held in street name as of March 7, 2024 and you intend to vote your shares at the Annual Meeting, you must also request a legal proxy appointment from your bank, broker or other nominee and present that proxy appointment at the Annual Meeting's registration desk. Whether you are a registered shareholder, your shares are held in street name, or you are a duly authorized proxy for a shareholder, a government-issued identification will be required to obtain admittance to the Annual Meeting.

We speak to almost all of our largest shareholders each year and we rarely have any shareholders in attendance at our shareholders' meetings. In addition, the proposals to be considered at the 2024 Annual Meeting are routine. For these reasons, we currently intend to hold the Annual Meeting in person. In the event that alternative arrangements for the Annual Meeting are required, we intend to promptly advise our shareholders. Please monitor our website, https://ir.martinmarietta.com/events-presentations, for updated information if you are planning to attend the Annual Meeting. To assist with logistical planning for the Annual Meeting, we request that shareholders planning on attending the Annual Meeting notify us by email at corporatesecretary@martinmarietta.com. Providing such notice is not required for attendance at the Annual Meeting and is requested solely to assist in our planning.

Where can I find voting results for the Annual Meeting?

We will announce preliminary voting results at the conclusion of the meeting and publish final results in a Current Report on Form 8-K filed with the SEC within four business days after the Annual Meeting.

Where can I find out more information about Martin Marietta?

We maintain a website at *www.martinmarietta.com* where you can find additional information about Martin Marietta. Visitors to the website can view and print copies of Martin Marietta's SEC filings, including periodic and current reports on Forms 10-K, 10-Q and 8-K, as soon as reasonably practicable after those filings are made with the SEC. Copies of the charters for each of our Audit Committee, Management Development and Compensation Committee, and Nominating and Corporate Governance Committee, Corporate Governance Guidelines, as well as our Code of Ethical Business Conduct are all available through the website. Alternatively, our shareholders and other interested parties may obtain, without charge, copies of all of these documents by writing to the Corporate Secretary, Martin Marietta, 4123 Parklake Avenue, Raleigh, NC 27612. Please note that the information contained on Martin Marietta's website is not incorporated by reference in, or considered to be a part of, this document.

Who is paying for this Proxy Statement?

The entire cost of preparing, assembling, printing, and mailing the Notice of Meeting, this Proxy Statement, and proxies, and the cost of soliciting proxies relating to the meeting, if any, has been or will be paid by Martin Marietta. In addition to use of the mail, proxies may be solicited by Directors, officers, and other regular employees of Martin Marietta by telephone, facsimile, or personal solicitation, and no additional compensation will be paid to such individuals. Martin



Marietta will use the services of Morrow Sodali LLC, 470 West Avenue, Stamford, CT 06902, a professional soliciting organization, to assist in obtaining in person or by proxy shareholder votes. Martin Marietta estimates its expenses for solicitation services will not exceed $10,000. Martin Marietta will, if requested, reimburse banks, brokerage houses and other custodians, nominees and certain fiduciaries for their reasonable expenses incurred in mailing proxy materials to their principals.

Incorporation by Reference

The Audit Committee Report on page 41 and the Management Development and Compensation Committee Report on page 42 do not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing by Martin Marietta under the Securities Act of 1933 or the Exchange Act, or subject to Regulation 14A or to the liabilities of Section 18 of the Exchange Act, except to the extent that Martin Marietta specifically requests that the information be treated as soliciting material or specifically incorporates such information by reference.

Shareholders' Proposals for 2025 Annual Meeting

Proposals by shareholders intended to be presented at the 2025 Annual Meeting of Shareholders of Martin Marietta must be received by the Secretary of Martin Marietta no later than December 16, 2024 in order to be included in the Proxy Statement and on the Proxy Card that will be solicited by the Board of Directors in connection with that meeting. The inclusion of any proposal will be subject to applicable rules of the SEC. In addition, the Bylaws of Martin Marietta establish an advance notice requirement for any proposal of business to be considered at an Annual Meeting, including the nomination of any person for election as Director. In general, written notice must be received by the Secretary of Martin Marietta at its principal executive office, 4123 Parklake Avenue, Raleigh, North Carolina 27612, not less than 60 days nor more than 90 days prior to the first anniversary of the mailing of the preceding year's Proxy Statement in connection with the Annual Meeting and must contain specified information concerning the matter to be brought before such meeting and concerning the shareholder proposing such a matter. Accordingly, to be considered at the 2025 Annual Meeting, proposals must be received by the Secretary of Martin Marietta no earlier than January 15, 2025 and no later than February 14, 2025. Any waiver by Martin Marietta of these requirements with respect to the submission of a particular shareholder proposal shall not constitute a waiver with respect to the submission of any other shareholder proposal nor shall it obligate Martin Marietta to waive these requirements with respect to future submissions of the shareholder proposal or any other shareholder proposal. Our Bylaws provide a proxy access right to permit a shareholder, or a group of up to 20 shareholders, owning at least 3% of our outstanding common stock continuously for at least three years, to nominate and include in our proxy materials director nominees constituting up to 25% of the Board of Directors or two Directors, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our Bylaws. Under our Bylaws, compliant notice of proxy access Director nominations for the 2025 Annual Meeting must be submitted to the Corporate Secretary of Martin Marietta no earlier than November 16, 2024 and no later than December 16, 2024. The notice must contain the information required by the Bylaws. Any shareholder desiring a copy of the Bylaws of Martin Marietta will be furnished one without charge upon written request to the Secretary of Martin Marietta at its principal executive office, 4123 Parklake Avenue, Raleigh, North Carolina 27612.

Martin Marietta Materials, Inc.

April 15, 2024



Appendix A

Martin Marietta
Guidelines for Potential New Board Members

Preamble: The following considerations are one of the tools used to assist the Nominating and Corporate Governance Committee in the exercise of its responsibility to evaluate the suitability of new potential candidates for the Board of Directors, consistent with any criteria set out in Martin Marietta's Corporate Governance Guidelines. In evaluating a new potential candidate who is not an employee or former employee of Martin Marietta, the Nominating and Corporate Governance Committee would take into consideration the extent to which the candidate has the personal characteristics and core competencies outlined in one or more of the guidelines set out below, and would take into account all other factors it considers appropriate, including the overall composition of the Board. These guidelines are in addition to and are not intended to change or interpret any law or regulation, or Martin Marietta's Articles of Incorporation or Bylaws. The guidelines are subject to modification from time to time by the Nominating and Corporate Governance Committee.

1. Candidates should have a long-term history of the highest integrity and should ascribe fully to the ethics program of Martin Marietta.

2. Candidates should be experienced, seasoned and have mature business judgment. It would be desirable if they are still active in their careers.

3. Consideration should be given to matching the geographic base of the candidate with the geographic coverage of Martin Marietta.

4. Consideration should be given to diversity on the Board. Such diversity may include type of experience, education, skill sets, ethnic origin, gender and other items that will enable the Board to have a broad knowledge base and diverse viewpoints.

5. Generally, candidates should not come from firms or companies that are significant sellers or buyers of goods and services to or from Martin Marietta.

6. Candidates who would serve on Martin Marietta's Audit Committee, Nominating and Corporate Governance Committee, or Management Development and Compensation Committee should be "independent" as defined by the Securities and Exchange Commission, the New York Stock Exchange and Martin Marietta's Corporate Governance Guidelines.

7. Given the nature of Board governance, the background and expertise of candidates should reflect the skill needs of the Board and Martin Marietta. With the Securities and Exchange Commission requirements with respect to audit committees and the financial nature of much of what the Board is responsible for, a significant number of Board members need to have strong financial knowledge.

8. Candidates should have significant professional experience to make a significant contribution to the Board such that the overall composition of the Board includes expertise in the following areas: audit committee financial experts, legal, human resources, business strategy, marketing, the primary businesses in which Martin Marietta operates, and other areas of importance to Martin Marietta.

9. Public company experience is highly desirable.

10. Candidates from education or nonprofit organizations will be considered where there is a specific priority need identified by the Board and where such a candidate can add value.

11. Board candidates ideally would serve on no more than three for-profit boards inclusive of Martin Marietta Materials to assure adequate time to discharge the duties of a Board member.



Appendix B

Non-GAAP Measures

Non-GAAP financial measures disclosed by management are provided as additional information to investors in order to provide them with an alternative method for assessing our financial condition and operating results, and are often requested by investors. These measures are not in accordance with, or a substitute for, generally accepted accounting principles (GAAP) and may be different from or inconsistent with non-GAAP financial measures used by other companies. Adjusted EBITDA is an indicator used by the Company and investors to evaluate the Company's operating performance period to period.

Adjusted EBITDA is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. Adjusted EBITDA is not defined by GAAP and, as such, should not be construed as an alternative to earnings from operations, net earnings or operating cash flow.

A reconciliation of annualized adjusted EBITDA anticipated from the addition of Albert Frei & Sons and BWI Southeast (which is presented on a basis similar to Adjusted EBITDA presented in the following table) is not presented as it is impractical to present a quantitative reconciliation of this forward-looking estimate. The following presents a reconciliation of net earnings from continuing operations attributable to Martin Marietta to consolidated Adjusted EBITDA from continuing operations for the years ended December 31, 2023, 2022, 2021, 2020, and 2010.

Consolidated Adjusted EBITDA for year ended December 31:

(dollars in millions)	2023	2022	2021	2020	2010
Net earnings from continuing operations attributable to Martin Marietta	$1,199.8	$ 856.3	$ 702.0	$ 721.0	$ 96.8
Add back (deduct):					
Interest expense, net of interest income	118.6	155.4	142.4	117.6	67.4
Income tax expense for controlling interests	292.3	234.8	153.1	168.2	29.2
Depreciation, depletion and amortization expense and earnings/loss from nonconsolidated equity affiliates	504.8	496.6	442.5	386.0	179.0
Acquisition and integration expenses	12.2	9.1	57.9		
Impact of selling acquired inventory after markup to fair value as part of acquisition accounting			30.6		
Nonrecurring gain on divestiture		(151.9)			
Consolidated Adjusted EBITDA from continuing operations	$2,127.7	$1,600.3	$1,528.5	$1,392.8	$ 372.4
Total revenues	$6,777.2	$6,160.7	$5,414.0	$4,729.0	$1,782.9
Adjusted EBITDA margin	31.4%	26.0%	28.2%	29.4%	20.9%



The Company Selected Measure of Adjusted EBITDA for Pay Versus Performance on page 85 includes continuing operations and discontinued operations. The following presents a reconciliation of Consolidated Adjusted EBITDA from continuing operations to Adjusted EBITDA for Pay for Performance for the years ended December 31, 2023, 2022, 2021 and 2020.

(dollars in millions)	2023	2022	2021	2020
Net (loss) earnings from discontinued operations	$ (30.9)	$ 10.5	$ 0.5	$
Add back (deduct):				
Interest expense			0.2	0.2
Income tax (benefit) expense	(9.4)	5.0	0.1	
Depreciation, depletion and amortization expense			0.3	0.8
Nonrecurring loss on divestitures	24.0	0.7		
Impact of selling acquired inventory after mark up to fair value as part of acquisition accounting			3.1	
Adjusted EBITDA from discontinued operations	(16.3)	16.7	4.7	
Consolidated Adjusted EBITDA from continuing operations	2,127.7	1,600.3	1,528.5	1,392.8
Adjusted EBITDA for Pay for Performance	$2,111.4	$1,617.0	$1,533.2	$1,392.8

Leverage Ratio

The leverage ratio is our consolidated net debt-to-consolidated Adjusted EBITDA from continuing operations for the trailing twelve months. Management uses this ratio to assess its capacity for additional borrowings. The following calculation as of December 31, 2023 is not intended to be a substitute for the Company's leverage covenant under its credit facility:

(dollars in millions)	2023
Net earnings from continuing operations attributable to Martin Marietta	$ 1,119.8
Add back:	
Interest expense, net of interest income	118.6
Income tax expense for controlling interests	292.3
Depreciation, depletion and amortization expense and earnings/loss from nonconsolidated equity affiliates	504.8
Acquisition and integration expenses	12.2
Consolidated Adjusted EBITDA from continuing operations for the twelve months ended December 31	$ 2,127.7
Consolidated debt at December 31	$ 4,345.2
Less: Unrestricted cash at December 31	(1,271.8)
Consolidated net debt at December 31	$ 3,073.4
Consolidated net debt-to-consolidated EBITDA at December 31 for trailing-twelve months Consolidated Adjusted EBTIDA from continuing operations	1.44 times



Cautionary Statement

We provide a discussion of a variety of risks associated with our business in our Annual Report on form 10-K for the year ended December 31, 2023 (the 2023 Form 10-K) that was filed with the Securities Exchange Commission. This proxy statement, our 2023 Form 10-K and other written reports and oral statements made from time to time by the Company contain statements that, to the extent they are not recitations of historical fact, constitute forward-looking statements within the meaning of federal securities law. Investors are cautioned that all forward looking statements involve risks and uncertainties, and are based on assumptions that the Company believes in good faither are reasonable, but which may be materially different from actual results. Investors can identify these statements by the fact that they do not relate only to historic or current facts. The words "may," "will," "could," "should," "anticipate," "believe," "estimate," "expect," forecast, "intend," "outlook," "plan," "project," "scheduled," and similar expressions in connection with future events or future operating or financial performance are intended to identify forward-looking statements. Any or all of the Company's forward-looking statements may turn out to be wrong. Statements regarding the future performance of our investments and acquisitions, statements and assumptions regarding our current ESG targets and ambitions, and regulatory compliance are examples of forward-looking statements. Numerous factors, could affect the Company's forward-looking statements and actual performance. Readers are also cautioned that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties. Other factors besides those listed may also adversely affect the Company and may be material to the Company. These forward-looking statements are made as of the date hereof based on management's current expectations, and the Company does not undertake an obligation to update such statements, whether as a result of new information, future events, or otherwise, other than as required by law.





Martin Marietta
4123 Parklake Avenue
Raleigh, NC 27612
(919) 781-4550

www.martinmarietta.com
NYSE Stock Symbol: MLM

